
11007370


FNB Bancorp


SEC MAIL PROCESSING
RECEIVED
APR 0 6 2011
WASH, D.C.
211
SECTION

Annual Report 2010

FNB BANCORP

BOARD OF DIRECTORS

LISA ANGELOT
Chairwoman of the Board

THOMAS G. ATWOOD, D.D.S

RONALD R. BARELS, D.D.S

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

MERRIE TURNER LIGHTNER
Vice President and Chief Financial Officer
Lightner Property Group, Inc.

THOMAS C. MCGRAW
Chief Executive Officer
Secretary of the Board

MICHAEL PACELLI
President
Bay Relations

EDWARD J. WATSON
Attorney, Partner
Watson & Lanctot, LLP

OFFICERS

THOMAS C. MCGRAW
Chief Executive Officer

JIM D. BLACK
President

ANTHONY J CLIFFORD
Executive Vice President
Chief Operating Officer

DAVID A. CURTIS
Senior Vice President
Chief Financial Officer

FIRST NATIONAL BANK OF NORTHERN CALIFORNIA

BOARD OF DIRECTORS

LISA ANGELOT
Chairwoman of the Board

THOMAS G. ATWOOD, D.D.S.

RONALD R. BARELS, D.D.S.

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief Operating Officer

MERRIE TURNER LIGHTNER
Vice President and Chief Financial Officer
Lightner Property Group, Inc.

THOMAS C. MCGRAW
Chief Executive Officer
Secretary of the Board

MICHAEL PACELLI
President
Bay Relations

EDWARD J. WATSON
Attorney, Partner
Watson & Lanctot, LLP

RETIRED DIRECTORS

R. ALBERT ROENSCH
Director Emeritus

NEIL J. VANNUCCI
Director Emeritus

MICHAEL R. WYMAN
Director Emeritus

OFFICERS ADMINISTRATION

THOMAS C. MCGRAW
Chief Executive Officer

JIM D. BLACK
President

ANTHONY J. CLIFFORD
Executive Vice President
Chief operating Officer

DAVID A. CURTIS
Senior Vice President
Chief Financial Officer

CHARLES R. KEY
Senior Vice President
Information Technology
Director

JEAN JAUREGUI
Senior Vice President
Central Services
Manager

EDWIN T. ARRIOLA
Vice President
Human Resources
Director

OFFICERS ADMINISTRATION

GWEN BRANDT
Vice President
Central Operations
Services Manager

MADELEINE LINDSAY
Vice President
Compliance Officer

MICHELLE MCGHEE
Vice President
Central Services
Project Manager

MALCOLM A. MORRIS
Vice President
Controller

TAUS RAZA
Vice President
Electronic Banking
Supervisor

JANELLE SANTIAGO
Vice President
Assistant Director
Information Technology

JEAN SIGUA
Vice President
Branch Operations
Administration

TERENCE YU
Vice President
Assistant Controller

EILEEN GARCIA
Assistant Vice President
Compliance Assistant

TERESA GREEN
Assistant Vice President
Card Services Manager

AMIT HADA
Assistant Vice President
Information Technology
Systems Administrator

NATHALIA RODRIGUEZ
Assistant Vice President
Personal Banking
Administrator

ESTEBAN MORALES
Assistant Vice President
Purchasing Manager

GINA MORALES
Assistant Vice President
Central Operations
Services

MIKE NIGHTINGALE
Assistant Vice President
Information Technology
Senior Network Systems
Administrator

BRENDA SHOOMILOFF
Assistant Vice President
Training Manager

KURT VALLEY
Assistant Vice President
Information Technology
Security Officer

JAMES YAO
Assistant Vice President
Human Resources
Generalist

CAROLYN ARIAS
Bank Officer
Payroll & Benefits
Administrator

SHIRLEY CABANERO
Bank Officer
Finance Officer

EVELYN CAKEBREAD
Bank Officer
ACH/EFT Specialist

GLORIA FLORES
Bank Officer
Wire Transfer Specialist

YOLANDA GONZALEZ
Bank Officer
Risk Officer Assistant

MY LEVAL
Bank Officer
Corporate Banking

MAUNG LIN
Bank Officer
Computer Operator

MARIA MECCARIELLO
Bank Officer
Executive Assistant

KATHLEEN SEIBERT
Bank Officer
Card Services Supervisor

BUSINESS DEVELOPMENT & COMMERCIAL BANKING DIVISION

EDWARD CRUZ
Vice President
Business Development
Officer

DEBORAH SANWAL
Vice President
Treasury Management
Officer

CREDIT ADMINISTRATION

BILL TECSON
Senior Vice President
Credit Administrator

SHEILA MACNAUGHTON
Vice President
Loan Servicing & Support Manager

JACQUELINE KROHN
Bank Officer
Loan Servicing and
Support
Assistant Manager

LOAN ADMINISTRATION

RANDY BRUGIONI
Senior Vice President
Senior Loan Officer

KATHY CASTOR
Vice President
Construction Loan
Department Manager

REINA CEJA
Vice President
Commercial Loan
Officer Supervisor

RICHARD GARCIA
Vice President
Commercial Loan
Officer

PAULINE LIM
Vice President
Commercial Loan
Officer

CASSANDRA MONTEITH
Vice President
Commercial Loan
Officer Team Leader

JANINE PERRIGNON
Vice President
Commercial Loan
Officer

LUCHO VIVANCO
Vice President
Commercial Loan
Officer

TERRY WARD
Vice President
Commercial Loan
Officer Team Leader

CATHERINE XU
Vice President
Commercial Loan
Officer

ROGER TAKI
Assistant Vice President
Commercial Loan
Officer

DANIEL MCKENZIE
Bank Officer
Senior Credit Analyst

GRACE TURLA
Bank Officer
Premier banking Deposit
Services Officer

LISTI WONG
Bank Officer
Senior Credit Analyst

ZAID KHAN
Bank Officer
Construction Loan
Department Specialist

ADMINISTRATION OFFICE
975 El Camino Real, South San Francisco, California 94080
Telephone (650) 588-6800
Fax (650) 588-9695

BRANCHES

DALY CITY

6600 Mission Street, Daly City, California 94014
Telephone (650) 992-8800

DEE CALLERO CANEPA	OLIVIA VEGA	BELMA DURAN
Vice President	Branch Officer	Branch Officer
Branch Manager	Operations Supervisor	Operations Supervisor

SOUTH SAN FRANCISCO

211 Airport Boulevard, South San Francisco, California 94080
Telephone (650) 873-0211

MATTHEW BUTLER	SHERRIE LANDERITO
Assistant Vice President	Branch Officer
Branch Manager	Operations Supervisor

MILLBRAE/SAN BRUNO

1551 El Camino Real, Millbrae, California 94030
Telephone (650) 871-4400

MARINA TOLENTINO	MIROSLAV MIKLOS	JAYNE ABAD
Assistant Vice President	Bank Officer	Branch Officer
Branch Manager	Universal Banker	Universal Banker

BURI BURI

975 El Camino Real, South San Francisco, California 94080
Telephone (650) 726-6373

GARRETT MOORE	RYAN HO	LUZVIMINDA PALATINO
Vice President	Bank Officer	Bank Officer
Branch Manager	Operations Supervisor	Universal Banker

HALF MOON BAY
736 Main Street, Half Moon Bay, California 94019
Telephone (650) 726-6373

SARA WATSON
Vice President
Branch Manager

SARITA CHARAN
Branch Officer
Operations Supervisor

FRANCISCO VILLEGAS
Branch Officer
Operations Supervisor

LINDA MAR
1450 Linda Mar Shopping Center, Pacifica, California 94044
Telephone (650) 359-5811

MARINE KEKLIKIAN
Branch Officer
Universal Banker

HEM PATEL
Assistant Vice President
Branch Manager

ERNESTO SALAK
Branch Officer
Operations Supervisor

REDWOOD CITY*
700 El Camino Real, Redwood City, California 94063
Telephone (650) 299-0700

LEILA PERRERAS
Assistant Vice President
Branch Manager

TANIA ORTEGA
Branch Officer
Operations Supervisor

SAN MATEO
150 East Third Avenue, san Mateo, California 94401
Telephone (650) 340-1033

KATHY STROHMEIER
Assistant Vice President
Branch Manager

NELLY LEE
Branch Officer
Operations Supervisor

PESCADERO**
239 Stage Road, P. O. Box 70, Pescadero, California 94060
Telephone (650) 879-0875

SARA WATSON
Vice President
Branch Manager

ELIANA FALK
Branch Officer
Operations Supervisor

SAN FRANCISCO***
Financial District
65 Post Street, San Francisco, California 94104
Telephone (415) 661-4800

DEREK CHAN Vice President Branch Manager	DONNA MESCHI Branch Officer Operations Supervisor

PORTOLA BRANCH*
699 Portola Drive, San Francisco, California 94127
Telephone (415) 661-4800

DEE CALLERO CANEPA Vice President Branch Manager	FARIDA KHALID Branch Officer Operations Supervisor

Branches Open:
Monday through Thursday 9am-5pm; Friday 9am-6pm; Saturday 9am-1pm
Except: *Monday through Friday 9am-6pm
**Monday through Thursday 9am-4pm; Friday 9am-6pm
***Monday through Friday 9am-5pm
**** Monday through Thursday 9am-5pm; Friday 9am-6pm


DEPOSITS
(Millions)
700
600
500
400
300
200
100
0
06
07
08
09
10
$
482
499
501
599
628


ASSETS
(Millions)
800
700
600
500
400
300
200
100
0
06
07
08
09
10
$
581
644
661
708
715


LOANS
(Millions)
600
500
400
300
200
100
0
06
07
08
09
10
$
419
490
498
494
475


CAPITAL
(Millions)
90
80
70
60
50
40
30
20
10
0
06
07
08
09
10
$
62
67
68
79
81



April 22, 2011

Dear Shareholder:

Thank you for taking the time to review our 2010 Annual Report. We hope you will be able to join us at our annual shareholder meeting at 6:30 PM, on Wednesday, May 18, 2011, at the Basque Cultural Center, 599 Railroad Avenue, South San Francisco, 94080.

2010 was a year when your Bank returned to profitability, even though national economic conditions still point to segments of the economy mired in a recessionary environment. These conditions continued to slow down the recovery. According to National Bureau of Economic Research, the recession which "officially" began in December of 2007, ended "officially" in June of 2009. I'm not sure that many Americans would agree with this historical analysis that the recession has ended. We continue to see significant housing foreclosures, with the supply of housing exceeding demand. Unemployment has been reduced from over 10% in 2010 to 9.5% as of February, 2011, but that is still a very high number. California unemployment exceeds 12% as of February, 2011. Consumer confidence is showing slight signs of increase, businesses are beginning to expand and some are gradually taking on higher levels of debt. In short, the tea leaves are still confusing.

Throughout this uncertainty, your Bank continued to bring in deposits and make loans to creditworthy borrowers. Another sign that this recovery is still questionable; in the last few years, we have turned down more loans than I can remember in my 23 years with the Bank. As you can see below, we saw a decrease in loans of approximately $20 million year over year. So, what does "creditworthy borrower" refer to? Using a hypothetical example, to purchase a one million dollar commercial property, a potential borrower must provide: three years of individual and corporate tax returns, a Certified Public Accountant prepared financial statement, a detailed business plan, a FNBNC approved independent appraisal of the property, 35% capital, or $350,000, on the one million dollar purchase, as our policy allows us to lend at a maximum of 65% of appraised value. This ensures that the borrower has "skin in the game". We then perform a global cash flow analysis and stress tests of the borrowers' holdings; how would an increase in interest rates on adjustable loans affect the borrower's cash flow and the ability to repay their loan(s)? Would problems with their other investments negatively impact their ability to repay their debt to us? Finally, what about the borrower's character? If problems arise, will the borrower honor his or her obligation? If all these documents and the analysis support making the loan, we will bring the proposal to the Loan Committee of the Bank for final approval. Many of the people and businesses approaching us for lending over the past two years have been surprised, to put it mildly, when they see what we require for loan consideration. The frequent response is, “Gee, my ‘other bank’ didn’t require all this!” In many cases, their “other bank” is no longer in existence due to poor credit decisions based upon inadequate data. As a result, we have made fewer loans, but we continue to mine for qualified borrowers who meet our criteria.

Here is a comparison of our basic financial results from 2009 to 2010:

	2009	2010
Earnings available to common shareholders	($39,000)	$ 2,812,000
Earnings Per Share:		
Basic	($ 0.01)	$ 0.84
Diluted	($ 0.01)	$ 0.84
Return on Average Assets	(0.01%)	0.39%
Return on Average Equity	(0.05%)	3.48%
Net Loans	$ 494,349,000	$ 474,828,000
Total Deposits	$ 598,964,000	$ 628,440,000
Total Assets	$ 708,309,000	$ 714,639,000
Total Equity	$ 78,865,000	$ 80,924,000

These trends, while positive, have also seen our growth slow. We continue to look at ways we can increase income and control our overhead in these challenging times.

* During 2010, we made the difficult decision to eliminate six positions. We felt we could redistribute these responsibilities to our existing staff without overwhelming them, or degrading our service.

* We were unable to reach terms on a new lease on our Eureka Square Branch in Pacifica. We elected to combine Eureka Square into our newly remodeled Linda Mar Branch. We were able to retain the majority of Eureka Square accounts after the move. In May of 2010, we had a total of $72,760,402 in deposits in both Eureka Square and Linda Mar. At the end of July, after the June Eureka Square closure, we maintained a deposit balance in Linda Mar of $70,146,891 a net decrease in deposits of $2,613,511.

* We also elected to close our Colma Branch in 2010. Our Daly City location is two miles north on Mission Street and Buri Buri in South San Francisco is 1.8 miles to the south on El Camino. We felt these two nearby branches would not greatly inconvenience our Colma customers. In November of 2010, we had total deposits in all three branches, (Colma, Daly City & Buri Buri) of $158,168,776. At the end of January of 2011, after closing Colma in early December of 2010, we had total deposits in Daly City and Buri Buri of $157,292,734, a net decrease of $876,042. As with our closure of Eureka Square, we have retained the majority of

our relationships. Colma also houses key support services for the Bank: Information Technology, Central Operations Services, Network Department, Electronic Banking, Credit Administration, Note Department, Compliance and Corporate Banking. As we expand our services and our footprint, the need for additional space has become critical. Closing the Colma retail branch has afforded us additional space to support our future growth.

* We have leased a former Wells Fargo branch at 2197 Chestnut Street, at the corner of Chestnut and Pierce Streets, in San Francisco's Marina District. The savings from the closure of the Colma branch will be used to help offset the costs of operating the Chestnut Street branch. By the time you receive this annual report, we will be open for business on Chestnut Street, starting on Monday, April 4, 2011. This area is populated with many small businesses and high net worth individuals. As the only community bank in this area, and being surrounded by the large nationwide banks, we believe we offer a viable and desirable alternative to these large, impersonal transactional banks. We see great potential for growth.

* Additionally, we purchased a former Wells Fargo Branch at 425 South Matilda Avenue in Sunnyvale, California during 2010. Our new Sunnyvale location is our first expansion into Santa Clara County and the South Bay. Initially, we will open this facility as a loan production office and we hope to expand our operations there and become a full service branch by late 2011.

In both new locations, we are competing directly against the large nationwide banks. As we found when we purchased Sequoia National Bank, the Post Street location saw organic growth within the financial district of San Francisco as well as growth from disillusioned nationwide bank customers. Timing is everything, and we believe there is still strong anti-large bank sentiment. We continue to open accounts for individuals and businesses that have chosen to leave these large institutions for many reasons; poor service, policies which change overnight and the calling of loans which don't meet their "new standards".

2011 will continue to be a year of challenges and opportunities. Our talented and committed staff is passionate in the pursuit of making First National Bank of Northern California the best we can be, and in doing so, increasing the value of your investment. Should you have any questions, I can be reached at 650-875-4865 or tmcgraw@fnbnorcal.com.

Sincerely,

Tom McGraw
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010, or

☐ Transition report pursuant to Section 13 or 15 (d) of Securities Exchange Act of 1934

Commission File No. 000-49693

FNB BANCORP

(Exact name of registrant as specified in its charter)

California	91-2115369
(State or other jurisdiction of incorporation or organization)	(IRS Employer ID Number)
975 El Camino Real, South San Francisco, California	94080
(Address of principal executive offices)	(Zip code)

(650) 588-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: ____________________

Title of Class: Common Stock, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company " in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐

Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $21,508,218

Page 1 of 106 pages

Number of shares outstanding of each of the registrant's classes of common stock, as of March 25, 2011

No par value Common Stock – 3,341,049 shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference into this Form 10-K: Part III, Items 10 through 14 from Registrant's definitive proxy statement for the 2011 annual meeting of shareholders.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Forward-Looking Statements: Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) variances in the actual versus projected growth in assets; (2) return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiary, including State and local issues being addressed in California; (9) changes in the regulatory environment; (10) changes in business conditions and inflation; (11) changes in securities markets; (12) data processing problems; (13) a further decline in real estate values in the Company's operating market areas; (14) the effects of terrorism, the threat of terrorism or the impact of the current military conflicts in Iraq and Afghanistan, and the conduct of the war on terrorism by the United States and its allies, worsening financial and economic conditions, natural disasters, and disruption of power supplies and communications; and (15) changes in accounting standards, tax laws or regulations and interpretations of such standards, laws or regulations, as well as other factors. The factors set forth under "Item 1A – Risk Factors" in this report and other cautionary statements and information set forth in this report should be read carefully, considered and understood as being applicable to all related forward-looking statements contained in this report when evaluating the business prospects of the Company and its subsidiary.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Actual results and shareholder values in the future may differ significantly from those expressed in forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, or to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

General

FNB Bancorp (the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was incorporated under the laws of the State of California on February 28, 2001.

As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. Its principal office is located at 975 El Camino Real, South San Francisco, California, 94080, and its telephone number is (650) 588-6800.

The Company owns all of the issued and outstanding shares of common stock of First National Bank of Northern California, a national banking association (the "Bank"). The Company has no other subsidiary.

The Bank was organized in 1963 as "First National Bank of Daly City." In 1995, the shareholders approved a change in the name to "First National Bank of Northern California." The administrative headquarters of the Bank is located at 975 El Camino Real, South San Francisco, California. The Bank is locally owned and presently operates eleven full service banking offices in the cities of Daly City, South San Francisco, Millbrae, Pacifica, Half Moon Bay, San Mateo, Redwood City, Pescadero, as well as its Financial District and Portola offices in San Francisco. The Bank's primary business is servicing the business or commercial banking needs of individuals and small to mid-sized businesses within San Mateo and San Francisco Counties.

The Bank is chartered under the laws of the United States and is governed by the National Bank Act, and is a member of the Federal Reserve System. The Federal Deposit Insurance Corporation insures the deposits of the Bank up to the applicable legal limits, currently $250,000 per separately insured depositor. The Bank is subject to regulation, supervision and regular examination by the Office of the Comptroller of the Currency. The regulations of the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, and the Office of the Comptroller of the Currency govern many aspects of the Bank's business and activities, including investments, loans, borrowings, branching, mergers and acquisitions, reporting and numerous other areas. The Bank is also subject to applicable provisions of California law to the extent those provisions are not in conflict with or preempted by federal banking law. See "Supervision and Regulation" below.

The Bank's market areas consist primarily of the counties of San Francisco and San Mateo. Based on latest available reports from the U. S. Department of Commerce Bureau of Economic Analysis, per capita income in the counties of San Francisco and San Mateo for the year 2008 were $72,712 and $73,839, respectively, which represented an increase of 33.6% and 37.4%, respectively, over 2003 levels. Management believes per capita income levels will grow at single digit growth rates during the year ending December 31, 2011, based upon expected economic activity levels and overall employment prospects. The following report on unemployment published by the California Employment Development Department shows 9.2% in San Francisco County, 8.3% in San Mateo County, and 12.3% for the state of California, in December 2010. For December 2009, San Francisco County showed 9.4%, San Mateo County showed 8.9%, and the state of California 12.2%.

In addition, a report from the California Employment Development Department ("EDD"), based on information published by America's Labor Market Information System (ALMIS) Employer Database 2011 1st Edition, lists the following major employers in San Francisco County: Bechtel, Deloitte, GSA Pacific Rim Region, California Pacific Medical Center, Kaiser Permanente Medical Center, San Francisco General Hospital, Pacific Gas & Electric, San Francisco Chronicle, San Francisco State University, and University of California-San Francisco. The following were listed as major employers in San Mateo County: Genentech, Gilead Sciences, Kaiser Permanente Medical Group, Peninsula Medical Center, San Mateo County Human Resources, San Mateo County Mental Health, Oracle Corp., SRI International, Stanford Linear Accelerator and Visa International Services Association. The major labor force in both counties is represented by the service industries, including financial activities, educational and health services, professional and business services, leisure and hospitality and state government.

The Bank offers a broad range of services to individuals and businesses in its primary service area, including a full line of business financial products with specialized services such as courier, appointment banking, and business Internet banking. The Bank offers personal and business checking and savings accounts, including individual interest-bearing negotiable orders of withdrawal ("NOW"), money market accounts and/or accounts combining checking and savings accounts with automatic transfer capabilities, IRA accounts, time certificates of deposit, direct deposit services and computer cash management with access through the Internet. First National Bank also makes available commercial loans and standby letters of credit and construction, accounts receivable, inventory, automobile, home improvement, residential real estate, commercial real estate, home equity lines, Small Business Administration loans, office equipment, leasehold improvement and consumer loans as well as overdraft protection lines of credit. In addition, the Bank sells travelers checks and cashiers checks, offers automated teller machine (ATM) services tied in with major statewide and national networks and offers other customary commercial banking services.

Most of the Bank's deposits are obtained from commercial and non-profit businesses, professionals and individuals. As of December 31, 2010, First National Bank had a total of 23,961 deposit accounts. On occasion, the Bank has obtained deposits through deposit brokers for which it pays a broker fee. As of December 31, 2010, First National Bank had no such deposits. There is no concentration of deposits or any customer with 5% or more of First National Bank's deposits.

At December 31, 2010, the Company had total assets of $714,639,000, net loans of $474,828,000, deposits of $628,440,000 and stockholders' equity of $80,924,000. The Company competes with approximately 78 other banking or savings institutions in its San Francisco and San Mateo County service area. The Company's market share of Federal Deposit Insurance Corporation insured deposits in the service area of San Mateo County is approximately 2.57%, and 0.05% in the San Francisco County market area (based upon the most recent information available from the Federal Deposit Insurance Corporation through June 30, 2010). See "Competitive Data" below.

Employees

At December 31, 2010, the Company employed 171 persons on a full-time equivalent basis. The Company believes its employee relations are good. The Company is not a party to any collective bargaining agreement.

Available Information

The Company and the Bank maintain an Internet website at http://www.FNBNORCAL.com. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are made available free of charge on or through such website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. Also made available on or through such website are the Section 16 reports of ownership and changes in ownership of the Company's common stock which are filed with the Securities and Exchange Commission by the directors and executive officers of the Company and by any persons who own more than 10 percent of the outstanding shares of such stock. Information on such website is not incorporated by reference into this report.

SUPERVISION AND REGULATION

General

FNB Bancorp. The common stock of the Company is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. FNB Bancorp has registered its common stock under Section 12 (g) of the Securities Exchange Act of 1934, as amended. The Company is also subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, annual, quarterly and other current reports required to be filed with the Securities and Exchange Commission.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors of the Federal Reserve System (the "Board of Governors"). The Company is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, FNB Bancorp would own or control more than 5% of the voting shares of such bank. The Bank Holding Company Act prohibits the Company from acquiring any voting shares of, or interest in, all or substantially all of the assets of a bank located outside the State of California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

The Company, and any subsidiary which it may acquire or organize, are deemed to be "affiliates" of the Bank within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans by First National Bank to its affiliates, and (b) on investments by the Bank in affiliates' stock as collateral for loans to any borrower. The Company and the Bank are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

In addition, regulations of the Board of Governors under the Federal Reserve Act require that reserves be maintained by the Bank in conjunction with any liability of the Company under any obligation (promissory note, acknowledgment of advance, banker's acceptance or similar obligation) with a weighted average maturity of less than seven (7) years to the extent that the proceeds of such obligations are used for the purpose of supplying funds to the Bank for use in its banking business, or to maintain the availability of such funds.

First National Bank of Northern California. As a national banking association licensed under the national banking laws of the United States, the Bank is regularly examined by the Office of the Comptroller of the Currency and is subject to supervision and regulation by the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

This supervision and regulation includes comprehensive reviews of all major aspects of the Bank's business and condition, including its capital ratios, allowance for possible loan losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. The Bank is required to file reports with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Bank's deposits are insured by the Federal Deposit Insurance Corporation up to the applicable legal limits.

Capital Standards.

The Board of Governors, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency (the "OCC") have adopted risk-based guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally.

Under the risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common stockholders' equity and noncumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in the case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for credit losses. Tier 2 capital may also include up to 45% of the pretax unrealized gains on certain available-for-sale equity securities having readily determinable fair values (i.e. the excess, if any, of fair market value over the book value or historical cost of the investment security). The federal regulatory agencies reserve the right to exclude all or a portion of the unrealized gains upon a determination that the equity securities are not prudently valued. Unrealized gains and losses on other types of assets, such as bank premises and available-for-sale debt securities, are not included in Tier 2 capital, but may be taken into account in the evaluation of overall capital adequacy. Net unrealized losses on available-for-sale equity securities will continue to be deducted from Tier 1 capital as a cushion against risk.

A leverage capital standard was adopted as a supplement to the risk-weighted capital guidelines. Under the leverage capital standard, an institution is required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital. Period-end assets may be used in place of quarterly average total assets on a case-by-case basis. The Board of Governors and the Federal Deposit Insurance Corporation have also adopted a minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

On May 10, 2010, the Bank entered into an informal Memorandum of Understanding with the OCC which, among other matters, called for the establishment of individual minimum capital ratios ("IMCR's"). The IMCR's were considered necessary by the OCC because the Bank's commercial real estate portfolio was in excess of 300% of capital. On June 9, 2010, the OCC notified the Company that our IMCR's had been established and required the Bank to maintain a Tier 1 leverage ratio of at least 9% and a total risk-based capital ratio of at least 12%. The Memorandum of Understanding and theIMCR's shall remain effective until notified otherwise, in writing, by the OCC. At December 31, 2010, the Company was in compliance with the IMCR risk-weighted capital and leverage ratios. See "Capital" under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

Prompt Corrective Action

The Board of Governors, Federal Deposit Insurance Corporation, and Office of the Comptroller of the Currency have adopted regulations implementing a system of prompt corrective action pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics:

(1) "Well capitalized" – consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to an order, formal written agreement, capital directive or prompt corrective action directive;

(2) "Adequately capitalized" – consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution;

(3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a leverage ratio of less than 4%;

(4) "Significantly undercapitalized" – consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%;

(5) "Critically undercapitalized" – consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions that are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include:

(1) increased monitoring and review by the appropriate federal banking agency;

(2) implementation of a capital restoration plan;

(3) total asset growth restrictions; and

(4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include:

(a) requirements to augment capital;

(b) restrictions upon affiliate transactions;

(c) restrictions upon deposit gathering activities and interest rates paid;

(d) replacement of senior executive officers and directors;

(e) restrictions upon activities of the institution and its affiliates;

(f) requiring divestiture or sale of the institution; and

(g) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan.

The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5 percent of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized". The Federal Deposit Insurance Corporation Improvement Act ("FDICIA") also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized."

An "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without prior regulatory approval and regulators must prohibit a critically undercapitalized institution from taking certain other actions without prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Additional Regulations

Under FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. FDICIA further generally prohibits an insured bank from engaging as a principal in any activity that is impermissible for a national bank, absent Federal Deposit Insurance Corporation determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that such bank is, and will continue to be, within applicable capital standards.

The Federal Financial Institutions Examination Council ("FFIEC") utilizes the Uniform Financial Institutions Rating System ("UFIRS"), commonly referred to as "CAMELS," to classify and evaluate the soundness of financial institutions. Bank examiners use the CAMELS measurements to evaluate capital adequacy, asset quality, management, earnings, liquidity and sensitivity to market risk. Effective January 1, 2005, bank holding companies such as the Company, became subject to evaluation and examination under a revised bank holding company rating system. This so-called BOPEC (Bank, Other subsidiaries, Parent, Earnings, Capital) rating system, implemented in 1979, has been focused primarily on financial condition, consolidated capital and consolidated earnings. The new rating system reflects a change toward analysis of risk management (as reflected in bank examination under the CAMELS measurements), in addition to financial factors and the potential impact of nondepository subsidiaries upon depository institution subsidiaries.

The federal financial institution agencies have established bases for analysis and standards for assessing financial institution's capital adequacy in conjunction with the risk-based capital guidelines, including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. The safety and soundness standards for insured financial institutions include analysis of (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan, particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings. First National Bank has a current rating of "satisfactory" for CRA compliance.

FDIC Insurance

The FDIC is an independent federal agency that insures deposits of federally insured banks (such as the Bank) and savings institutions up to prescribed limits through the Deposit Insurance Fund ("DIF"). The Emergency Economic Stabilization Act of 2008 ("EESA") temporarily raised the limit on federal deposit insurance coverage provided by the FDIC from $100,000 to $250,000 per depositor. The Dodd-Frank Act (described in more detail below) made the $250,000 amount permanent.

In addition, on November 9, 2010, the FDIC issued a final rule (implementing the Dodd-Frank Act) which provides temporary unlimited deposit insurance coverage for non-interest bearing transaction accounts, through December 31, 2012. In 2008, the FDIC had implemented a Temporary Liquidity Guarantee Program ("TLGP") to strengthen confidence and encourage liquidity in the financial system. The TLGP included a Transaction Account Guarantee Program ("TAGP"). The TAGP offered a full guarantee for non-interest bearing transaction accounts held at FDIC-insured depository institutions. That unlimited deposit coverage was voluntary for eligible institutions and was in addition to the $250,000 FDIC deposit insurance included as part of EESA. The Bank is a participant in the TAGP until the TAGP expires on December 31, 2011.

The amount of FDIC assessments paid by each DIF member institution is based on its risk profile as measured by regulatory capital ratios and other supervisory factors. Under the assessment rate system established in 2006, the FDIC set the assessment rates (effective January 1, 2007) for most institutions from $0.05 to $0.07 per $100 of insured deposits and established a Designated Reserve Ratio ("DRR") for the DIF during 2007 at 1.25% of insured deposits. Since 2008, due to higher levels of bank failures and the need to maintain a strong DIF, the FDIC has increased the assessment rates of insured institutions and may continue to do so in the future. On November 17, 2009, the FDIC amended its regulations and required all insured financial institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012, unless they were notified they were exempt from the prepayment. For the year ended December 31, 2010, the assessment rate for the Bank averaged $0.048330 per $100 in assessable deposits, compared to $0.030184 per $100 in assessable deposits for the year ended December 31, 2009.

As required by the Dodd-Frank Act, the FDIC has revised the assessment rates, to be effective on April 1, 2011, and the deposit insurance assessment base used to calculate premiums paid to DIF, substituting the average consolidated total assets less average tangible equity of an institution in place of deposits. Also pursuant to the Dodd-Frank Act, the FDIC increased the DRR to 2.0 percent, effective January 1, 2011. If economic conditions continue to impact financial institutions and there are additional bank and other financial institution failures, or if the FDIC otherwise determines, the Bank may be required to pay higher FDIC premiums in the future, which could have a material and adverse effect on the earnings of the Company.

On December 16, 2008, the FDIC approved an earlier proposed seven basis point rate increase for the first quarter 2009 assessment period effective January 1, 2009 as part of the DIF (Deposit Insurance Fund) restoration plan to achieve a minimum DRR (Designated Reserve Ratio) of 1.15% within five years.

On February 28, 2009, the FDIC established increased assessment rates effective as of April 1, 2009 and included adjustments to improve differentiation of risk profiles among institutions. The FDIC concurrently adopted an interim rule that imposed a 20 basis point emergency special assessment effective June 30, 2009, to be collected from all insured depository institutions on September 30, 2009, in addition to the imposition of an emergency special assessment of up to 10 basis points at the end of any calendar quarter after June 30, 2009 if the FDIC determines that the DRR will fall to a level that would adversely affect public confidence, among other factors. The changes to differentiate risk profiles will require riskier institutions to pay higher assessment rates based on classification into one of four risk categories. Within each category, the FDIC will be able to assess higher rates to institutions with a significant reliance on secured liabilities, which generally raises the FDIC's loss in the event of failure without providing additional assessment revenue. Higher rates will be assessed for institutions with a significant reliance on brokered deposits but, for well-managed and well-capitalized institutions, only when accompanied by rapid asset growth. The changes also provide incentives in the form of a reduction in assessment rates for institutions to hold long-term unsecured debt and, for smaller institutions, high levels of Tier 1 capital. Together, the changes would improve the way the system differentiates risk among insured institutions and help ensure that a minimum DRR of at least 1.15% is achieved by the end of 2013.

On November 17, 2009, the FDIC amended its regulations and required all insured financial institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. The prepaid assessment was collected on December 30, 2009. The FDIC also approved a three basis point increase in the assessment rate applied to insured financial institutions beginning in 2011. The amount of the Company's prepaid assessment was $3,011,000 as of December 31, 2009.

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act into law, which, in part, permanently raised the current standard maximum deposit insurance amount to $250,000.

Limitation on Dividends

FNB Bancorp. The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Also, the Company is required to make dividend payments to the U. S. Treasury on the shares of Preferred Stock that were issued on February 27, 2009, before the Company can pay dividends on its Common Stock. In addition, beginning in the second quarter of 2010, the Company must obtain regulatory approval from the OCC before Troubled Assets Relief Program ("TARP") dividends can be paid. As of December 31, 2010, all dividend payments on our Preferred Stock have been paid in accordance with the Treasury's Capital Purchase Program.

As part of the Company's and the Bank's informal agreements with the FRB and the OCC, respectively, which were executed during the second quarter of 2010, all cash dividends must be approved by both the OCC and the FRB before they may be declared. This requirement will remain effective until notified otherwise by the OCC and the FRB.

Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from the Bank. The Bank's ability to pay cash dividends is subject to restrictions imposed under the National Bank Act and regulations promulgated by the OCC.

The Company has paid quarterly dividends for each quarter commencing with the second quarter of 2002. Future dividends will continue to be determined after consideration of the Company's earnings, financial condition, future capital funds, regulatory requirements and other factors such as the Board of Directors may deem relevant. It is the intention of the Company to continue to pay cash dividends, subject to legal restrictions on the payment of cash dividends and depending upon the level of earnings, management's assessment of future capital needs and other factors to be considered by the Board of Directors.

The California General Corporation Law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The California General Corporation Law further provides that, in the event sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if, after giving effect to the distribution, it meets two conditions, which generally stated are as follows: (i) the corporation's assets must equal at least 125% of its liabilities; and (ii) the corporation's current assets must equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for those fiscal years, then the corporation's current assets must equal at least 125% of its current liabilities.

The Board of Governors of the Federal Reserve System generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The Federal Reserve Board policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

First National Bank of Northern California. As the Bank's sole shareholder, the Company is entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available therefore, subject to the restrictions set forth in the National Bank Act.

The payment of cash dividends by the Bank may be subject to the approval of the Office of the Comptroller of the Currency, as well as restrictions established by federal banking law and the Federal Deposit Insurance Corporation. Approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by the Bank's board of directors in any calendar year will exceed the Bank's net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus or to a fund for the retirement of preferred stock.

Additionally, the Federal Deposit Insurance Corporation and/or the Office of the Comptroller of the Currency, might, under some circumstances, place restrictions on the ability of a bank to pay dividends based upon peer group averages and the performance and maturity of that bank.

COMPETITION

Competitive Data

In its market area, the Bank competes for deposit and loan customers with other banks (including those with much greater resources), thrifts and, to a lesser extent, credit unions, finance companies and other financial service providers.

Larger banks may have a competitive advantage because of higher lending limits and major advertising and marketing campaigns, along with significant investment banking, trust and insurance operations. The Bank has made arrangements with its correspondent banks and with others to provide some of these services for its customers. For borrowers requiring loans in excess of the Bank's legal lending limits, the Bank has offered, and intends to offer in the future, such loans on a participating basis with its correspondent banks and with other independent banks, retaining the portion of such loans which is within its lending limits. As of December 31, 2010, the Bank's aggregate legal lending limits to a single borrower and such borrower's related parties were $12,359,000 on an unsecured basis and $20,598,000 on a fully secured basis, based on regulatory capital of $82,392,000. The Bank's business is concentrated in its service area, which primarily encompasses San Mateo County, but also includes portions of the City and County of San Francisco. The economy of the Bank's service area is dependent upon government, manufacturing, tourism, retail sales, population growth and smaller service oriented businesses.

Based upon the most recent information made available by the Federal Deposit Insurance Corporation Summary of Deposits at June 30, 2010, there were 29 commercial and savings banking institutions in San Mateo County with a total of $21,209,252,000 in deposits at June 30, 2010. The Bank had a total of 9 offices in the county with total deposits of $544,564,000 at the same date, or 2.57% of the San Mateo County totals. Based on the same survey, there were 274 and savings banking institutions in the County of San Francisco with a total of $142,886,097,000 in deposits at June 30, 2010. The Bank had a total of 2 offices in the county with total deposits of $75,668,000, or 0.05% of the County of San Francisco totals. San Mateo County and the City and County of San Francisco have averaged deposit growth of 39.37% over the last two years.

General Competitive Factors

In order to compete with the financial institutions in their primary service areas, community banks use, to the fullest extent possible, the flexibility which is accorded by their independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by their respective officers, directors and employees. The Bank's management and employees develop a thorough knowledge of local businesses and markets.

They also seek to provide special services and programs for individuals in their primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture and tools of the trade or expansion of practices or businesses. In the event there are customers whose loan demands exceed their respective lending limits, they seek to arrange for such loans on a participation basis with other financial institutions. They also assist those customers requiring services not offered by either bank to obtain such services from correspondent banks.

Banking is a business that depends on interest rate differentials. In general, the difference between the interest rate paid by a bank to obtain their deposits and other borrowings and the interest rate received by a bank on loans extended to customers and on securities held in a bank's portfolio comprise the major portion of a bank's earnings. The Bank competes with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. The Bank also competes for loans with savings and loan associations, credit unions, consumer finance companies, banking and other financial institutions, mortgage companies and other lending institutions.

The interest rate differentials of a bank, and therefore its earnings, are affected not only by general economic conditions, both domestic and foreign, but also by statutes, and as implemented by federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in United States government securities, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on the Bank are not predictable.

Legislative and Regulatory Impact

Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition or merger with an existing whole bank, which has been in existence for at least five years. Recently, the Dodd-Frank Act (enacted on July 21, 2010 and described below) authorized national and state banks to establish branches in other states to the same extent as a bank chartered by that state would be permitted to branch.

The federal financial institution agencies, especially the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The Office of the Comptroller of the Currency has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries.

"Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the Office of the Comptroller of the Currency to engage in an activity through a subsidiary in which the Bank itself may not engage.

The Gramm-Leach-Bliley Act (the "Act"), eliminated most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by the Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall"). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities. The Act repealed Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now, among other matters, acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The Act includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a structure authorized by the Act.

Prior to the Act, significant restrictions existed on the affiliation of banks with securities firms and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The Act removed these restrictions and substantially eliminated the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies which qualify as financial holding companies can now, among other matters, insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the Act, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such an effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities.

Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which to date have defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of the Act was to require that federal financial institution and securities regulatory agencies prescribe regulation to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations require, in general, that financial institutions (1) may not disclose non-public information of customers to non-affiliated third parties without notice to their customers, who must have an opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

Neither the Company nor the Bank has determined whether or when it may seek to acquire and exercise new powers or activities under the Act, and the extent to which competition will change among financial institutions affected by the Act has not yet become clear.

OTHER LEGISLATION

The Patriot Act

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which included provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled, "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts.

Effective December 25, 2001, Section 313(a) of the Patriot Act prohibits any insured financial institution such as First National Bank, from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313(a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319(b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Effective July 23, 2002, Section 312 of the Patriot Act created a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Patriot Act contains various provisions in addition to Sections 313(a) and 312 that affect the operations of financial institutions by encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. The Company and the Bank are not currently aware of any account relationships between the Bank and any foreign bank or other person or entity as described above under Sections 313(a) or 312 of the Patriot Act.

Certain surveillance provisions of the Patriot Act were scheduled to expire on December 31, 2005, and actions to restrict the use of the Patriot Act surveillance provisions were filed by the ACLU and other organizations. On March 9, 2006, after temporary extensions of the Patriot Act, President Bush signed the "USA Patriot Improvement and Reauthorization Act of 2005" and the "USA Patriot Act Additional Reauthorizing Amendments Act of 2006," which reauthorized all expiring provisions of the Act and extended certain provisions related to surveillance and production of business records until December 31, 2009. The extended deadline for those provisions was subsequently further extended to February 28, 2010. On February 24 and 25, 2010, the Senate and the House of Representatives, respectively, voted to further extend the deadline until December 31, 2010. President Obama signed a further three month extension on February 25, 2011.

The effects which the Patriot Act and any amendments to the Patriot Act or any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation could increase compliance costs and thereby potentially may have an adverse effect upon the Company's results of operations.

Sarbanes-Oxley Act of 2002

On July 30, 2002, President George W. Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Act"), legislation designed to address certain issues of corporate governance and accountability. The key provisions of the Act and the rules promulgated by the SEC pursuant to the Act include the following:

- Expanded oversight of the accounting profession by creating a new independent public company oversight board to be monitored by the SEC.
- Revised rules on auditor independence to restrict the nature of non-audit services provided to audit clients and to require such services to be pre-approved by the audit committee.
- Improved corporate responsibility through mandatory listing standards relating to audit committees, certifications of periodic reports by the CEO and CFO and making issuer interference with an audit a crime.
- Enhanced financial disclosures, including periodic reviews for largest issuers and real time disclosure of material company information.
- Enhanced criminal penalties for a broad array of white collar crimes and increases in the statute of limitations for securities fraud lawsuits.
- Disclosure of whether a company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and disclosure of any amendments or waivers to such code of ethics.
- Disclosure of whether a company's audit committee of its board of directors has a member of the audit committee who qualifies as an "audit committee financial expert."
- A prohibition on insider trading during pension plan black-out periods.
- Disclosure of off-balance sheet transactions.
- A prohibition on personal loans to directors and officers.
- Conditions on the use of non-GAAP (generally accepted accounting principles) financial measures.
- Standards of professional conduct for attorneys, requiring attorneys having an attorney-client relationship with a company, among other matters, to report "up the ladder" to the audit committee, to another board committee or to the entire board of directors regarding certain material violations.
- Expedited filing requirements for Form 4 reports of changes in beneficial ownership of securities, reducing the filing deadline to within 2 business days of the date on which an obligation to report is triggered.
- Accelerated filing requirements for reports on Forms 10-K and 10-Q by public companies which qualify as "accelerated filers," with a phased-in reduction of the filing deadline for Form 10-K and Form 10-Q.
- Disclosure concerning website access to reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, by "accelerated filers" as soon as reasonably practicable after such reports and material are filed with or furnished to the SEC.
- Rules requiring national securities exchanges and national securities associations to prohibit the listing of any security whose issuer does not meet audit committee standards established pursuant to the Act.

The Company's securities are not currently listed on any exchange. In the event of such a listing in the future, in addition to the rules promulgated by the SEC pursuant to the Act, the Company would be required to comply with the listing standards applicable to all exchange listed companies.

The Company has incurred and it is anticipated that it will continue to incur costs to comply with the Act and the rules and regulations promulgated pursuant to the Act by the Securities and Exchange Commission of approximately $100,000 annually.

California Corporate Disclosure Act

Effective January 1, 2003, the California Corporate Disclosure Act (the "CCD Act") required publicly traded corporations incorporated or qualified to do business in California to disclose information about their past history, auditors, directors and officers. Effective September 28, 2004, the CCD Act, as currently in effect and codified at California Corporations Code Section 1502.1, requires the Company to file with the California Secretary of State and disclose within 150 days after the end of its fiscal year certain information including the following:

- The name of the company's independent auditor and a description of services, if any, performed for a company during the previous two fiscal years and the period from the end of the most recent fiscal year to the date of filing;
- The annual compensation paid to each director and the five most highly compensated non-director executive officers (including the CEO) during the most recent fiscal year, including all plan and non-plan compensation for all services rendered to a company as specified in Item 402 of Regulation S-K such as grants, awards or issuance of stock, stock options and similar equity-based compensation;
- A description of any loans made to a director or executive officer at a "preferential" loan rate during the company's two most recent fiscal years, including the amount and terms of the loans;
- Whether any bankruptcy was filed by a company or any of its directors or executive officers within the previous 10 years;
- Whether any director or executive officer of a company has been convicted of fraud during the previous 10 years; and
- A description of any material pending legal proceedings other than ordinary routine litigation as specified in Item 103 of Regulation S-K and a description of such litigation where the company was found legally liable by a final judgment or order.

Emergency Economic Stabilization Act of 2008

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law. Pursuant to the EESA, the United States Department of the Treasury (the "U.S. Treasury") was granted the authority to take a range of actions for the purpose of stabilizing and providing liquidity to the U.S. financial markets and has implemented several programs, including the purchase by the U.S. Treasury of certain troubled assets from financial institutions under the Troubled Asset Relief Program" (the "TARP") and the direct purchase by the U.S. Treasury of equity securities of financial institutions under the Capital Purchase Program (the "CPP").

On February 27, 2009, as part of the CPP, the Company entered into a Letter Agreement and Securities Purchase Agreement – Standard Terms (collectively, the "Purchase Agreement") with the U.S. Treasury. Pursuant to the Purchase Agreement, the Company (i) sold to the U.S. Treasury 12,000 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), having a liquidation preference amount of $1,000 per share, for a purchase price of $12,000,000 in cash, and (ii) issued to the U.S. Treasury a warrant (the "Warrant") to purchase 600 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the "Series B Preferred Stock"), at an exercise price of $0.01 per share. Immediately after the issuance of the Warrant, the U.S. Treasury exercised the Warrant in a cashless exercise resulting in the net issuance of 600 shares of the Series B Preferred Stock, having a liquidation preference amount of $1,000 per share, to the U.S. Treasury. The Series A Preferred Stock entitles its holder(s) to cumulative dividends on the liquidation preference amount on a quarterly basis at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Series B Preferred Stock entitles its holder(s) to cumulative dividends on the liquidation preference amount on a quarterly basis at a rate of 9% per annum from the date of issuance. Subject to certain conditions, the Series A and Series B Preferred Stock are redeemable at the option of the Company in whole or in part at a redemption price of 100% of the liquidation preference amount plus any accrued and unpaid dividends. So long as the Series A and Series B Preferred Stock remain outstanding, the Company will be subject to certain executive compensation and corporate governance requirements set forth in the EESA and regulations adopted pursuant to the EESA.

American Recovery and Reinvestment Act of 2009

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the "ARRA") was signed into law. Section 7001 of the ARRA amended Section 111 of the EESA in its entirety. While the U.S. Treasury was required to promulgate regulations to implement the restrictions and standards set forth in Section 7001, the ARRA, among other things, significantly expands the executive compensation restrictions previously imposed by the EESA. Such restrictions apply to any entity that has received or will receive financial assistance under the TARP, and shall generally continue to apply for as long as any obligation arising from financial assistance provided under the TARP, including preferred stock issued under the CPP, remains outstanding. These ARRA restrictions do not apply to any TARP recipient during such time when the federal government (i) only holds any warrants to purchase common stock of such recipient or (ii) holds no preferred stock or warrants to purchase common stock of such recipient. Since the Company participates in the CPP, the restrictions and standards set forth in Section 7001 of the ARRA are applicable to the Company.

Small Business Jobs Act of 2010.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010 (the "SBJ Act"), which, among other matters, authorizes the U.S. Treasury to buy up to $30 billion in preferred stock or subordinated debt issued by community banks (or their bank holding companies provided 90% of the funds received are downstreamed to the bank subsidiary) with assets less that $10 billion pursuant to the Small Business Lending Fund (the "SBLF") created under the SBJ Act. Funds received as capital investments will qualify as Tier 1 capital. The SBLF investments are intended to increase the availability of credit for small businesses and thereby induce the creation of jobs in support of economic recovery.

The participating banks (or bank holding companies) will pay an annual dividend on the preferred stock or subordinated debt purchased by the U.S. Treasury in an amount which ranges between 5% and 1% during the initial measurement period of approximately two years determined by reducing the dividend rate 1% for every 2.5% increase in the bank's small business lending up to a lending increase of 10%. The dividend rate will be adjusted quarterly during the initial period. If a participant's lending activity does not increase in the initial period, the dividend rate will increase thereafter to 7%. After 4.5 years, the dividend rate increases to 9% until the SBLF funds are repaid.

On December 23, 2010, the federal banking agencies jointly issued guidance on underwriting standards for small business loans originated under the SBLF which require adherence to safe and sound credit standards and risk management processes. It is uncertain whether the SBLF will have the intended effect of creating jobs in sufficient numbers to positively impact the economic recovery.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

On July 21, 2010, President Obama signed into law the Dod-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The Dodd-Frank act is intended to restructure the regulation of the financial services sector by, among other things, (i) establishing a framework to identify systemic risks in the financial system implemented by a newly creared Financial Stability Oversignt Council and other federal banking agencies; (ii) expanding the resolution authority of the federal banking agencies over troubled financial institutions; (iii) authorizing changes to capital and liquidity requirements; (iv) changing deposit insurance assessments; and (v) enhancing regulatory supervision to improve the safety and soundness of the financial services sector. The Dodd-Frank Act is expected to have a significant impact upon our business as its provisions are implemented over time. Below is a summary of certain provisions of the Dodd-Frank Act which, directly or indirectly, may affect us.

Changes to Capital Requirements. The federal banking agencies are required to establish minimum leverage and risk-based capital requirements for banks and bank holding companies which will not be lower and could be higher than current regulatory capital and leverage standards for insured depository institutions. Under these requirements, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank holding company with less than $15 billion in assets. The Dodd-Frank Act requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction consistent with safety and soundness.

Enhanced Regulatory Supervision. The Dodd-Frank Act increases regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency.

Consumer Protection. The Dodd-Frank Act created the Consumer Financial Protection Bureau ("CFPB") within the Federal Reserve System. The CFPB is responsible for establishing and implementing rules and regulations under various federal consumer protection laws governing certain consumer products and services. The CFPB has primary enforcement authority over large financial institutions with assets of $10 billion or more, while smaller institutions will be subject to the CFPB's rules and regulations through the enforcement authority of the federal banking agencies. States are permitted to adopt consumer protection laws and regulations that are more stringent than those laws and regulations adopted by the CFPB and state attorneys general are permitted to enforce consumer protection laws and regulations adopted by the CFPB.

Deposit Insurance. The Dodd-Frank Act permanently increases the deposit insurance limit for insured deposits to $250,000 per depositor and extends unlimited deposit insurance to non-interest bearing transaction accounts through December 31, 2012. Other deposit insurance changes under the Dodd-Frank Act include (i) amendment of the assessment base used to calculate an insured depository institution's deposit insurance premiums paid to the Deposit Insurance Fund ("DIF") by elimination of deposits and substitution of average consolidated total assets less average tangible equity during the assessment period as the revised assessment base; (ii) increasing the minimum designated reserve ratio of the DIF from 1.15 percent to 1.35 percent of the estimated amount of total insured deposits; (iii) eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain threshholds; and (iv) repeal of the prohibition upon the payment of interest on demand deposits to be effective one year after the date of enactment of the Dodd-Frank Act. In December 2010, pursuant to the Dodd-Frank Act, the FDIC increased the reserve ratio of the DIF to 2.0 percent effective January 1, 2011.

Transactions with Affiliates. The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained.

Transactions with Insiders. Insider transaction limitations are expanded through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution's board of directors.

Enhanced Lending Limitations. The Dodd-Frank Act strengthens the existing limits on a depository institution's credit exposure to include credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

Debit Card Interchange Fees. The Dodd-Frank Act requires that the amount of any interchange fee charged by a debit card issuer with respect to a debit card transaction must be reasonable and proportional to the cost incurred by the issuer. Within nine months of enactment of the Dodd-Franck Act, the Federal Reserve Board is required to establish standards for reasonable and proportional fees which may take into account the costs of preventing fraud. The restrictions on interchage fees, however, do not apply to banks that, together with their affiliates, have assets of less than $10 billion.

Interstate Branching. The Dodd-Frank Act authorizes national and nstate banks to establish branches in other states to the same extent as a bank chartered by that state would be permitted to branch. Previously, banks could onlly establish branches in other states if the host state expressly permitted out-of-state banks to establish branches in that state. Accordingly, banks will be able to enter new markets more freely.

Charter Conversions. Effective one year after enactment of the Dodd-Frank Act, depository institutions that are subject to a cease and desist order or certain other enforcement actions issued with respect to a significant supervisory matter are prohibited from changing their federal or state charters, except in accordance with certain notice, application and other procedures involving the applicable regulatory agencies.

Compensation Practices. The Dodd-Frank Act provides that the appropriate federal banking regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or other "covered financial institution" that provides an insider or other employee with "excessive compensation" or could lead to a material financial loss to such firm. In June 2010, prior to the enactment of the

Dodd-Frank Act, the federal bank regulatory agencies jointly issued the Interagency Guidance on Sound Incentive Compensation Policies ("Guidance"), which requires that financial institutions establish metrics for measuring the risk to the financial institution of such loss from incentive compensation arrangements and implement policies to prohibit inappropriate risk taking that may lead to material financial loss to the institution. Together, the Frank-Dodd Act and the Guidance may impact our compensation policies and arrangements.

Corporate Governance. The Dodd-Frank Act will enhance corporate governance requirements to include (i) requiring publicly traded companies to give shareholders a non-binding vote on executive compensation at their first annual meeting taking place six months after the enamctment and at lease every three years thereafter and on so-called "golden parachute" payments in connection with approvals of mergers and acquisitions unless previously voted on by shareholders; (ii) authorizing the SEC to promulgate rules that would allow shareholders to nominate their own candidates for election as directors using a company's proxy materials; (iii) directing the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess od $1.0 billion, regardless of whether or not the company is publicly traded; and (iv) authorizing the SEC to prohibit broker discretionary voting on the election of directors and on executive compensation matters.

Many of the requirements under the Dodd-Frank Act will be implemented over an extended period of time. Therefore, the nature and extent of regulations that will be issued by various regulatory agencies and the impact such regulations will have on the operations of financial institutions such as ours is unclear. Such regulations resulting from the Dodd-Frank Act may impact the profitaility of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

Recent Regulatory Developments

In response to global credit and liquidity issues involving a number of financial institutions, the United States government, particularly the U.S. Treasury and the Federal financial institution regulatory agencies, have taken a variety of extraordinary measures designed to restore confidence in the financial markets and to strengthen financial institutions, including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks.

Small Business Lending Fund. Enacted into law as part of the Small Business Jobs Act, the Small Business Lending Fund ("SBLF") is a $30 billion fund that encourages lending to small businesses by providing Tier 1 capital to qualified community banks with assets of less than $10 billion. Through the SBLF, Main Street banks and small businesses can work together to help create jobs and promote economic growth in local communities across the nation.

The SBLF aims to stimulate small business lending by peoviding capital to participating community banks. The price a bank pays for SBLF funding will be reduced as the bank's small business lending increases.

Temporary Liquidity Guarantee Program. Among other programs and actions taken by the U.S. Treasury and other regulatory agencies in 2008, the FDIC implemented the Temporary Liquidity Guarantee Program (the "TLGP") to strengthen confidence and encourage liquidity in the financial system. The TLGP is comprised of the Debt Guarantee Program (the "DGP") and the Transaction Account Guarantee Program (the "TAGP"). The Bank did not participate in the DGP Program but elected to participate in the TAGP. The DGP guarantees all newly issued senior unsecured debt (e.g., promissory notes, unsubordinated unsecured notes and commercial paper) up to prescribed limits issued by participating entities beginning on October 14, 2008 and continuing through April 30, 2010. For eligible debt issued by that date, the FDIC will provide the guarantee coverage until the earlier of the maturity date of the debt or December 31, 2012. The TAGP offers full guarantee for noninterest-bearing transaction accounts held at FDIC-insured depository institutions. The unlimited deposit coverage was voluntary for eligible institutions and was in addition to the $250,000 FDIC deposit insurance per account that was included as part of the EESA. The TAGP coverage became effective on October 14, 2008 and was extended through December 31, 2011. On November 9, 2010, the FDIC issued a final rule, implementing the Dodd-Frank Act, which provides temporary unlimited deposit insurance coverage for non-interest bearing transaction accounts through December 31, 2012

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform And Consumer Protection Act into law, which, in part, permanently raised the current standard maximum deposit insurance amount to $250,000.

Financial Stability Plan. On February 10, 2009, the U.S. Treasury announced a Financial Stability Plan (the "FSP") as a comprehensive approach to strengthening the financial system and credit crisis.

The Plan includes a Capital Assistance Program (the "CAP") that is intended to serve as a bridge to raising private capital and to ensure sufficient capital to preserve or increase lending in a worse-than-expected economic deterioration. Eligibility to participate in the CAP will be consistent with the criteria for QFI's under the CPP. Eligible institutions with consolidated assets in excess of $100 billion will be able to obtain capital under the CAP, subject to a supervisory review process and comprehensive stress test assessment of the losses that could occur over a two year period in the future across a range of economic scenarios, including conditions more severe than anticipated or as typically used in capital planning processes.

Eligible institutions with consolidated assets below $100 billion will be able to obtain capital under the CAP after a supervisory review. As announced, the CAP includes issuance of a convertible preferred security to the U.S. Treasury at a discount to the participating institution's stock price as of February 9, 2009, subject to a dividend to be determined. The security instrument was designed to incentivize institutions to replace the CAP capital with private capital or redeem it. Institutions participating in the CPP under TARP may also be permitted to exchange their CPP preferred stock for the convertible preferred CAP security. The Company did not participate in the CAP.

Term Asset-Backed Securities Loan Facility. On March 3, 2009, the U.S. Treasury and the Board of Governors announced the Term Asset-Backed Securities Loan Facility (the "TALF"). The TALF is one of the programs under the Financial Stability Plan announced by the U.S. Treasury on February 10, 2009. The TALF is intended to help stimulate the economy by facilitating securitization activities which allow lenders to increase the availability of credit to consumers and businesses.

Under the TALF, the Federal Reserve Bank of New York ("FRBNY") would lend up to $200 billion to provide financing to investors as support for purchases of certain AAA-rated asset-backed securities ("ABS") initially for newly and recently originated auto loans, credit card loans, student loans, SBA-guaranteed small business loans, and rental, commercial, and government vehicle fleet leases, small ticket equipment, heavy equipment, and agricultural equipment loans and leases.

ABS fundings were held monthly. The loan asset classes may be expanded in the future to include commercial mortgages, non-Agency residential mortgages, and/or other asset classes. Credit extensions under the TALF will be non-recourse loans to eligible borrowers secured by eligible collateral for a three-year term with interest paid monthly. Any U.S. company that owned eligible collateral could borrow from the TALF, provided the company maintained an account with a primary dealer who would act as agent for the borrower and deliver eligible collateral to the FRBNY custodian in connection with the loan funding. The FRBNY would create a special purpose vehicle ("SPV") to purchase and manage any assets received by the FRBNY in connection with the TALF loans.

The U.S. Treasury would provide $20 billion of credit protection to the FRBNY in connection with the TALF through the Troubled Assets Relief Program (the "TARP") by purchasing subordinated debt issued by the SPV to finance the first $20 billion of asset purchases. If more than $20 billion in assets are purchased by the SPV, the FRBNY would lend additional funds to the SPV to finance such additional purchases. The FRBNY's loan to the SPV would be senior to the TARP subordinated loan and secured by all of the assets of the SPV. The FRBNY indicated an intention to cease making new loans on June 30, 2010, but loans collateralized by certain types of ABS were scheduled to cease on March 31, 2010, subject to extension of the TALF by the Board of Governors. The Bank did not participafe in this program.

Future Legislation and Regulations

Certain legislative and regulatory proposals that could affect the Company, the Bank, and the banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject the Company and the Bank to increased regulation, disclosure and reporting requirements, competition, and costs of doing business.

In addition to legislative changes, the various federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such regulations may have on the Company and the Bank.

ITEM 1A. RISK FACTORS

In addition to the risks associated with the business of banking generally, as described above under Item 1 (Description of Business), the Company's business, financial condition, operating results, future prospects and stock price can be adversely impacted by certain risk factors, as set forth below, any of which could cause the Company's actual results to vary materially from recent results or from the Company's anticipated future results.

Extensive Regulation of Banking. The Company's operations are subject to extensive regulation by Federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company believes that it is in substantial compliance in all material respects with laws, rules and regulations applicable to the conduct of its business. Because the Company's business is highly regulated, the laws, rules and regulations applicable to it are subject to regular modification and change. There can be no assurance that these laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, restrict the Company's ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by the Company, or otherwise adversely affect the Company's results of operations, financial condition, or future prospects.

Regulatory Agreements. On May 10, 2010, in connection with a regularly scheduled examination of the Bank by the OCC, the Bank entered into an informal Memorandum of Agreement ("Bank MOU") with the OCC, covering actions to be taken by the Board of Directors and management to (i) reduce a high level of problem and non-performing assets, (ii) to enhance procedures for managing the risks associated with a concentration of credit in commercial real estate loans, and (iii) to maintain an adequate allowance for loan and lease losses. The Bank MOU also restricts the ability of the Bank to declare dividends and requires the formation of a Compliance Committee to monitor compliance with the MOU and submit quarterly progress reports to the OCC. Also, by letter dated June 9, 2010, the OCC notified the Board of Directors of its determination that the Bank must maintain, on an ongoing basis, a minimum ratio of Tier 1 capital to adjusted total assets of 9% and a minimum ratio of total risk-based capital to risk-weighted assets of 12%.

On June 23, 2010, the Company entered into a Memorandum of Understanding ("Company MOU") with the Federal Reserve Bank of San Francisco (the "Reserve Bank"), agreeing that, without prior approval of the Reserve Bank, the Company would not (a) receive dividends or any other reduction of capital from the Bank; (b) pay any dividends (including TARP dividends) or make any other capital distributions; (c) incur, renew, increase or guarantee any debt; (d) issue any trust preferred securities; (e) purchase, redeem or otherwise acquire any of its stock; (f) appoint any new director or senior executive officer; or (g) make or agree to make any indemnification or severance payments in the nature of a "golden parachute."

We believe the Bank and the Company are currently in full compliance with all terms and conditions of the Bank MOU (and the minimum capital ratios) and the Company MOU. In the event of noncompliance, the Bank and the Company would be subject to such administrative action or sanctions as the OCC and the Reserve Bank consider appropriate, which could have a material adverse effect on the Bank and the Company. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report for more information regarding these regulatory agreements.

Governmental Fiscal and Monetary Policies. The business of banking is affected significantly by the fiscal and monetary policies of the federal government and its agencies. Such policies are beyond the control of the Company. The Company is particularly affected by the policies established by the Board of Governors of the Federal Reserve Bank in relation to the supply of money and credit in the United States, and the target federal funds rate. The instruments of monetary policy available to the Board of Governors can be used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits, and this can and does have a material effect on the Company's business, results of operations and financial condition. Federal monetary policy may also affect the longer-term inflation rate which directly affects the national and local economy.

The Effects of Legislation in Response to Current Credit Conditions. Legislation passed at the federal level and/or by the State of California in response to current conditions affecting credit markets could cause the Company to experience higher credit losses if such legislation reduces the amount that borrowers are otherwise contractually required to pay under existing loan contracts with the Bank. Such legislation could also result in the imposition of limitations upon the Bank's ability to foreclose on property or other collateral or make foreclosure less economically feasible. Such events could result in increased loan losses and require a material increase in the allowance for loan losses and thereby adversely affect the Company's results of operations, financial condition, future prospects, profitability and stock price.

Geographic Concentration. All of the banking offices of the Company are located in the Northern California Counties of San Mateo and San Francisco. The Company and the Bank conduct business primarily in the San Francisco Bay area. As a result, our financial condition, results of operations and cash flows are subject to changes in the economic conditions in this area. Our success depends upon the business activity, population, income levels, deposits and real estate activity in these markets, and adverse economic conditions could reduce our growth rate, or affect the ability of our customers to repay their loans, and generally impact our financial condition and results of operations. Economic conditions in the State of California are subject to various uncertainties at this time, including the budgetary and fiscal difficulties facing the State government. The Company can provide no assurance that conditions in the California economy will not deteriorate further or that such deterioration will not adversely affect the Company.

Competition. Increased competition in the market of the Bank may result in reduced loans and deposits. Ultimately, the Bank may not be able to compete successfully against current and future bank and non bank competitors. Many competitors offer the banking services that are offered by the Bank in its service area. These competitors include national and super-regional banks, finance companies, investment banking and brokerage firms, credit unions, government-assisted farm credit programs, other community banks and technology-oriented financial institutions offering online services. In particular, the Bank's competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances, such as Internet-based banking services that cross traditional geographic bounds, enable more companies to provide financial services. If the Bank is unable to attract and retain banking customers, it may be unable to continue its loan growth and level of deposits, which may adversely affect its and the Company's results of operations, financial condition and future prospects.

The Effects of Changes to FDIC Insurance Coverage Limits and Assessments. These changes are uncertain and increased premiums may adversely affect the Company. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund. Current economic conditions have increased expectations for bank failures. In such event, the FDIC would take control of failed banks and guarantee payment of deposits up to applicable insured limits from the Deposit Insurance Fund. Insurance premium assessments to insured financial institutions may increase as necessary to maintain adequate funding of the Deposit Insurance Fund.

The Emergency Economic Stabilization Act of 2008 included a provision for an increase in the amount of deposits insured by the FDIC to $250,000. On October 24, 2008, the FDIC announced the Temporary Liquidity Guarantee Program that provides unlimited deposit insurance on funds in noninterest-bearing transaction deposit accounts not otherwise covered by the existing deposit insurance limit of $250,000. All eligible institutions will be covered under the program for the first 30 days without incurring any costs. After the initial period, participating institutions will be assessed a 10 basis point surcharge on the additional insured deposits through the scheduled end of the program. Increased premiums will negatively impact the Company's earnings.

FDIC Final Rule of Assessments, Dividends, Assessment Base and Large Bank pricing dated February 7, 2011. The Board of Directors of the Federal Deposit Insurance Corporation ("FDIC") approved a final rule on Assessments, Dividends, Assessment Base and Large Bank Pricing. The rule implements changes to the deposit insurance assessment system mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act and revises the assessment system applicable to large banks to eliminate reliance on debt issuer ratings and make it more forward looking. Dodd-Frank required that the base on which deposit insurance assessments are charged be revised from one based on domestic deposits to one based on assets.

In November, 2010, the FDIC approved a proposed rule to change the assessment base from adjusted domestic deposits to average consolidated assets minus average tangible equity and reissued a proposed rule revising the deposit insurance assessment system for large institutions that was approved by the FDIC in April 2010. The FDIC approved a proposed rule on Assessments, Dividends, Assessment Rates and the Designated Reserve Ratio in October 2010. The final rule encompasses both of these proposed rules.

It is not clear how depositors may respond regarding the increase in insurance coverage. Despite the increase, some depositors may reduce the amount of deposits held at the Bank if concerns regarding bank failures persist, which could affect the level and composition of the Bank's deposit portfolio and thereby directly impact the Bank's funding costs and net interest margin. The Bank's funding costs may also be adversely affected in the event that activities of the Federal Reserve Board and the U.S. Treasury to provide liquidity for the banking system and improvement in capital markets are curtailed or are unsuccessful. Such events could reduce liquidity in the markets, thereby increasing funding costs to the Bank or reducing the availability of funds to the Bank to finance its existing operations and thereby adversely affect the Company's results of operations, financial condition, future prospects, profitability and stock price.

We are Subject to Interest Rate Risk. Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors outside our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System, which regulates the supply of money and credit in the United States. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and interest we pay on deposits and borrowings, but could also affect (i) our ability to originate loans and obtain deposits, (ii) the fair value of our financial assets and liabilities, and (iii) the average duration of our mortgage-backed securities portfolio. Our portfolio of securities is subject to interest rate risk and will generally decline in value if market interest rates increase, and generally increase in value if market interest rates decline.

We Rely on Technology and Continually Encounter Technological Change. The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology will enable efficiency and meeting customer's changing needs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to retain and compete for customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact of the long-term aspect our business and, in turn, our financial condition and results of operations.

Dependence on Key Officers and Employees. We are dependent on the successful recruitment and retention of highly qualified personnel. Our ability to implement our business strategies is closely tied to the strengths of our executive officers who have extensive experience in the banking industry but who are not easily replaced. In addition, business banking, one of the Company's principal lines of business, is dependent on relationship banking, in which the Bank personnel develop professional relationships with small business owners and officers of larger business customers who are responsible for the financial management of the companies they represent. If these employees were to leave the Bank and become employed by a local competing bank, we could potentially lose business customers. In addition, we rely on our customer service staff to effectively serve the needs of our consumer customers. We actively recruit for all open positions and management believes that its relations with employees are good.

Growth strategy. We have pursued and continue to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. We may not be able to sustain this growth strategy without establishing new branches or new products. We may attempt to expand in our current market by opening or acquiring branch offices or other financial institutions or branch offices or through a purchase, in whole or in part, of other financial institutions. This expansion may require significant investments in equipment, technology, personnel and site locations. We cannot assure you of our success in implementing our growth strategy either through expansion of our existing branch system or through mergers and acquisitions, and there may be significant increases in our noninterest expenses, without any corresponding balance sheet growth.

Commercial loans. As of December 31, 2010, approximately 12.7% of our loan portfolio consisted of commercial business loans, which could have a higher degree of risk than other types of loans. Commercial lending is dependent on borrowers making payments on their loans and lines of credit in accordance with the terms of their notes. Our current economic recession has made it difficult for many commercial borrowers to make their required loan payments. This credit risk is increased when there is a concentration of principal in a limited number of loans and borrowers, the mobility of collateral, the effect of general economic conditions and the increased difficulty of evaluating and monitoring these types of loans. The availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired. In addition, unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. If the Bank is required to repossess equipment or pursue collection efforts under personal guarantees, there could be a substantial decrease in value of collateral, if any, increased legal costs, and an increased risk of loss on the amount outstanding.

Real Estate Values. A large portion of the loan portfolio of the Company is dependent on the performance of our real estate portfolio. At December 31, 2010, real estate (including construction loans) served as the principal source of collateral with respect to approximately 86.8% of the Company's loan portfolio. The current substantial decline in the economy in general, coupled with a continued decline in real estate values in the Company's primary operating market areas could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, and the value of real estate and other collateral securing loans. Real estate values have declined, due in part to reduced construction lending, tighter underwriting requirements, and reduced borrower ability to make payments. Real estate loans may pose collection problems, resulting in increased collection expenses, and delays in the ultimate collection of these loans.

In addition, acts of nature, including fires, earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company's financial condition.

Allowance for Loan and Lease Losses. The Company maintains an allowance for loan losses to provide for loan defaults and non-performance, but its allowance for loan losses may not be adequate to cover actual loan and lease losses. In addition, future provisions for loan and lease losses could materially and adversely affect the Company and therefore the Company's operating results. The Company's allowance for loan and lease losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Company's control, and these losses current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and the allowance for loan and lease losses. Although we believe that the Company's allowance for loan and lease losses is adequate to cover current losses, we cannot assure you that it will not further increase the allowance for loan and lease losses or that the regulators will not require it to increase this allowance. Either of these occurrences could materially and adversely affect the Company's earnings.

Other Real Estate Owned ("OREO"). Real estate acquired through, or in lieu of, loan foreclosures is expected to be sold and is recorded at its fair value less estimated costs to sell (fair value). The amount, if any, by which the recorded amount of the loan exceeds the fair value (less estimated costs to sell) are charged to the allowance for loan or lease losses, if necessary. The Company's earnings could be materially and adversely affected by various expenses associated with OREO, including legal expenses, personnel costs, insurance and taxes, completion and repair costs, valuation adjustments, and other expenses associated with property ownership. Also, any further decrease in market prices of real estate in our market areas may lead to additional OREO write downs, with a corresponding expense in our income statement. At December 31, 2010, 2009 and 2008, our OREO totaled $6,680,000, $7,320,000 and $3,557,000, respectively

Environmental Liabilities. In the course of our business, we may foreclose and take title to real estate, and could become subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigations or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we could become subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business prospects, financial condition, liquidity, results of operations and stock price could be materially and adversely affected.

Dilution of Common Stock. Shares of the Company's common stock eligible for future sale could have a dilutive effect on the market for common stock and could adversely affect the market price.

The Articles of Incorporation of the Company authorize the issuance of 10,000,000 shares of common stock, of which approximately 3,341,049 were outstanding at December 31, 2010. Pursuant to its 1997, 2002 and 2008 Stock Option Plans, at December 31, 2010, the Company had outstanding options to purchase a total of 427,089 shares of common stock. As of December 31, 2010, 286,849 shares of common stock remained available for grants under the 2008 Stock Option Plan as well as an additional 44,823 shares under the 2002 Stock Option Plan. The issuance of substantial amounts of the Company's newly issued common stock in the public market could adversely affect the market price of the Company's common stock. The market for the Company's common stock is limited. The ability to raise funds in the future through a stock offering could be difficult.

Operating Losses. The Company is subject to certain operations risks, including, but not limited to, data processing system failures and errors and customer or employee fraud. The Company maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Company's internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Company's business, financial condition or results of operations. Additionally, the Company is dependent on network and computer systems. If these systems and their back-up systems were to fail or were breached, the Company could be adversely affected.

Business Confidence Uncertainty. Terrorist activities in the future and the actions taken by the United States and its allies in combating terrorism on a worldwide basis could adversely impact the Company and the extent of such impact is uncertain. Even more so, the problems in the mortgage and credit markets, the government conservatorship of Fannie Mae and Freddie Mac, the failure of investment firms such as Bear Stearns and Lehman Brothers, and the bailout of AIG Inc., the insurance giant, as well as large write-offs at some major financial institutions have had a ripple effect on the entire financial services industry, and may continue to do so for some time. Such events have had and may continue to have an adverse effect on the economy in the Company's market areas. Such continued economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and the amounts required to be reserved for loan losses, reducing the value of collateral held as security for the Company's loans, and causing a decline in the Company's stock price.

Restrictions in Purchase Agreement with U.S. Treasury. The Purchase Agreement between the Company and the U.S. Treasury dated February 27, 2009, pursuant to which the Company sold $12 million of the Company's Series A Preferred Stock and issued 600 shares of the Company's Series B Preferred Stock (upon exercise of the Warrant issued to the U.S. Treasury), provides that prior to the earlier of (1) February 27, 2012 and (2) the date on which all of the shares of the U.S. Treasury Preferred Stock have been redeemed by the Company or transferred by the U.S. Treasury to third parties, the Company may not, without the consent of the Treasury, (a) declare or pay any dividend or make any distribution on capital stock or other equity securities of any kind of the Company other than (i) regular quarterly cash dividends of not more than the amount of the last quarterly cash dividend per share declared, or (ii) dividends payable solely in shares of common stock, or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of the Company's common stock or preferred stock other than the U.S. Treasury Preferred Stock. In addition, the Company is unable to pay any dividends on the Company's common stock unless the Company is current in the Company's dividend payments on the U.S. Treasury Preferred Stock. These restrictions could have a negative effect on the value of the Company's common stock. Dividends paid by the Company on the shares of U.S. Treasury Preferred Stock will reduce the net income available to the holders of Company common stock and the Company's earnings per common share. The holders of the Company's common stock are entitled to receive dividends only when, as and if declared by the Company's Board of Directors. Although the Company has historically paid stock and cash dividends on the Company's common stock, the Company is not required to do so and the Company's Board of Directors could reduce or eliminate these common stock dividends in the future, depending on the circumstances.

The U.S. Treasury Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of the Company.

Restrictions on Executive Compensation. Pursuant to the terms of the Purchase Agreement, the Company adopted certain standards for executive compensation and corporate governance. These standards generally apply to the Company's Chief Executive Officer, the Chief Financial Officer and the three next most highly compensated senior executive officers. The standards (1) ensure that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) require "clawback" of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibit making golden parachute payments to senior executives; and (4) confirm agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. Pursuant to the American Recovery and Reinvestment Act of 2009, further compensation restrictions, including significant limitations on incentive compensation and "golden parachute" payments, have been imposed on the Company's most highly compensated employees, which could, in the future, make it more difficult for the Company to retain and recruit qualified personnel.

Federal Home Loan Bank Risk. The failure of the Federal Home Loan Bank ("FHLB") of San Francisco or the national Federal Home Loan Bank System may have a material negative impact on our earnings and liquidity.

Even though the FHLB of San Francisco has announced it does not anticipate that additional capital is immediately necessary, nor does it believe that its capital level is inadequate to support realized losses in the future, the FHLB of San Francisco could require its members, including the Bank, to contribute additional capital in order to return the FHLB of San Francisco to compliance with capital guidelines.

At December 31, 2010, we held $4.1 million of common stock in the FHLB of San Francisco. Should the FHLB of San Francisco fail, we anticipate that our investment in the FHLB's common stock would be "other than temporarily" impaired and may have no value.

At December 31, 2010, we maintained a line of credit with the FHLB of San Francisco equal to approximately 30% of total assets to the extent the Bank provides qualifying collateral and holds sufficient FHLB stock. At December 31, 2010, we were in compliance with collateral requirements. The Company also maintained a Line of Credit available with the Federal Reserve Bank of San Francisco ("FRB") of $49,195,000 as of December 31, 2010 that was secured by commercial and construction loans. In addition, we have an unsecured Federal Funds line of up to $45,000,000 at year end. We are highly dependent on the FHLB of San Francisco to provide the primary source of wholesale funding for immediate liquidity and borrowing needs. The failure of the FHLB of San Francisco or the FHLB system in general, may materially impair our ability to meet our growth plans or to meet short and long term liquidity demands.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company does not own any real property. Since its incorporation on February 28, 2001, the Company has conducted its operations at the administrative offices of the Bank, located at 975 El Camino Real, South San Francisco, California 94080.

The Bank owns the land and building at 975 El Camino Real, South San Francisco, California 94080. The premises consist of a modern, three-story building of approximately 15,000 square feet and off-street parking for employees and customers of approximately 45 vehicles.

The Buri Buri Branch Office of the Bank is located on the ground floor of this three-story building and administrative offices, including the offices of senior management and credit administration, occupy the second and third floors.

The Bank owns the land and two-story building occupied by the Daly City Branch Office (6600 Mission Street, Daly City, CA 94014); the land and two-story building occupied by the Colma Branch Office (1300 El Camino Real, Colma, CA 94014); the land and two-story building occupied by the South San Francisco Branch Office (211 Airport Boulevard, South San Francisco, CA 94080); the land and two-story building occupied by the

Redwood City Branch Office (700 El Camino Real, Redwood City, CA 94063); the land and two-story building occupied by the Millbrae Branch Office (1551 El Camino Real, Millbrae, CA 94030); the land and single-story building occupied by the Half Moon Bay Branch Office (756 Main Street, Half Moon Bay, CA 94019); and the land and two-story building occupied by the Pescadero Branch Office (239 Stage Road, Pescadero, CA 94060). All properties include adequate vehicle parking for customers and employees.

The Bank owns approximately 30,900 square feet of land and an approximately 5,100 square foot one story building located at 425 South Mathilda Avenue, Sunnyvale, CA 94086 for the purpose of a future loan production office. The building has been unoccupied since its purchase in 2010.

The Bank leases premises at 1450 Linda Mar Shopping Center, Pacifica, California 94044, for its Linda Mar Branch Office. This ground floor space is approximately 4,100 square feet. The original lease term was 10 years and expired on September 1, 2009. The lease has been renewed for a further ten years and will expire on August 31, 2019.

The Bank leases premises at 65 Post Street, San Francisco, CA 94104, for its Financial District Office. The current lease term expires April 30, 2013, with one 5-year option to extend the lease remaining. The location consists of approximately 2,826 square feet of street level, 1,322 square feet of basement, and 1,077 square feet of mezzanine space.

The Bank leases premises at 6599 Portola Drive, San Francisco, CA 94127, for its Portola Office. The current lease expires June 30, 2012, and has a remaining 2-year option to extend the lease to June 30, 2014. The location consists of approximately 1,325 square feet of street level space.

The Bank subleases premises at 2197 Chestnut Street, San Francisco, CA consisting of 2,150 square feet at street level and approximately 2,000 square feet on the second floor. The sublease ends on July 15, 2024.

The Bank leases premises at 150 East Third Avenue, San Mateo, CA 94401, for its San Mateo Branch Office. The current lease term, expires July 31, 2013. It has one remaining five-year option to extend the lease. The location consists of approximately 4,000 square feet of ground floor usable commercial space.

The Bank leases a warehouse facility at 450 Cabot Road, South San Francisco, CA 94080. The lease term is for 5 years and one half month, and will expire February 28, 2011. The facility consists of approximately 7,600 square feet of office/warehouse space. Management intends to continue to occupy this property and is in the process of negotiating a new lease contract.

The foregoing summary descriptions of leased premises are qualified in their entirety by reference to the full text of the lease agreements listed as exhibits to this report.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings adverse to the Company or the Bank to which any director, officer, affiliate of the Company, or 5% shareholder of the Company, or any associate of any such director, officer, affiliate or 5% shareholder of the Company are a party, and none of the foregoing persons has a material interest adverse to the Company or the Bank.

From time to time, the Company and/or the Bank are a party to claims and legal proceedings arising in the ordinary course of business. The Company's management is not aware of any material pending legal proceedings to which either it or the Bank may be a party or has recently been a party, which will have a material adverse effect on the financial condition or results of operations of the Company and the Bank, taken as a whole.

ITEM 4. (REMOVED AND RESERVED)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Since March 18, 2002, the common stock of the Company has been quoted on the OTC Bulletin Board under the trading symbol, "FNBG." There has been limited trading in the shares of common stock of the Company. On February 28, 2011, the Company had approximately 700 shareholders of common stock of record.

The following table summarizes sales of the Common Stock of the Company during the periods indicated of which management has knowledge, including the approximate high and low bid prices during such periods and the per share cash dividends declared for the periods indicated. All information has been adjusted to reflect 5% stock dividends effected on December 15, 2009 and on December 20, 2010. The prices indicated below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Bid Price of FNB Bancorp Common Stock				Cash Dividends Declared (1)	
	High		Low			
2009						
First Quarter	$	12.50	$	10.45	$	0.15
Second Quarter		12.00		10.00		0.15
Third Quarter		10.25		7.00		0.05
Fourth Quarter		11.00		7.05		0.05
2010						
First Quarter	$	8.75		7.05	$	0.05
Second Quarter		9.50		7.00		0.05
Third Quarter		9.00		7.50		0.05
Fourth Quarter		10.00		7.00		0.05

See Item 1, "Limitations on Dividends," above (following the "Additional Regulations" sub section, for a description of the limitations applicable to the payment of dividends by the Company.

STOCK PERFORMANCE GRAPH

Set forth below is a line graph comparing the annual percentage change in the cumulative total return on the Company's Common Stock with the cumulative total return of the SNL Securities Index of Pink Banks (asset size of over $500 million) and the Russell 2000 Index as of the end of each of the last five fiscal years.

The graph assumes that $100.00 was invested on December 31, 2005 in the Company's Common Stock and each index, and that all dividends were reinvested. Returns have been adjusted for any stock dividends and stock splits declared by the Company. Shareholder returns over the indicated period should not be considered indicative of future shareholder returns.



FNB Bancorp
Total Return Performance
Index Value
140
120
100
80
60
40
20
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
FNB Bancorp
Russell 2000
SNL Bank Pink > $500M

	Period Ending					
Index	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**
FNB Bancorp........................	100.00	102.10	76.83	41.91	31.26	42.90
Russell 2000	100.00	118.37	116.51	77.15	98.11	124.46
SNL Bank Pink > $500M......	100.00	109.72	101.10	73.36	62.72	66.25

ISSUER PURCHASES OF EQUITY SECURITIES

On August 24, 2007, the Board of Directors of the Company authorized a stock repurchase program which calls for the repurchase of up to five percent (5%) of the Company's then outstanding 2,863,635 shares of Common Stock, or 143,182 shares. There were no repurchases during the quarter and year ended December 31, 2010 and 2009. There were 10,457 shares remaining that may be purchased under this Plan as of December 31, 2010. Effective February 27, 2009, based on the Purchase Agreement with the U. S. Treasury, the Company may not repurchase Company common stock so long as the Treasury's Preferred Stock investment is outstanding.

ITEM 6 - SELECTED FINANCIAL DATA

The following table presents a summary of selected financial information that should be read in conjunction with the Company's consolidated financial statements and notes thereto included under Item 8 - "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

Dollar amounts in thousands, except per share amounts and ratios	At and for the years ended December 31,				
	2010	2009	2008	2007	2006
STATEMENT OF EARNINGS DATA					
Total interest income	$ 34,428	$ 35,817	$ 39,427	$ 42,290	$ 37,196
Total interest expense	5,383	9,011	11,507	13,657	9,821
Net interest income	29,045	26,806	27,920	28,633	27,375
Provision for loan losses	1,854	4,596	3,045	690	683
Net interest income after provision for loan losses	27,191	22,210	24,875	27,943	26,692
Total noninterest income	4,706	5,387	5,045	4,300	6,259
Total noninterest expenses	27,005	27,585	25,346	23,182	21,760
Earnings before provision (benefit) for income taxes	4,892	12	4,574	9,061	11,191
Provision (benefit) for income taxes	1,227	(581)	611	2,382	3,609
Net earnings	3,665	593	3,963	6,679	7,582
Dividends and discount accretion on preferred stock	853	632	—	—	—
Net (loss) earnings available to common shareholders	$ 2,812	$ (39)	$ 3,963	$ 6,679	$ 7,582
PER SHARE DATA - see note (1)					
Net earnings per share:					
Basic	$ 0.84	$ (0.01)	$ 1.17	$ 1.93	$ 2.25
Diluted	$ 0.84	$ (0.01)	$ 1.16	$ 1.91	$ 2.15
Cash dividends per share	$ 0.20	$ 0.30	$ 0.60	$ 0.60	$ 0.60
Weighted average shares outstanding:					
Basic	3,341,000	3,341,000	3,393,000	3,461,000	3,363,000
Diluted	3,341,000	3,362,000	3,416,000	3,497,000	3,523,000
Shares outstanding at period end	3,341,000	3,341,000	3,393,000	3,461,000	3,363,000
Book value per share	$ 24.22	$ 23.61	$ 20.09	$ 19.23	$ 18.45
BALANCE SHEET DATA					
Investment securities	126,189	97,188	99,221	94,432	94,945
Net loans	474,828	494,349	497,984	489,574	419,437
Allowance for loan losses	9,524	9,829	7,075	5,638	5,002
Total assets	714,639	708,309	660,957	644,465	581,270
Total deposits	628,440	598,964	500,910	499,255	481,567
Stockholders' equity	80,924	78,865	68,149	66,545	62,063
SELECTED PERFORMANCE DATA					
Return on average assets	0.39%	-0.01%	0.60%	1.07%	1.32%
Return on average equity	3.48%	-0.05%	5.87%	10.39%	12.86%
Net interest margin	4.80%	4.47%	4.75%	5.05%	5.26%
Average loans as a percentage of average deposits	78.18%	91.32%	97.93%	91.74%	78.92%
Average total stockholders' equity as a percentage of average total assets	11.07%	11.31%	10.25%	10.31%	10.25%
Common dividend payout ratio	22.62%	n/a	44.71%	25.69%	21.43%
SELECTED ASSET QUALITY RATIOS					
Net loan charge-offs to average loans	0.45%	0.37%	0.32%	0.01%	0.01%
Allowance for loan losses/Total Loans	1.97%	1.95%	1.40%	1.14%	1.18%
CAPITAL RATIOS					
Total risk-based capital	14.93%	14.29%	11.86%	11.47%	12.00%
Tier 1 risk-based capital	13.67%	13.04%	10.67%	10.52%	11.05%
Tier 1 leverage capital	10.52%	10.77%	9.70%	9.89%	10.08%

(1) per share data has been adjusted for stock dividends.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FNB BANCORP AND SUBSIDIARY

Critical Accounting Policies And Estimates

Management's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to its loans and allowance for loan losses. The Company bases its estimates on current market conditions, historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. All adjustments that, in the opinion of management, are necessary for a fair presentation for the periods presented have been reflected as required by Regulation S-X, Rule 10-01. The Company believes the following critical accounting policies requires significant judgments and estimates used in the preparation of the consolidated financial statements.

Allowance for Loan Losses

The allowance for loan losses is periodically evaluated for adequacy by management. Factors considered include the Company's loan loss experience, known and inherent risks in the portfolio, current economic conditions, known adverse situations that may affect the borrower's ability to repay, regulatory policies, and the estimated value of underlying collateral. The evaluation of the adequacy of the allowance is based on the above factors along with prevailing and anticipated economic conditions that may impact our borrowers' ability to repay their loans. Determination of the allowance is based upon objective and subjective judgments by management from the information currently available. Adverse changes in information could result in higher charge-offs and loan loss provisions.

Goodwill

Goodwill arises when the Company's purchase price exceeds the fair value of net assets of an acquired business. Goodwill represents the value attributable to intangible elements acquired. The value of goodwill is supported ultimately by profit from the acquired business. A decline in earnings could lead to impairment, which would be recorded as a write-down in the Company's consolidated statements of earnings. Events that may indicate goodwill impairment include significant or adverse changes in results of operations of the acquired business or asset, economic or political climate; an adverse action or assessment by a regulator; unanticipated competition; and a more-likely-than-not expectation that a reporting unit will be sold or disposed of at a loss.

Other Than Temporary Impairment

Other than temporary impairment ("OTTI") is triggered if the Company has the intent to sell the security, it is likely that it will be required to sell the security before recovery, or if the Company does not expect to recover the entire amortized cost basis of the security. If the Company intends to sell the security or it is likely it will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings as an OTTI. If the Company does not intend to sell the security and it is not likely that the Company will be required to sell the security but the Company does not expect to recover the entire amortized cost basis of the security, only the portion of the impairment loss representing credit losses would be recognized in earnings as an OTTI. The credit loss is measured as the difference between the amortized cost basis and the present value of the cash flows expected to be collected of a security. Projected cash flows are discounted by the original or current effective interest rate depending on the nature of the security being measured for potential OTTI. The remaining impairment loss related to all other factors, the difference between the present value of the cash flows expected to be collected and fair value, would be recognized as a charge to other comprehensive income ("OCI"). Impairment losses related to all other factors are to be presented as a separate category within OCI. For investment securities held to maturity, this amount is accreted over the remaining life of the debt security prospectively based on the amount and timing of future estimated cash flows. The accretion of the OTTI amount recorded in OCI will increase the carrying value of the investment, and would not affect earnings. If there is an indication of additional credit losses the security is re-evaluated accordingly based on the procedures described above.

Provision for and Deferred Income Taxes

The Company is subject to income tax laws of the United States, its states, and municipalities in which it operates. The Company considers its income tax provision methodology to be critical, as the determination of current and deferred taxes based on complex analyses of many factors including interpretation of federal and state laws, the difference between tax and financial reporting bases of assets and liabilities (temporary differences), estimates of amounts due or owed, the timing of reversals of temporary differences and current financial standards. Actual results could differ significantly from the estimates due to tax law interpretations used in determining the current and deferred income tax liabilities. Additionally, there can be no assurances that estimates and interpretations used in determining income tax liabilities may not be challenged by federal and state taxing authorities.

Fair Values of Financial Instruments

Certain assets and liabilities are either carried at fair value on a recurring or non-recurring basis or are required to be disclosed at fair value. Accounting principles have established a fair value measurement model which establishes a framework that quantifies fair value estimates by the level of pricing precision. The degree of judgment utilized in measuring the fair value of assets generally correlates to the level of pricing precision. Financial instruments rarely traded or not quoted will generally have a higher degree of judgment utilized in measuring fair value. Pricing precision is impacted by a number of factors including the type of asset, the availability of the asset, the market demand for the asset, and other conditions that were considered at the time of the valuation.

Recent Accounting Pronouncements

In January, 2010, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2010-06, to improve disclosure requirements related to *"Fair Value Measurements and Disclosures-Overall Subtopic (Subtopic 820-10)"* of the FASB Accounting Standards Codification, which was originally issued as FASB Statement No. 157, *Fair Value Measurements.* The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in the rollforward activity in Level 3 fair value measurements. The new disclosures require separate disclosures regarding transfers in and out of Levels 1 and 2 fair value measurements, and to describe the reasons for the transfers. As to activity in Level 3, a reporting entity is required to present separate information about purchases, sales, issuances and settlements (on a gross basis rather than as one net number). This required first quarter of 2010 implementation so that investments shown by class and changes or transfers in levels were disclosed. The Company only measures investment securities, impaired loans and real estate owned at fair value. Our adoption of this standard update did not have an impact on our financial condition or results of operations.

In February 2010, the FASB issued ASU No. 2010-09, "*Subsequent Events (Topic 855)—Amendments to Certain Recognition and disclosure Requirements.*" This ASU eliminates the requirement to disclose the date through which a Company has evaluated subsequent events and refines the scope of the disclosure requirements for reissued financial statements. This ASU was effective for the first quarter of 2010. This ASU did not have an impact on the Company's consolidated financial statements, since it is not applicable to public companies.

In March 2010, the FASB issued ASU No. 2010-11, "*Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives.*" The ASU eliminates the scope exception for bifurcation of embedded credit derivatives in interests in securitized financial assets, unless they are created solely by subordination of one financial instrument to another. The ASU was effective the first quarter beginning after June 15, 2010. This ASU did not have a material impact on the Company's consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-18, "*Receivables (Topic 310)—Effect of a Loan Modification When the Loan Is Part of a Pool That is Accounted for as a Single Asset*". This ASU clarifies that modifications of loans that are accounted for within a pool under Topic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. No additional disclosures are required with this ASU. The amendments in this ASU were effective for modifications of loans accounted for within pools under Topic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. The amendments are to be applied prospectively and early application is permitted. Upon initial adoption of the guidance in this ASU, an entity may make a onetime election to terminate accounting for loans as a pool under Topic 310-30. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration. The Company has evaluated the impact of adoption and it did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, *"Receivables (Topic 310)-Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* The objective of the amendments in this Update is for an entity to provide disclosures that facilitate financial statement users' evaluation of the following:

1. The nature of credit risk inherent in the entity's portfolio of financing receivables.
2. How that risk is analyzed and assessed in arriving at the allowance for credit losses.
3. The changes and reasons for those changes in the allowance for credit losses.

The disclosures about activity that occurs during a reporting period were effective for interim and annual reports beginning on or after December 15, 2010.

In December 2010, the FASB issued ASU No. 2010-28, *Intangibles-Goodwill and Other (Topic 350)-When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.* The amendments in this update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The amendments become effective for public entities for fiscal years beginning after December 15, 2010. Early adoption is not permitted. The Company does not have goodwill with a zero or negative carrying amount.

In December, 2010, the FASB issued ASU No. 2010-29, *Business Combinations (Topic 805).* The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current yearhad occurred as of the beginning of the comparable prior annual reporting period.

In January, 2011, the FASB issued ASU No. 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.* The amendments in this Update temporarily delay the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. Currently, the guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

Earnings Analysis

Net earnings in 2010 were $3,665,000, a $3,072,000 or a 518.0% increase from 2009 net earnings of $593,000. Net earnings for the year 2009 decreased $3,370,000 or 85.0% from year 2008 net earnings of $3,963,000. Net earnings (loss) available to common stockholders were $2,812,000 in 2010, ($39,000) in 2009, and $3,963,000 in 2008. The principal source of income is interest income on loans. The level of interest income can be affected by changes in interest rate, volume of loans outstanding, and the quality of the Bank's loan portfolio. Loans that are 90 days or more past due are placed on non-accrual status. Income on such loans is then recognized only to the extent that cash is received, and where the future collection of principal is probable. All other loans accrue interest at the stated contract rate.

Basic earnings (loss) per share were $0.84 in 2010, ($0.01) in 2009, and $1.17 in 2008. Diluted earnings (loss) per share were $0.84 in 2010, ($0.01) in 2009, and $1.15 in 2008.

Net interest income for 2010 was $29,045,000, an increase of $2,239,000, or 8.4% from 2009. In 2009, net interest income was $26,806,000, a decrease of $1,114,000 or 4.0% from 2008. Interest income was $34,428,000 in 2010, a decrease of $1,389,000 or 3.9% from 2009. Interest income was $35,817,000 in 2009, a decrease of $3,610,000 or 9.2% from 2008. Interest income on deposits at the Federal Reserve Bank of San Francisco were $136,000 in 2010, $42,000 in 2009 and none in 2008. The increase in net interest income during 2010 was caused primarily by a decrease in the interest rate paid on interest bearing liabilities which exceeded the decrease in the interest rate earned on interest earning assets. Most of the interest earning assets are tied to the prime lending rate, which has seen no change during 2010. During 2009, the net interest income reduction from 2008 levels was primarily caused by a decline in interest earned on interest earning assets that was greater than the decline in interest expense on interest bearing liabilities. Total nonaccrual loans were $16,712,000 and $25,592,000 as of December

31, 2010 and 2009, respectively. Payments received for loans on nonaccrual status, where principal is believed to be fully collectible, are credited to interest income when they are received. Average interest earning assets totaled $613,553,000 in 2010, an increase of $5,231,000 or 0.9% over 2009. They averaged $608,322,000 in 2009, an increase of $9,923,000 or 1.7% over 2008. The yield on interest earning assets decreased 27 basis points in 2010 compared to 2009. They decreased 72 basis points in 2009 compared to 2008. The principal earning assets were loans, and average loans outstanding decreased $10,648,000 in 2010 versus 2009, but increased $4,707,000 in 2009 versus 2008. Their yield decreased 13 basis points in 2010 compared to 2009, and 63 basis points in 2009 compared to 2008. Loan origination volumes in 2010 were significantly lower than in 2009 and 2008. These lower origination volumes coupled with loan prepayments caused our average 2010 loans outstanding to decrease and contributed to the decline in our 2010 loan interest income from 2009 levels.

Interest expense for 2010 was $5,383,000 compared to $9,011,000 for 2009, a decrease of $3,628,000 or 40.3%. In 2009 interest expense was $9,011,000 compared to $11,507,000 for 2008, a decrease of $2,496,000, or 21.7%. The decrease in interest expense during 2010, 2009 and 2008 was caused primarily by rate decreases on deposits, as rates followed the declines in prevailing short term market interest rates. During 2010, the Federal Open Market Committee ("FOMC") federal funds rate was maintained at a target rate between 0% and 0.25%. A new consumer product, the Money Market Maximizer, was created during 2009, and reached $122,594,000 in deposit balances by the end of 2010. Average interest bearing liabilities were $511,277,000 in 2010, $482,900,000 in 2009, and $463,546,000 in 2008 . This represented an increase of $28,377,000 in 2010 over 2009, and an increase of $19,354,000 in 2009 over 2008. The cost of these liabilities decreased 82 basis points in 2010 compared to 2009, and decreased 61 basis points in 2009 compared to 2008. Time deposit costs decreased 76 basis points in 2010 compared to 2009, and decreased 130 basis points in 2009 compared to 2008. The Bank generally lowered rates paid on interest bearing liabilities throughout 2009 and accelerated these rate reductions during 2010. Management believes that further rate reductions on interest bearing liabilities will be difficult to achieve given the low absolute levels of existing market interest rates.

Net Interest Income

Net interest income is the difference between interest yield generated by earning assets and the interest expense associated with the funding of those assets. Net interest income is affected by the interest rate earned or paid and by volume changes in loans, investment securities, deposits and borrowed funds.

TABLE 1

(Dollar amounts in thousands)	2010 Average Balance	2010 Interest Income Expense	2010 Average Yield Cost	2009 Average Balance	2009 Interest Income Expense	2009 Average Yield Cost	2008 Average Balance	2008 Interest Income Expense	2008 Average Yield Cost
	Net Interest Income and Average Balances — Year ended December 31								
INTEREST EARNING ASSETS									
Loans, gross (1) (2)	$ 491,591	$ 31,386	6.38%	$ 502,239	$ 32,718	6.51%	$ 497,532	$ 35,515	7.14%
Taxable securities (3)	86,765	1,811	2.09%	58,248	1,779	3.05%	53,328	2,248	4.22%
Nontaxable securities (3)	35,193	1,632	4.64%	34,406	1,634	4.75%	42,809	2,044	4.77%
Federal funds sold	4	—	n/a	13,429	78	0.58%	4,730	106	2.24%
Total interest earning assets	613,553	34,829	5.68%	608,322	36,209	5.95%	598,399	$ 39,913	6.67%
NONINTEREST EARNING ASSETS:									
Cash and due from banks	69,949			33,933			17,155		
Premises and equipment	12,096			12,417			13,648		
Other assets	33,711			29,157			28,906		
Total noninterest earning assets	115,756			75,507			59,709		
TOTAL ASSETS	$ 729,309			$ 683,829			$ 658,108		
INTEREST BEARING LIABILITIES:									
Deposits:									
Demand, interest bearing	$ 61,397	$ 173	0.28%	$ 57,886	307	0.53%	$ 59,472	329	0.55%
Money market	269,661	3,025	1.12%	198,236	4,007	2.02%	140,177	3,259	2.32%
Savings	44,075	111	0.25%	43,531	123	0.28%	46,695	127	0.27%
Time deposits	124,563	1,523	1.22%	133,388	2,637	1.98%	142,895	4,689	3.28%
Fed Home Loan Bank advances	11,575	551	4.76%	49,859	1,937	3.88%	73,777	3,084	4.18%
Fed funds purchased	6	—	n/a	—	—	n/a	530	19	3.58%
Total interest bearing liabilities	511,277	5,383	1.05%	482,900	9,011	1.87%	463,546	11,507	2.48%
NONINTEREST BEARING LIABILITIES:									
Demand deposits	129,062			116,946			118,784		
Other liabilities	8,261			6,616			8,290		
Total noninterest bearing liabilities	137,323			123,562			127,074		
Total liabilities	648,600			606,462			590,620		
Stockholders' equity	80,709			77,367			67,488		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 729,309			$ 683,829			$ 658,108		
NET INTEREST INCOME AND MARGIN ON TOTAL EARNING ASSETS (4)		$ 29,446	4.80%		$ 27,198	4.47%		$ 28,406	4.75%

(1) Interest on non-accrual loans is recognized into income on a cash received basis if the loan has demonstrated performance and full collection is considered probable.

(2) Amounts of interest earned include loan fees of $1,075,000, $1,249,000 and $1,425,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

(3) Tax equivalent adjustments recorded at the statutory rate of 34% that are included in the nontaxable securities portfolio are $401,000, $392,000, and $481,000 for the years ended December 31, 2010, 2009 and 2008, respectively, and were derived from nontaxable municipal interest income.

(4) The annualized net interest margin is computed by dividing net interest income by total average interest earning assets.

The following table analyzes the dollar amount of change in interest income and expense and the changes in dollar amounts attributable to (a) changes in volume (changes in volume at the current year rate), (b) changes in rate (changes in rate times the prior year's volume) and (c) changes in rate/volume (changes in rate times changes in volume). In this table, the dollar change in rate/volume is prorated to volume and rate proportionately.

TABLE 2
(Dollar amounts in thousands)

	Rate/Volume Variance Analysis					
	Year Ended December 31					
	2010 compared to 2009 Increase (decrease) (2)			2009 compared to 2008 Increase (decrease) (2)		
	Interest Income/ Expense Variance	Variance Attributable To Rate	Variance Attributable To Volume	Interest Income/ Expense Variance	Variance Attributable To Rate	Variance Attributable To Volume
INTEREST EARNING ASSETS:						
Loans	$ (1,332)	$ (652)	$ (680)	$ (2,797)	$ (3,104)	$ 307
Taxable securities	32	(839)	871	(469)	(676)	207
Nontaxable securities (1)	(2)	(39)	37	(410)	(9)	(401)
Federal funds sold	(78)	(78)	—	(28)	(78)	50
Total	$ (1,380)	$ (1,608)	$ 228	$ (3,704)	$ (3,867)	$ 163
INTEREST BEARING LIABILITIES:						
Demand deposits	$ (134)	$ (153)	$ 19	$ (22)	$ (13)	$ (9)
Money market	(982)	(1,783)	801	748	(426)	1,174
Savings deposits	(12)	(13)	1	(4)	5	(9)
Time deposits	(1,114)	(940)	(174)	(2,052)	(1,740)	(312)
Federal Home Loan Bank advances	(1,386)	436	(1,822)	(1,147)	(218)	(929)
Federal funds purchased	—	—	—	(19)	(19)	—
Total	$ (3,628)	$ (2,453)	$ (1,175)	$ (2,496)	$ (2,411)	$ (85)
NET INTEREST INCOME	$ 2,248	$ 845	$ 1,403	$ (1,208)	$ (1,456)	$ 248

Note (1) Nontaxable securities in this Table are shown on a taxable equivalent basis.
Note (2) Increases (decreases) shown are in relation to their effect on net interest income.

The net interest margin on average earning assets was 4.80% in 2010 compared to 4.47% in 2009 and 4.75% in 2008. The average rate earned on interest earning assets was 5.68% in 2010, 5.95% in 2009 and 6.67% in 2008. The average cost for interest-bearing liabilities was 1.05% in 2010 compared to 1.87% in 2009 and 2.48% in 2008. The improvement in net interest margin in 2010 was related to an overall market rate decline that allowed the Bank to lower deposit rates faster than the corresponding decline in the earning rate on interest earning assets.

Yield on average loans was 6.38% in 2010, 6.51% in 2009 and 7.14% in 2008. Interest on average taxable securities was 2.09% in 2010, 3.05% in 2009 and 4.22% in 2008. Interest on average nontaxable securities on a tax equivalent basis was 4.64% in 2010, 4.75% in 2009 and 4.77% in 2008. Interest on average federal funds sold was 0.58% in 2009, 2.24% in 2008. There were minimal federal funds sold during 2010. Interest on average total interest earning assets was 5.68% in 2010, 5.95% in 2009 and 6.67% in 2008. On the expense side, the market decline in income on interest bearing assets was also followed by declines in competitive market rates offered on interest-bearing liabilities.

Allowance For Loan Losses

The Board of Directors, with help from senior executive management, has the ultimate responsibility of assessing the overall risks in the Company's loan portfolio, assessing the specific loss expectancy, and determining the adequacy of the loan loss reserve. The level of reserves is determined by internally generated credit quality ratings, a review of the local economic conditions in the Bank's market area, and consideration of the Bank's historical loan loss experience. The Bank is committed to maintaining adequate reserves, identifying credit weaknesses through frequent loan reviews, and updating loan risk ratings and changing those risk ratings in a timely manner as circumstances change.

Real estate loans outstanding increased by $6,383,000 in 2010 compared to 2009, and increased by $33,519,000 in 2009 compared to 2008. Bank management maintained conservative underwriting standards during 2010 and 2009, which generally required borrowers to maintain at most a loan-to-value ratio of 70%; maintain a debt service coverage ratio of at least 1.25; and required borrowers to make monthly mortgage payments out of documented cash flows.

During 2010 and 2009, we priced our loans competitively, but did not discount our loans in order to attract new business. The reserve allocated to our loans was increased in 2009 and again in 2010, at levels designed to accurately reflect the credit risk involved in the our loan portfolio. We experienced increased loan charge-offs and non-accrual loans during 2009 compared to 2008 levels, which subsequently decreased during 2010. The credit quality of our underlying collateral also deteriorated during 2009, but showed signs of improvement during 2010, necessitating an increased provision for loan losses in 2009 compared to 2008 and 2010 levels.

The allowance for loan losses totaled $9,524,000, $9,829,000 and $7,075,000 at December 31, 2010, 2009 and 2008, respectively. This represented 1.97%, 1.95% and 1.40% of total loans outstanding on those dates. These balances reflect amounts that, in management's judgment, are adequate to provide for probable loan losses based on the considerations listed above. During 2010, the provision for loan losses was $1,854,000, and the net charge-offs were $2,159,000. During 2009, the provision for loan losses was $4,596,000, and the net charge-offs were $1,842,000. During 2008, the provision for loan losses was $3,045,000, and the net charge-offs were $1,608,000. Management performs stress testing of our loan portfolio to gain a better understanding of the portfolio effects of additional declines in real estate values and expected cash values. Management also evaluates all commercial loans, secured and unsecured, at least annually.

TABLE 3

Allocation of the Allowance for Loan Losses (Dollar amounts in thousands)

	2010		2009		2008		2007		2006	
	Amount	Percent of loans in each category to total Loans	Amount	Percent of loans in each category to total Loans	Amount	Percent of loans in each category to total Loans	Amount	Percent of loans in each category to total Loans	Amount	Percent of loans in each category to total Loans
Commercial real estate	$ 3,787	57.5%	$ 4,168	54.3%	$ 3,316	49.2%	$ 2,609	50.5%	$ 2,784	54.0%
Real estate construction	1,999	5.7%	3,110	9.4%	1,388	13.0%	1,576	11.6%	539	8.7%
Real estate multi family	578	8.8%	881	11.5%	694	10.3%	598	11.6%	596	11.6%
Real estate 1 to 4 family	971	14.7%	832	10.8%	702	10.4%	462	9.0%	484	9.4%
Commercial & industrial	2,102	12.7%	809	13.5%	932	16.5%	370	16.6%	582	15.6%
Consumer loans	87	0.6%	29	0.5%	43	0.6%	23	0.7%	17	0.7%
Total	$ 9,524	100.0%	$ 9,829	100.0%	$ 7,075	100.0%	$ 5,638	100.0%	$ 5,002	100.0%

Table 4 summarizes transactions in the allowance for loan losses and details the charge-offs, recoveries and net loan losses by loan category for each of the last five fiscal years ended December 31, 2010. The amount added to the provision and charged to operating expenses for each period is based on the risk profile of the loan portfolio.

TABLE 4

Allowance for Loan Losses
Historical Analysis

(Dollar amounts in thousands)	For the year ended December 31,				
	2010	2009	2008	2007	2006
Balance at Beginning of Period	$ 9,829	$ 7,075	$ 5,638	$ 5,002	$ 4,374
Provision for Loan Losses	1,854	4,596	3,045	690	683
Charge-offs:					
Real Estate	(1,376)	(1,471)	(493)	(48)	0
Commercial	(812)	(390)	(1,284)	(19)	(49)
Consumer	(34)	(60)	(11)	(13)	(10)
Total	(2,222)	(1,921)	(1,788)	(80)	(59)
Recoveries:					
Real Estate	50	61	36	15	—
Commercial	6	18	144	10	3
Consumer	7	—	—	1	1
Total	63	79	180	26	4
Net Charge-offs	(2,159)	(1,842)	(1,608)	(54)	(55)
Balance at End of Period	$ 9,524	$ 9,829	$ 7,075	$ 5,638	$ 5,002
Percentages					
Allowance for loan losses/total loans	1.97%	1.95%	1.40%	1.14%	1.18%
Net charge-offs/real estate loans	0.35%	0.38%	0.14%	0.01%	0.00%
Net charge-offs/commercial loans	1.31%	0.55%	1.37%	0.01%	0.07%
Net charge-offs/consumer loans	1.00%	2.25%	0.35%	0.33%	0.27%
Net charge-offs/total loans	0.45%	0.37%	0.32%	0.01%	0.01%
Allowance for loan losses/non-performing loans	71.72%	38.41%	50.17%	49.18%	190.33%

The increase in charge-offs during 2008, 2009 and 2010 was primarily attributable to problems that were identified with specific borrowers rather than problems with a particular segment of the loan portfolio. In particular, borrowers who had exposure to real estate projects outside of San Mateo and San Francisco counties were identified as having a relatively higher risk profile than those operating solely within these two counties. Additionally, there was a high default rate related to purchased single family loans that were serviced by outside third parties during 2009. These loan purchase programs have been terminated and the servicing of these loans is now performed by the Bank. Problem asset resolution efforts during 2010 helped to keep problem loan levels below 2009 levels. If real estate values or lease rates continue to decline in the future, additional increases in our allowance for loan losses may be warranted.

<u>Nonperforming Assets.</u>

Nonperforming assets consist of nonaccrual loans, foreclosed assets, and loans that are 90 days or more past due but are still accruing interest. The accrual of interest on non-accrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. For the years ended December 31, 2010, 2009 and 2008, had non-accrual loans performed as agreed, approximately $625,000, $759,000 and $692,000, respectively, would have been recognized in additional interest income.

Table 5 provides a summary of nonperforming assets for the most recent five years. Nonperforming loans were 3.5% of total loans at December 31, 2010, 5.1% of total loans at December 31, 2009 and 2.8% of total loans at December 31, 2008. Management believes the current list of past due loans are collectible and does not anticipate significant losses. Nonperforming loans at December 31, 2010 include sixteen real estate secured loans compared to fifteen real estate secured loans at December 31, 2009, but the dollar amounts of the loans decreased, and to a large extent, these loans were not the same borrowers in both years.

TABLE 5
(Dollar amounts in thousands)

	Analysis of Nonperforming Assets				
	December 31				
	2010	2009	2008	2007	2006
Accruing loans 90 days or more	$ —	$ —	$ —	$ —	$ —
Nonaccrual loans	16,712	25,592	14,102	11,465	2,628
Other real estate owned	6,680	7,320	3,557	440	—
Total	$ 23,392	$ 32,912	$ 17,659	$ 11,905	$ 2,628

There was no commitment to lend additional funds to any customer whose loan was classified as nonperforming at December 31, 2010, 2009 or 2008.

Nonaccrual loans at December 31, 2010 consist of several single family residence loans, commercial loans and some commercial real estate secured loans. The Bank is working with its borrowers to develop strategies that can give the borrowers time to work through their financial difficulties. The other real estate owned properties consist of two construction loans related to single-family home construction, a four-unit apartment building, a retail commercial real estate loan, and a land development parcel. The Bank is actively marketing these properties. However, given current market conditions, there can be no assurance that these properties can be sold in the near future.

A troubled debt restructuring occurs when the Bank offers, at favorable terms, a modification of loan terms and conditions because management believes the borrower may not be able to make payments at their original note rate and terms. At December 31, 2010, the Bank had thirteen loans totaling $19,409,000 that were considered troubled debt restructurings. These 13 loans consist of four commercial real estate loans totaling $4,598,000, two multi family real estate loans totaling $9,774,000, three commercial loans totaling $2,416,000; and four single family residence loans totaling $2,621,000.

As a result of a 2010 scheduled Office of the Comptroller of the Currency ("OCC") examination, management informally agreed with the OCC to take actions to further strengthen and improve asset quality including, among other things: to increase our capital levels and restrict our ability to pay dividends as the risk contained in the Bank's loan portfolio increases (including the risks related to the concentration of commercial real estate ("CRE") loans within our portfolio), to strengthen our loan policies related to analyzing the risk within the Bank's CRE portfolio, to reduce the level of our classified assets over an agreed upon timetable, to maintain certain levels of minimum capital above "well capitalized" levels as defined by current regulation, and to address other criticisms from the examination. Management is already developing strategies and taking actions to address these issues.

Noninterest Income

The following table sets forth the principal components of noninterest income:

TABLE 6	Noninterest Income			Variance		Variance	
	Years ended December 31,			2010 vs. 2009		2009 vs. 2008	
(Dollar amounts in thousands)	2010	2009	2008	Amount	Percent	Amount	Percent
Service charges	$ 2,703	$ 2,826	$ 2,888	$ (123)	-4.4%	$ (62)	-2.1%
Death benefit bank owned life insurance policy	—	316	760	(316)	-100.0%	(444)	-58.4%
Credit card fees	649	691	749	(42)	-6.1%	(58)	-7.7%
Gain on sale of AFS securities	619	997	205	(378)	-37.9%	792	386.3%
Loss on impairment of securities	—	—	(495)	—	—	495	100.0%
Gain on sale of other real estate owned	132	—	—	132	n/a	—	—
Other income	603	557	938	46	8.3%	(381)	-40.6%
Total noninterest income	$ 4,706	$ 5,387	$ 5,045	$ (681)	-12.6%	$ 342	6.8%

Total noninterest income consists mainly of service charges on deposits. Noninterest income in 2009 and 2008 included $316,000 and $760,000, respectively, in proceeds from a life insurance contract related to death benefits received from a policy that was placed on the life of an executive who is now deceased. Gain or loss on sale or impairment of securities available for sale was a gain of $619,000 in 2010, $997,000 in 2009, and a loss of $290,000 in 2008. The gain on sale during 2010 was derived primarily from the sale of U.S. Treasury and mortgage backed scurities; the gain in 2009 and the loss in 2008 were derived primarily from the sale of available for sale municipal securities and mortgage backed securities within our investment portfolio.

The principal source of other income was policy dividends on Officers' Life Insurance, which was $329,000, $315,000 and $404,000 in the years 2010, 2009 and 2008, respectively, which reflected an increased investment in these policies during 2008, and a decline in the policies during 2009 and 2010 due to the payout of the death benefit on one policy. Policy dividend rates were negatively affected by downward market interest rate levels during 2008, 2009 and 2010.

Noninterest Expenses

The following table sets forth the various components of noninterest expense:

TABLE 7	Noninterest Expenses			Variance		Variance	
(Dollar amounts in thousands)	Years ended December 31,			2010 vs. 2009		2009 vs. 2008	
	2010	2009	2008	Amount	Percent	Amount	Percent
Salaries and employee benefits	$ 13,603	$ 13,359	$ 14,335	$ 244	1.8%	$ (976)	-6.8%
Loss on impairment of other real estate owned	957	2,396	218	(1,439)	-60.1%	2,178	999.1%
Occupancy expense	2,036	2,084	2,081	(48)	-2.3%	3	0.1%
Equipment expense	1,943	1,923	1,930	20	1.0%	(7)	-0.4%
Professional fees	1,341	1,194	1,149	147	12.3%	45	3.9%
FDIC assessment	1,350	1,128	435	222	19.7%	693	159.3%
Telephone, postage, supplies	1,103	1,068	1,029	35	3.3%	39	3.8%
Other real estate owned expense	1,012	852	246	160	18.8%	606	246.3%
Advertising expense	411	439	686	(28)	-6.4%	(247)	-36.0%
Bankcard expenses	589	633	697	(44)	-7.0%	(64)	-9.2%
Data processing expense	518	554	495	(36)	-6.5%	59	11.9%
Surety insurance	274	253	250	21	8.3%	3	1.2%
Director expense	216	201	180	15	7.5%	21	11.7%
Other	1,652	1,501	1,615	151	10.1%	(114)	-7.1%
Total noninterest expense	$ 27,005	$ 27,585	$ 25,346	$ (580)	-2.1%	$ 2,239	8.8%

Total noninterest expense for the year ended December 31, 2010 was $27,005,000 compared to $27,585,000 and $25,346,000 for the years ended December 31, 2009 and 2008. Salaries and employee benefits were $13,603,000 in 2010, $13,359,000 in 2009 and $14,335,000 in 2008. Salaries and employee benefits represented 50%, 48% and 57% of noninterest expense for the years 2010, 2009 and 2008, respectively. During the third quarter of 2008, a Call Center was established; there were also support staff increases in the loan area during 2008. The reduction in salaries and employee benefits in 2009 was primarily the result of a decrease in full time equivalent employees that resulted from the elimination of the Call Center and other positions during the fourth quarter of 2008. During 2010, the Bank closed our Eureka Square and our Colma branch offices. The increase in salary and benefits costs during 2010 was primarily attributable to normal salary progression and an increase in medical and dental costs offset in large part by employee reductions net of relocation of staff from closed branches. The loss on impairment of other real estate owned expense was recorded primarily to reflect the decrease in valuation of the real estate owned properties since their value on the foreclosure date. Another significant expense which has been steadily increasing are the Bank's FDIC deposit insurance assessments, which were $435,000 in 2008, $1,128,000 in 2009 and $1,350,000 in 2010. These assessments are expected to remain high until such time as the FDIC is able to build their deposit fund reserve to their targeted levels established by the FDIC. At December 31, 2010, the FDIC insurance reserves were significantly below targeted levels.

Provision for Loan Losses

There was a provision for loan losses of $1,854,000 for the year ended December 31, 2010 compared to a provision for loan losses of $4,596,000 for the year ended December 31, 2009. The allowance for loan losses was $9,524,000 or 1.97% of total gross loans at December 31, 2010, compared to $9,829,000 or 1.95% of total gross loans at December 31, 2009. The allowance for loan losses is maintained at a level considered adequate for management to provide for probable loan losses inherent in the loan portfolio. During 2010, nonaccrual loans and delinquent loans steadily decreased throughout the year. During 2009, nonaccrual and delinquent loans steadily increased during the first three quarters of the year. The level of nonperforming assets peaked during the fourth quarter of 2009. Management is taking the steps necessary to work with borrowers and has granted modified loan terms to borrowers willing to make payments on their loans secured by their primary residence, even though they were delinquent and/or the value of their home had declined substantially.

Balance Sheet Analysis

Total assets of the Company at December 31, 2010 were $714,639,000, compared to $708,309,000 at December 31, 2009, and $660,957,000 at December 31, 2008. Assets averaged $729,309,000 in 2010, compared to $683,829,000 in 2009 and $658,108,000 in 2008. Average earning assets represented 84.1% of total average assets in 2010 and 89.0% in 2009.

Loans

The loan portfolio is the principal earning asset of the Bank. Gross loans outstanding (net of loan fees) at December 31, 2010 decreased by $19,826,000 or 3.9% from December 31, 2009. At December 31, 2009, they decreased by $881,000 or 0.2% from December 31, 2008. The loan portfolio experienced higher nonperforming loan levels in 2009 when compared to 2008 or 2010 levels. During 2010, new loan origination volumes decreased from 2009 and 2008 levels due to the additional time spent working to reduce our nonperforming assets and decreased demand for credit by our borrowers. In addition, the effect of the economic recession was a reduction in the applications received for credit during 2010. New credit worthy borrowers were difficult to identify during 2010, and existing clients were not seeking additional loans.

Commercial real estate loans increased by $4,885,000 or 1.8% in 2010 compared to 2009. They increased by $25,658,000 or 10.3% in 2009 compared to 2008. During 2009, the Bank purchased approximately $19,000,000 in performing real estate loans from another community bank. Real estate construction loans decreased by $19,612,000 and $18,458,000 in 2010 and 2009, respectively. Real estate multi-family loans decreased by $15,291,00 in 2010 compared to 2009, but increased by $5,829,000 or 11.2% in 2009 compared to 2008. Real estate 1 to 4 family increased by $16,789,00 or 30.7% in 2010 compared to 2009, and by $2,032,000 or 3.9% in 2009 over 2008. These changes occurred due to a tightening in our underwriting standards, and a reflection of current economic conditions, as a reduced number of new construction projects were being started. Commercial and industrial loans decreased by $6,484,000 and $15,465,000 in 2010 and 2009, respectively. Consumer loans represent a nominal portion of total loans. They increased by $28,000 in 2010 and dereased by $475,000 in 2009.

Table 8 presents a detailed analysis of loans outstanding at December 31, 2006 through December 31, 2010.

Table 8

(Dollar amounts in thousands)	December 31									
	2010		2009		2008		2007		2006	
Commercial real estate	$ 278,866	56%	$ 273,981	55%	$ 248,323	49%	$ 250,343	49%	$ 229,627	53%
Real estate construction	27,577	6%	47,189	9%	65,647	13%	57,362	12%	37,094	9%
Real estate multi family	42,584	9%	57,875	11%	52,046	10%	57,373	12%	49,150	12%
Real estate 1 to 4 family	71,463	15%	54,674	11%	52,642	10%	44,334	9%	39,878	9%
Commercial & industrial	61,493	13%	67,977	13%	83,442	17%	82,228	17%	66,139	16%
Consumer loans	2,689	1%	2,661	1%	3,136	1%	3,636	1%	3,279	1%
Sub total	484,672	100%	504,357	100%	505,236	100%	495,276	100%	425,167	100%
Net deferred loan fees	(320)	0%	(179)	0%	(177)	0%	(64)	0%	(728)	0%
Total	$ 484,352	100%	$ 504,178	100%	$ 505,059	100%	$ 495,212	100%	$ 424,439	100%

Loans that are not guaranteed by the U. S. Government contain some level of risk repayment. Real estate and loans that contain UCC filing requirements contain less risk of loss than unsecured loans. By securing loans with various types of collateral, the Bank is able to better assure repayment from either the collateral or the borrower. For commercial loans, both secured and unsecured, the Bank will generally require personal guarantees from our borrowers. These financial guarantees allow the Bank to initiate collection activity from the borrowers individually if the liquidation of collateral is insufficient to repay the loan. The underwriting policies of the Bank require our borrowers to document the source of repayment for their loans, maintain equity positions in any secured financings, and provide ongoing financial statement information. Current appraisals, financial statements, and tax returns allow Bank management to evaluate our borrower's repayment ability on at least an annual basis. Commercial loans are generally variable rate in nature. Real estate loans more than five years to maturity generally contain variable interest rates. Loans that mature in five years or less may be either fixed or variable rate in nature, with fixed rate loans containing initial rates that are higher than those with variable rates. Borrower's preference and interest rate risk tolerance will generally dictate whether they utilize fixed or viariable rate financing.

The following table shows the Bank's loan maturities and sensitivities to changes in interest rates as of December 31, 2010.

TABLE 9

(Dollar amounts in thousands)	Maturing Within 1 Year	Maturing After 1 But Within 5 Years	Maturing After 5 Years	Total
Commercial real estate	$ 153,590	$ 89,452	$ 35,824	$ 278,866
Real estate construction	15,188	8,846	3,543	27,577
Real estate multi family	23,453	13,660	5,471	42,584
Real estate 1 to 4 family	39,360	22,923	9,180	71,463
Commercial & industrial	33,869	19,725	7,899	61,493
Consumer loans	1,481	863	345	2,689
Sub total	266,941	155,469	62,262	484,672
Net deferred loan fees	(176)	(103)	(41)	(320)
Total	$ 266,765	$ 155,366	$ 62,221	$ 484,352
With predetermined fixed interest rates	$ 77,884	$ 45,361	$ 18,166	$ 141,411
With floating interest rates	188,881	110,005	44,055	342,941
Total	$ 266,765	$ 155,366	$ 62,221	$ 484,352

Investment Portfolio

Investments at December 31, 2010 were $126,189,000, an increase of $29,001,000 or 29.8% over December 31, 2009. At December 31, 2009, they were $97,188,000, a decrease of $2,033,000 or 2.1% over December 31, 2008.

The primary purpose of the Bank's investment portfolio is to insure the Bank has sufficient available funds to fund loans, or pay down our liabilities. The Company's primary source of funds is the deposit base. If more funds are needed, investment maturities, calls and sales from the investment portfolio may be used. The Bank's investment portfolio is composed primarily of debt securities of U. S. Government Agencies, mortgage-backed securities that have their principal guaranteed by U. S. Government Agencies, and in obligations of States and their political subdivisions. The Bank believes this provides for an appropriate liquidity level and minimal credit risk.

The following table sets forth the maturity distribution and interest rate sensitivity of investment securities at December 31, 2010:

TABLE 10

(Dollar amounts in thousands)	Due In 1 Year Or Less	Yield	After 1 Year Through 5 Years	Yield	After 5 Years Through 10 Years	Yield	Due After 10 Years	Yield	Fair Value	Maturity In Years	Average Yield
U. S. Treasury securities..........	$ —	—%	$ 12,345	1.17%	$ —	—%	$ —	—%	$ 12.345	3.61	1.17%
U. S. Government Agencies..........	3,086	3.99%	42,095	2.58%	933	2.20%	—	—	46,114	2.95	1.80%
Mortgage-backed securities..........	—	—	—	—	3,911	1.34%	15,157	3.46%	19,068	17.97	3.01%
States & Political Subdivisions....	2,909	3.50%	12,757	3.51%	9,781	3.50%	17,009	3.63%	42,456	7.60	3.56%
Corporate Debt....	1,023	1.54%	4,238	3.69%	945	1.87%	—	—	6,206	3.58	3.05%
Total	$ 7,018	3.43%	$ 71,435	2.00%	$ 15,570	2.70%	$ 32,166	3.55%	$ 126,189	6.84	2.57%

The following table shows the securities portfolio mix at December 31, 2010, 2009 and 2008.

TABLE 11

(Dollar amounts in thousands)	Years Ended December 31, 2010 Amortized Cost	2010 Fair Value	2009 Amortized Cost	2009 Fair Value	2008 Amortized Cost	2008 Fair Value
U. S. Treasury securities..............	$ 12,440	$ 12,345	$ —	$ —	$ —	$ —
U.S. Government Agencies	45,941	46,114	45,100	45,307	44,309	45,312
Mortgage-backed securities.........	18,564	19,068	22,185	22,279	13,686	14,130
States & Political Subdivisions....	42,738	42,456	24,998	25,867	38,918	39,779
Corporate Debt	6,105	6,206	3,696	3,735	—	—
Total	$ 125,788	$ 126,189	$ 95,979	$ 97,188	$ 96,913	$ 99,221

Deposits

During 2010, average deposits were $628,758,000, an increase of $78,771,000 or 14.3% over 2009. During 2009, average deposits were $549,987,000, an increase of $41,964,000 or 8.3% over 2008. The prime lending rate was 3.25% on December 16, 2008, and has remained unchanged through December 31, 2010. Time deposits lagged the prime rate changes because their rates changed only as certificates matured or new certificates were issued. Thus, interest-bearing demand costs averaged 0.6% in 2008, 0.5% in 2009 and 0.3% in 2010. Money market deposit costs averaged 2.3% in 2008, 2.0% in 2009 and 1.1% in 2010. Savings rates averaged 0.3% in 2008, 0.3% in 2009 and 0.3% in 2010. Average rates on time certificates of deposit of $100,000 or more was 3.6% in 2008, 2.0% in 2009 and 0.9% in 2010. On certificates under $100,000, average rates were 2.8% in 2008, 2.0% in 2009 and 1.2% in 2010. During 2009, the Bank introduced a money market account that carried an interest rate that was linked to the number of products the customer utilized. This product was the primary driver of the Bank's deposit growth during 2009 and 2010.

The following table summarizes the distribution of average deposits and the average rates paid for them in the periods indicated:

TABLE 12

(Dollar amounts in thousands)	Average Deposits and Average Rates paid for the period ending December 31, 2010 Average Balance	2010 Average Rate	2010 % of total Deposits	2009 Average Balance	2009 Average Rate	2009 % of total Deposits	2008 Average Balance	2008 Average Rate	2008 % of total Deposits
Interest-bearing demand	$ 61,397	0.3%	9.8	$ 57,886	0.5%	10.6	$ 59,472	0.6%	11.6
Money market	269,661	1.1%	42.9	198,236	0.2%	36.0	140,177	2.3%	27.6
Savings	44,075	0.3%	7.0	43,531	0.3%	7.9	46,695	0.3%	9.2
Time deposits $100,000 or more	81,838	0.9%	13.0	83,846	2.0%	15.2	89,705	3.6%	17.7
Time deposits under $100,000	42,725	1.2%	6.8	49,542	2.0%	9.0	53,190	2.8%	10.5
Total interest bearing deposits	$ 499,696	1.0%	79.5	$ 433,041	1.6%	78.7	389,239	2.2%	76.6
Demand deposits	129,062	—	20.5	116,946	—	21.3	118,784	—	23.4
Total deposits	$ 628,758	0.8%	100.0	$ 549,987	1.3%	100.0	$ 508,023	1.7%	100.0

The following table indicates the maturity schedule of time deposits of $100,000 or more:

TABLE 13

(Dollar amounts in thousands) Total Deposits $100,000 or more	Analysis of Time Deposits $100,000 or more at December 31, 2010 Three Months Or Less	Over Three To Six Months	Over Six To Twelve Months	Over Twelve Months
$82,364	$ 39,023	$ 7,544	$ 22,719	$ 13,078

Capital

At December 31, 2010, stockholders' equity of the Company was $80,924,000, an increase of $2,059,000 or 2.6% over 2009. At December 31, 2009, stockholders' equity of the Company was $78,865,000, an increase of $10,716,000 or 15.7% over 2008. During 2009, the primary reason for the increase in capital was the issuance of $12,600,000 of liquidation value preferred stock to the U. S. Treasury in conjunction with the U. S. Treasury's Capital Purchase Program ("CPP"). The increases in retained earnings were primarily attributable to retention of net income less cash dividends on preferred stock of $654,000 in 2010 and $469,000 in 2009; and cash dividends on common stock of $645,000 in 2010, $916,000 in 2009, and $2,226,000 in 2008.

In February of 2009, a total of $12,600,000 in equity securities were issued to the U.S. Treasury as part of the Treasury's Capital Purchase Program. These securities were issued in the form of Series A Preferred Stock with a 5% annual dividend rate, paid quarterly, and Series B Preferred Stock with a 9% annual dividend rate, paid quarterly which accounted for the major part of the 2008-2009 variance.

Under regulatory capital guidelines, qualifying capital is classified into two tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. The Company's Tier 1 capital consists of common shareholders' equity and preferred stock issued to the U.S. Treasury during 2009. The Company's Tier 2 capital consists of eligible reserves for possible loan losses. Total capital is the sum of Tier 1 plus Tier 2 capital. Risk-weighted assets are calculated by applying risk percentages specified by the FDIC to categories of both balance sheet assets and off-balance sheet obligations. At year-end 1990, the FDIC also adopted a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by quarterly average assets during the reporting period. This requirement established a minimum leverage ratio of 3.0% for the highest rated banks and ratios of 100 to 200 basis points higher for most other banks. To qualify as "well-capitalized" as defined by regulation, financial institutions must maintain risk-based Tier 1 and total capital ratios of at least 6.0% and 10.0% respectively. "Well-capitalized" financial institutions must also maintain a leverage ratio equal to or exceeding 5.0%.

As mentioned under "Capital Standards under Item 1 'Business' above," the Office of the Comptroller of the Currency ("the OCC") on June 9, 2010 notified the Bank that our Individual Minimum Capital Ratios ("IMCR") had been established and required the Bank to maintain IMCRs as follows: a Tier 1 leverage ratio of at least 9% and a total risk-based capital ratio of at least 12%.

During the fourth quarter of 2010, the U.S. Treasury established the Small Business Lending Fund. This fund provided $30 billion in funding capital designated to be invested in Community Banks with assets less than $10 billion who intended to increase their small business lending efforts. The Company applied to refinance its existing $12.6 million in liquidation value preferred stock received under the U.S. Treasury's TARP program plus requested $5.4 million in additional capital invested in the issuance of additional preferred shares during the first quarter of 2011 from the Small Business Lending Fund. Our application is subject to review by the OCC and the U.S. Treasury. To date, the Company has not yet received a response to our application.

The following table shows the risk-based capital ratios and the leverage ratios at December 31, 2010, 2009 and 2008 for the Bank. The Company's capital ratios are substantially equivalent to those of the Bank.

TABLE 14

Regulatory Capital Ratios	2010	2009	2008		Minimum "Well Capitalized" Requirements
Total Capital	14.85%	14.24%	11.84%	≥	10.00%
Tier 1 Capital	13.60%	12.99%	10.65%	≥	6.00%
Leverage ratios	10.46%	10.73%	9.68%	≥	5.00%

Liquidity

The Company's primary source of liquidity on a stand-alone basisee the discussion under "Limitation on Dividends"s is dividends from the Bank. The payment of dividends by the Bank is subject to regulatory restrictions. See the discussion under "Limitation on Dividends" in "Item 1-" Business" above.

Liquidity is a measure of the Company's ability to convert assets into cash. Liquidity consists of cash and due from other banks accounts, including time deposits, federal funds sold, and securities available for sale. The Company's policy is to maintain a liquidity ratio of 5% or greater of total assets. As of December 31, 2010, the Company's primary liquidity was 26.18%, compared to 22.59% in 2009, and 17.26% in 2008. Total Liquid Assets were $187,063,000 in 2010, $160,041,000 in 2009 and $114,086,000 in 2008. The objective of liquidity management is to ensure that the Company has funds available to meet all present and future financial obligations and to take advantage of business opportunities as they occur. Financial obligations arise from withdrawals of deposits, repayment on maturity of purchased funds, extension of loans or other forms of credit, payment of operating expenses and payments of dividends.

Core deposits, which consist of all deposits other than time deposits, have provided the Company with a sizeable source of relatively stable low-cost funds. The Company's average core deposits represented 77.7% of average total liabilities of $648,600,000 for the year ended December 31, 2010, 68.7% of average total liabilities of $606,462,000 for the year ended December 31, 2009 and 61.8% of average total liabilities of $590,620,000 for the year ended December 31, 2008.

As of December 31, 2010, the Company had salary continuation agreements and other commercial commitments totaling approximately $97,781,000. The following table sets forth the Company's contractual obligations and other commercial commitments as of December 31, 2010. These obligations and commitments can be funded from other loan repayments, the Company's liquidity sources such as cash and due from other banks, federal funds sold, securities available for sale, as well as from the Bank's line of credit with the Federal Home Loan Bank of San Francisco and the Federal Reserve Bank.

TABLE 15

(Dollar amounts in thousands) Contractual Obligations	Total	Payments Due by Period 1 year or less	Over 1 to 3 years	Over 3 to 5 years	Over 5 years
Operating Leases	$ 2,306	$ 549	$ 914	$ 306	$ 537
Salary Continuation Agreements	1,698	130	260	260	1,048
Total Contractual Cash Obligations	$ 4,004	$ 679	$ 1,174	$ 566	$ 1,585

(Dollar amounts in thousands) Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expirations Per Period 1 year or less	Over 1 to 3 years	Over 3 to 5 years	Over 5 years
Lines of Credit	$ 47,860	$ 37,954	$ 2,753	$ 7,153	$ —
Standby Letters of Credit	2,067	2,067	—	—	—
Other Commercial Commitments	46,156	40,917	5,235	4	—
Total Commercial Commitments	$ 96,083	$ 80,938	$ 7,988	$ 7,157	$ 0

The largest component of the Company's earnings is net interest income, which can fluctuate widely when significant interest rate movements occur. The prime lending rate was 3.25% at the end of 2008. It remained the same through December 31, 2009 and 2010. Net interest ncome increases during 2010 were primarily the result of aggressive reductions to the Bank's deposit product rates. Reductions in 2009 net interest income occurred because rates earned on interest earning assets decreased faster than the rates we paid on interst bearing liabilities.

The Company's management is responsible for minimizing the Bank's exposure to interest rate risk and assuring an adequate level of liquidity. This is accomplished by developing objectives, goals and strategies designed to enhance profitability and performance.

In order to ensure that sufficient funds are available for loan growth and deposit withdrawals, as well as to provide for general needs, the Company must maintain an adequate level of liquidity. Asset liquidity comes from the Company's ability to convert short-term investments into cash and from the maturity and repayment of loans and investment securities. Liability liquidity is provided by the Company's ability to attract deposits and obtain short term credit through established borrowing lines. The primary source of liability liquidity is the Bank's customer base, which provides core deposit growth. The overall liquidity position of the Company is closely monitored and evaluated regularly. The Company has federal fund borrowing facilities for a total of $30,000,000, a Federal Home Loan Bank line of credit of up to 30% of total assets, and a Federal Reserve Bank borrowing facility of approximately $49,195,000. Management believes the Company's liquidity sources at December 31, 2010 are adequate to meet its operating needs in 2011 and into the foreseeable future. In February, 2009, the Company received $12,000,000 in net proceeds from an investment in Company Preferred Stock by the U. S. Department of the Treasury. This investment was then contributed to the Bank as an additional capital contribution. These funds are being used to fund loan workout programs and to bolster lending activity of the Bank.

Effect of Changing Prices

The results of operations and financial conditions presented in this report are based on historical cost information and are not adjusted for the effects of inflation. Since the assets and liabilities of banks are primarily monetary in nature (payable in fixed, determinable amounts), the performance of the Company is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

The effect of inflation on banks is normally not as significant as its influence on those businesses that have large investments in plant and inventories. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, increases in the price of goods and services will result in increased operating expenses.

The following table includes key ratios, including returns on average assets and equity.

TABLE 16

Return on Equity and Assets
(Key financial ratios are computed on average balances)

	Year Ended December 31, 2010	2009	2008
Return on average assets	0.39%	(0.01)%	0.60%
Return on average equity	3.48%	(0.05)%	5.87%
Dividend payout ratio	22.62%	n/a	44.71%
Average equity to assets ratio	11.07%	11.31%	10.25%

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Closely related to the concept of liquidity is the concept of interest rate sensitivity (i. e., the extent to which assets and liabilities are sensitive to changes in interest rates). Management uses an asset/liability model that considers the relative sensitivities of the balance sheet, including the effect of interest rate caps on adjustable rate mortgages and the relatively stable aspects of core deposits. As such, management can model a net interest income simulation that is designed to address the probability of interest rate changes and behavioral response of the balance sheet to those changes. Market value of portfolio equity represents the fair value of the net present value of assets, liabilities and off-balance sheet items. The starting point (or "base case") for the following table is the Company's net portfolio at December 31, 2010, using current discount rates, and an estimate of net interest income for 2011 assuming that both interest rates and the Company's interest-sensitive assets and liabilities remain at December 31, 2010 levels. The "rate shock" information in the table shows estimates of net portfolio value at December 31, 2010 and net interest income for 2011 assuming fluctuations or "rate shocks" of minus 100 and 200 basis points and plus 100 and 200 basis points. Rate shocks assume that current interest rates change immediately. The information set forth in the following table is based on significant estimates and assumptions, and constitutes a forward-looking statement within the meaning of that term set forth in Rule 175 under the Securities Act of 1933 and Rule 3b-6(c) of the Securities Exchange Act of 1934.

TABLE 17

Market Risk in Securities
Interest Rate Shock
At December 31, 2010

(Dollar amounts in thousands)
Available for Sale securities

	Rates Decline			Rates Increase	
Rate change	(2%)	(1%)	Current	+1%	+2%
Unrealized gain (loss)	$ 6,245	$ 3,763	$ 401	$ (3,832)	$ (8,011)
Change from current	$ 5,844	$ 3,362		$ (4,233)	$ (8,412)

Market Risk on Net Interest Income
At December 31, 2010

(Dollar amounts in thousands)

	Rates Decline			Rates Increase	
Rate change	(2%)	(1%)	Current	+1%	+2%
Change in net interest income	$ 30,622	$ 29,970	$ 29,045	$ 28,797	$ 29,271
Change from current	$ 1,577	$ 925		$ (248)	$ 226

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS **Page**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FNB Bancorp

We have audited the accompanying consolidated balance sheets of FNB Bancorp and subsidiary (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of earnings, changes in stockholders' equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FNB Bancorp and subsidiary as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Portland, Oregon
March 28, 2011

FNB BANCORP AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2010 and 2009

(Dollar amounts in thousands)	2010	2009
Assets		
Cash and due from banks	$ 60,874	$ 62,853
Securities available-for-sale, at fair value	126,189	97,188
Loans, net of deferred loan fees and allowance for loan losses of $9,524 and $9,829 on December 31, 2010 and December 31, 2009	474,828	494,349
Bank premises, equipment, and leasehold improvements, net	13,535	11,784
Other real estate owned, net	6,680	7,320
Goodwill	1,841	1,841
Accrued interest receivable and other assets	30,692	32,974
Total assets	$ 714,639	$ 708,309
Liabilities & Stockholders' Equity		
Deposits		
Demand, noninterest bearing	$ 137,237	$ 120,515
Demand, interest bearing	60,413	57,368
Savings and money market	305,390	293,758
Time	125,400	127,323
Total deposits	628,440	598,964
Federal Home Loan Bank advances	—	25,000
Accrued expenses and other liabilities	5,275	5,480
Total liabilities	633,715	629,444
Commitments and contingencies (Note 10)		
Stockholders' equity		
Preferred stock - series A - no par value, authorized and outstanding 12,000 shares (liquidation preference of $1,000 per share plus accrued dividends)	11,747	11,534
Preferred stock - series B - no par value, authorized and outstanding 600 shares (liquidation preference of $1,000 per share plus accrued dividends)	615	629
Common stock, no par value, authorized 10,000,000 shares; issued and outstanding 3,341,049 shares at December 31, 2010 and 3,340,649 shares at December 31, 2009	46,565	45,044
Retained earnings	21,760	20,945
Accumulated other comprehensive income, net of tax	237	713
Total stockholders' equity	80,924	78,865
Total liabilities and stockholders' equity	$ 714,639	$ 708,309

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY

Consolidated Statements of Earnings

Years ended December 31, 2010, 2009 and 2008

(Amounts in thousands, except per share)	2010	2009	2008
Interest income:			
Interest and fees on loans	$ 31,386	$ 32,718	$ 35,515
Interest and dividends on taxable securities	1,811	1,779	2,243
Interest on tax-exempt securities	1,231	1,242	1,563
Federal funds sold	—	78	106
Total interest income	34,428	35,817	39,427
Interest expense:			
Deposits	4,832	7,074	8,404
Federal Home Loan Bank advances	551	1,937	3,084
Fed funds purchased	—	—	19
Total interest expense	5,383	9,011	11,507
Net interest income	29,045	26,806	27,920
Provision for loan losses	1,854	4,596	3,045
Net interest income after provision for loan losses	27,191	22,210	24,875
Noninterest income:			
Service charges	2,703	2,826	2,888
Death benefit bank owned life insurance policy	—	316	760
Credit card fees	649	691	749
Gain on sale or impairment of securities available for sale	619	997	205
Loss on impairment of securities available for sale	—	—	(495)
Gain on sale of other real estate owned	132	—	—
Other income	603	557	938
Total noninterest income	4,706	5,387	5,045
Noninterest expense:			
Salaries and employee benefits	13,603	13,359	14,335
Loss on impairment of other real estate owned	957	2,396	218
Occupancy expense	2,036	2,084	2,081
Equipment expense	1,943	1,923	1,930
FDIC assessment	1,350	1,128	435
Other real estate owned expense	1,012	852	246
Professional fees	1,341	1,194	1,149
Telephone, postage, supplies	1,103	1,068	1,029
Advertising expense	411	439	686
Bankcard expense	589	633	697
Data processing expense	518	554	495
Surety insurance	274	253	250
Director expense	216	201	180
Other expense	1,652	1,501	1,615
Total noninterest expense	27,005	27,585	25,346
Earnings before provision for income taxes	4,892	12	4,574
Provision (benefit) for income taxes	1,227	(581)	611
Net earnings	3,665	593	3,963
Dividends and discount accretion on preferred stock	853	632	—
Net earnings (loss) available to common stockholders	$ 2,812	$ (39)	$ 3,963
Earnings (loss) per share data:			
Basic	$ 0.84	$ (0.01)	$ 1.17
Diluted	$ 0.84	$ (0.01)	$ 1.16
Weighted average shares outstanding:			
Basic	$ 3,341	$ 3,341	$ 3,393
Diluted	$ 3,341	$ 3,362	$ 3,416

FNB BANCORP AND SUBSIDIARY

Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Earnings

Years ended December 31, 2010, 2009 and 2008

(Dollar amounts in thousands)	Common stock		Preferred stock series A	Preferred stock series B	Retained earnings	Accumulated other comprehensive earnings	Comprehensive earnings	Total
	Shares	Amount						
Balance at December 31, 2007	2,965	$ 43,089	$ —	$ —	$ 23,039	$ 417		$ 66,545
Net earnings	—	—	—	—	3,963	—	$ 3,963	3,963
Other comprehensive earnings:								
Unrealized gain on securities, net of tax provision of $740	—	—	—	—	—	1,066	1,066	1,066
Gain on sale of securities reclassification adjustment net of tax				—	—	(121)	(121)	(121)
Total comprehensive earnings							$ 4,908	
Cash dividends of $0.15 per share, quarterly	—	—	—	—	(2,226)	—		(2,226)
Stock dividend of 5%	146	1,816	—	—	(1,816)	—		—
Stock-based compensation expense	—	171	—	—	—	—		171
Stock repurchased and retired	(92)	(1,464)	—	—	—	—		(1,464)
Stock options exercised, including tax benefit of $8	11	215	—	—	—	—		215
Balance at December 31, 2008	3,030	43,827	—	—	22,960	1,362		68,149
Preferred stock issued			11,360	640				12,000
Net earnings					593		$ 593	593
Other comprehensive earnings:								
Unrealized loss on securities, net of tax benefit of $42	—	—	—	—	—	(61)	(61)	(61)
Gain of sale of securities reclassification adjustment net of tax				—	—	(588)	(588)	(588)
Total comprehensive loss							$ (56)	
Dividends and accretion on preferred stock		—	174	(11)	(632)	—		(469)
Cash dividends of $0.15 per share		—	—	—	(462)	—		(462)
Cash dividends of $0.05 per share		—	—	—	(454)	—		(454)
Stock dividend of 5%	152	1,060	—	—	(1,060)	—		—
Stock-based compensation expense	—	157	—	—	—	—		157
Balance at December 31, 2009	3,182	45,044	11,534	629	20,945	713		78,865
Net earnings					3,665		$ 3,665	3,665
Other comprehensive earnings:								
Unrealized loss on securities, net of tax benefit of $77	—	—	—	—	—	(111)	(111)	(111)
Gain on sale of securities reclassification adjustment net of tax				—	—	(365)	(365)	(365)
Total comprehensive earnings							$ 3,189	
Dividends and accretion on preferred stock		—	213	(14)	(853)	—		(654)
Cash dividends of $0.05 per share			—	—	(646)	—		(646)
Stock dividend of 5%	159	1,351	—	—	(1,351)	—		—
Stock options exercised	—	2	—	—	—	—		2
Stock-based comp expense	—	168	—	—	—	—		168
Balance at December 31, 2010	3,341	$ 46,565	$ 11,747	$ 615	$ 21,760	$ 237		$ 80,924

See accompanying notes to consolidated financial statements.

FNB BANCORP AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2010, 2009 and 2008

(Dollar amounts in thousands)

	2010	2009	2008
Cash flows from operating activities:			
Net earnings	$ 3,665	$ 593	$ 3,963
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation, amortization and accretion	2,554	2,217	1,928
(Gain) loss on sale or impairment of securities available-for-sale	(619)	(997)	290
Gain on sale of other real estate owned	(132)	—	—
Loss on impairment of other real estate owned	957	4,227	616
Stock-based compensation expense	168	157	171
Provision for loan losses	1,854	4,596	3,045
Deferred taxes	468	(2,173)	(470)
(Decrease) increase in interest receivable and other assets	1,946	(2,738)	(1,465)
Increase (decrease) in accrued expenses and other liabilities	126	429	(2,385)
Net cash provided by operating activities	10,987	6,311	5,693
Cash flows from investing activities:			
Proceeds from matured/called securities available-for-sale	87,223	73,879	58,445
Purchases of securities available-for-sale	(117,468)	(72,613)	(62,253)
Proceeds from sale of other real estate owned	4,300	2,291	—
Investment in other real estate owned	(468)	—	—
Net decrease (increase) in loans	13,518	(8,846)	(14,970)
Proceeds from sales of bank premises, equipment, and leasehold improvements	11	—	15
Purchases of bank premises, equipment, and leasehold improvements	(3,260)	(307)	(956)
Net cash used in investing activities	(16,144)	(5,596)	(19,719)
Cash flows from financing activities:			
Net increase (decrease) in demand and savings deposits	31,399	112,571	(3,843)
Net (decrease) increase in time deposits	(1,923)	(14,517)	5,499
(Decrease) increase in FHLB advances	(25,000)	(61,100)	20,100
Net decrease in federal funds purchased	—	—	(5,595)
Cash dividends paid on common stock	(646)	(1,212)	(1,771)
Cash dividends paid of preferred stock series A and B	(654)	(469)	—
Issuance of preferred stock series A	—	11,360	—
Issuance of preferred stock series B	—	640	—
Exercise of stock options including tax benefit of $8 in 2008	2	—	215
Repurchases of common stock	—	—	(1,464)
Net cash provided by financing activities	3,178	47,273	13,141
Net (decrease) increase in cash and cash equivalents	(1,979)	47,988	(885)
Cash and cash equivalents at beginning of year	62,853	14,865	15,750
Cash and cash equivalents at end of year	$ 60,874	$ 62,853	$ 14,865
Additional cash flow information:			
Interest paid	$ 5,735	$ 9,517	$ 12,226
Income taxes paid	207	843	1,590
Non-cash investing and financing activities:			
Accrued dividends	167	159	4,141
Change in fair value of available-for-sale securities, net of tax effect	(476)	(649)	945
Loans transferred to other real estate owned	4,149	7,885	3,515
Deemed dividends on preferred stock	199	163	—

See accompanying notes to consolidated financial statements.

(1) The Company and Summary of Significant Accounting Policies

FNB Bancorp (the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company was incorporated under the laws of the State of California on February 28, 2001. The consolidated financial statements include the accounts of FNB Bancorp and its wholly-owned subsidiary, First National Bank of Northern California (the "Bank"). The Bank provides traditional banking services in San Mateo and San Francisco counties.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates. For the Bank, the significant accounting estimates are the allowance for loan losses, the valuation of goodwill, the valuation of the allowance for deferred tax assets and fair value determinations such as OREO and impaired loans. A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

(a) Basis of Presentation

The accounting and reporting policies of the Company and its wholly-owned subsidiary are in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods. The cash equivalents are readily convertible to known amounts of cash and present insignificant risk of changes in value due to original maturity dates of 90 days or less. Included in cash and cash equivalents are restricted balances at the Federal Reserve Bank which relate to a minimum cash reserve requirement of approximately $829,000 and $855,000 at December 31, 2010 and 2009, respectively.

(c) Investment Securities

Investment securities consist of U.S. Treasury securities, U.S. agency securities, obligations of states and political subdivisions, obligations of U.S. corporations, mortgage-backed securities and other securities. At the time of purchase of a security, the Company designates the security as held-to-maturity or available-for-sale, based on its investment objectives, operational needs, and intent to hold. The Company classifies securities as held to maturity only if and when it has the positive intent and ability to hold the security to maturity. The Company does not purchase securities with the intent to engage in trading activity. Held to maturity securities are recorded at amortized cost, adjusted for amortization of premiums or accretion of discounts. The Company did not have any investments in the held-to-maturity portfolio at December 31, 2010 or 2009.

Securities available-for-sale are recorded at fair value with unrealized holding gains or losses, net of the related tax effect, reported as a separate component of stockholders' equity until realized.

An impairment charge would also be recorded if the Company has the intent to sell a security that is currently in an unrealized loss position or where the Company may be required to sell a security that is currently in an unrealized loss position. A decline in the market value of any security available-for-sale or held-to-maturity below cost that is deemed other than temporary results in a charge to earnings and the corresponding establishment of a new cost basis for the security. Amortization of premiums and accretion of discounts on debt securities are included in interest income over the life of the related security held-to-maturity or available-for-sale using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Investments with fair values that are less than amortized cost are considered impaired. Impairment may result from either a decline in the financial condition of the issuing entity or, in the case of fixed interest rate investments, from rising interest rates. At each consolidated financial statement date, management assesses each investment to determine if impaired investments are temporarily impaired or if the impairment is other than temporary. This assessment includes a determination of whether the Company intends to sell the security, or if it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit losses. For debt securities that are considered other than temporarily impaired and that the Company does not intend to sell and will not be required to sell prior to recovery of the amortized cost basis, the amount of impairment is separated into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings and is calculated as the difference between the security's amortized cost basis and the present value of its expected future cash flows. The remaining difference between the security's fair value and the present value of the future expected cash flows is deemed to be due to factors that are not credit related and is recognized in other comprehensive income.

(d) Derivatives

All derivatives contracts are recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company did not hold any derivative contracts at December 31, 2010 or 2009.

(e) Loans

Loans are reported at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. For a loan that has been restructured, the contractual terms of the loan agreement refer to the contractual terms specified by the original loan agreement, not the contractual terms specified by the restructuring agreement. An impaired loan is measured based upon the present value of future cash flows discounted at the loan's effective rate, the loan's observable market price, or the fair value of collateral if the loan is collateral dependent. Interest on impaired loans is recognized on a cash basis. If the measurement of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by a charge to the allowance for loan losses. An unearned discount on installment loans is recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on the daily balance of the principal amount outstanding.

Loan fees net of certain direct costs of origination, which represent an adjustment to interest yield, are deferred and amortized over the contractual term of the loan using the interest method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest. Restructured loans are loans on which concessions in terms have been granted because of the borrowers' financial difficulties. Interest is generally accrued on such loans in accordance with the new terms, once the borrower has demonstrated a history of at least six months repayment. A loan is considered to be a troubled debt restructuring when the Bank, for economic or legal reasons related to the debtor's financial difficulties grants a concession to the debtor that makes it easier for the debtor to make their required loan payments. The concession may take the form of a temporary reduction in the interest rate or monthly payment amount due or may extend the maturity date of the loan. Other financial concessions may be agreed to as conditions warrant.

(f) ***Allowance for Loan Losses***

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged off against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable losses inherent in existing loans, standby letters of credit, overdrafts, and commitments to extend credit based on evaluations of collectibility and prior loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans and current and anticipated economic conditions that may affect the borrowers' ability to pay. While management uses these evaluations to determine the level of the allowance for loan losses, future provisions may be necessary based on changes in the factors used in the evaluations. Material estimates relating to the determination of the allowance for loan losses are particularly susceptible to significant change in the near term. Management believes that the allowance for loan losses is adequate as of December 31, 2010. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, and our borrowers' ability to pay. In addition, the banking regulators, as an integral part of its examination process, periodically review the Bank's allowance for loan losses. The banking regulators may require the Bank to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

(g) ***Premises and Equipment***

Premises and equipment are reported at cost less accumulated depreciation using the straight-line method over the estimated service lives of related assets ranging from 3 to 50 years. Leasehold improvements are amortized over the estimated lives of the respective leases or the service lives of the improvements, whichever is shorter.

(h) ***Other Real Estate Owned***

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of the carrying amount of the loan or fair value of the property at the date of foreclosure less selling costs. Subsequent to foreclosure, valuations are periodically performed, and any subsequent revisions in the estimate of fair value are reported as an adjustment to the carrying value of the real estate, provided the adjusted carrying amount does not exceed the original amount at foreclosure. Revenues and expenses from operations and changes in the valuation allowance are included in other operating expenses. The Company may make loans to facilitate the sale of foreclosed real estate. Gains and losses on financed sales are recorded in accordance with the appropriate accounting standard, taking into account the buyer's initial and continuing investment in the property, potential subordination and transfer of ownership.

(i) ***Goodwill and Other Intangible Assets***

Goodwill is recognized in a business acquisition transaction when the acquisition purchase price exceeds the fair market value of identified tangible and intangible assets and liabilities. Goodwill is subsequently evaluated for possible impairment at least annually. If impairment is determined to exist, it is recorded in the period it is identified. The Company evaluated goodwill at December 31, 2010, and found no impairment.

Other intangible assets consist of core deposit and customer intangible assets that are initially recorded at fair value and subsequently amortized over their estimated useful lives, usually no longer than a seven year period.

(j) ***Cash Dividends***

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from the Bank. The Bank's ability to pay cash dividends is also subject to restrictions imposed under the National Bank Act and regulations promulgated by the Office of the Comptroller of the Currency.

(k) ***Stock Dividend***

On November 19, 2010, the Company announced that its Board of Directors had declared a five percent (5%) stock dividend resulting in approximately 159,086 shares, payable at the rate of one share of Common Stock for every twenty (20) shares of Common Stock owned. The stock dividend was paid on December 20, 2010, to stockholders of record on December 3, 2010. The earnings per share data for all periods presented has been adjusted for stock dividends, except for the Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Earnings, which shows the historical rollforward of stock dividends declared.

(l) ***Income Taxes***

Deferred income taxes are determined using the asset and liability method. Under this method, the net deferred tax asset or liability is recognized for tax consequences of temporary differences by applying current tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. A valuation allowance is established through the provision for income taxes for any deferred tax assets where the utilization of the asset is in doubt. During 2010, the Company recorded an addition to the deferred tax asset valuation allowance of $254,000 for tax credit carryforwards from the Bank's investment in low income housing real estate partnerships, and since it is uncertain if the benefit will be eligible to offset future income tax liabilities. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company had unrecognized tax benefits of $415,000 and $375,000 as of December 31, 2010 and 2009, respectively. These unrecognized tax benefits are related to income tax uncertainties surrounding the Bank's Enterprise Zone net interest deduction. The Bank is currently being audited by the Franchise Tax Board for the years ended December 31, 2005 through 2008, and the outcome is uncertain.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2010 and 2009, the Company believes that any penalties and interest penalties that may exist are not material and the Company has not accrued for them.

(m) ***Earnings per Share***

Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding. Diluted earnings per share reflects potential dilution from outstanding stock options, using the treasury stock method. There were 363,241, 342,889, and 305,258 antidilutive shares in the years ended December 31, 2010, 2009 and 2008, respectively, which were not included in the calculation. Reconciliation of weighted average shares used in computing basic and diluted earnings (loss) per share is as follows:

(Number of shares in thousands)	2010	2009	2008
Weighted average common shares outstanding-used in computing basic earnings (loss) per share	3,341	3,341	3,393
Dilutive effect of stock options outstanding, using the treasury stock method	—	21	23
Shares used in computing diluted earnings (loss) per share	3,341	3,362	3,416

(n) ***Stock Option Plans***

Measurement of the cost of stock options granted is based on the grant-date fair value of each stock option granted using the Black-Scholes valuation model. The cost is then amortized to expense on a straight-line basis over each option's requisite service period. The amortized expense of the stock option's fair value has been included in salaries and employee benefits expense for the three years ended December 31, 2010, 2009 and 2008. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U. S. Treasury yield curve in effect at the time of the grant. The Company's stock has limited liquidity and limited trading activity. Volatility was calculated using historical price changes on a monthly basis over the expected life of the option.

(o) ***Fair Values of Financial Instruments***

The accounting standards provide for a fair value measurement framework that quantifies fair value estimates by the level of pricing precision. The degree of judgment utilized in measuring the fair value of assets generally correlates to the level of pricing precision. Financial instruments rarely traded or not quoted will generally have a higher degree of judgment utilized in measuring fair value. Pricing precision is impacted by a number of factors including the type of asset, the availability of the asset, the market demand for the asset, and other conditions that were considered at the time of the valuation.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

(p) ***Income Tax Credits***

At December 31, 2010, the Bank had a $2,026,000 investment in five partnerships, which own low-income affordable housing projects that generate tax benefits in the form of federal and state housing tax credits. As a limited partner investor in these partnerships, the Company receives tax benefits in the form of tax deductions from partnership operating losses and federal and state income tax credits. The federal and state income tax credits are earned over a 10-year period as a result of the investment properties meeting certain criteria and are subject to recapture for noncompliance with such criteria over a 15-year period. The expected benefit resulting from the low-income housing tax credits is recognized in the period for which the tax benefit is recognized in the Company's consolidated tax returns. These investments are accounted for using the historical cost method less depreciation and amortization and are recorded in other assets on the balance sheet. The Company recognizes tax credits as they are allocated and amortizes the initial cost of the investments over the period that tax credits are allocated to the Company.

There is no residual value for the investment at the end of the tax credit allocation period. Cash received from operations of the limited partnership or sale of the properties, if any, will be included in earnings when realized.

(q) ***Bank Owned Life Insurance***

The Company purchased insurance on the lives of certain executives. The policies accumulate asset values to meet future liabilities including the payment of employee benefits such as the deferred compensation plan. Increases in the cash surrender value are recorded as other noninterest income in the consolidated statements of earnings. The cash surrender value of bank owned life insurance is reflected in other assets on the consolidated balance sheets in the amount of

$9,195,000 and $8,866,000 at December 31, 2010 and 2009, respectively. During 2009 and 2008, the Company realized $316,000 and $760,000, respectively, in death benefits from a life insurance contract covering a former executive of the Company.

(r) ***Federal Home Loan Bank Borrowings***

The Bank maintains a collateralized line of credit with the Federal Home Loan Bank ("FHLB") of San Francisco. Under this line, the Bank may borrow on a short term or a long term (over one year) basis. FHLB advances are recorded and carried at their historical cost. FHLB advances are not transferable and may contain prepayment penalties. In addition to the collateral pledged, the Company is required to hold prescribed amounts of FHLB stock that vary with the usage of FHLB credits.

(s) ***Reclassifications***

Certain prior year information has been reclassified to conform to current year presentation. The reclassifications had no impact on consolidated net earnings or retained earnings.

(t) ***Recently Issued Accounting Pronouncements***

In January, 2010, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2010-06, to improve disclosure requirements related to "*Fair Value Measurements and Disclosures-Overall Subtopic (Subtopic 820-10)*" of the FASB Accounting Standards Codification, which was originally issued as FASB Statement No. 157, Fair Value Measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances and settlements in the rollforward activity in Level 3 fair value measurements. The new disclosures require separate disclosures regarding transfers in and out of Levels 1 and 2 fair value measurements, and to describe the reasons for the transfers. As to activity in Level 3, a reporting entity is required to present separate information about purchases, sales, issuances and settlements (on a gross basis rather than as one net number). This requires first quarter of 2010 implementation so that investments shown by class and changes or transfers in levels disclosed. The Company only measures investment securities owned at fair value. Impaired loans and other real estate owned are measured and recorded at the lower of historical cost or fair value. Our adoption of this standard update did not have an impact on our financial condition or results of operations.

In February 2010, the FASB issued ASU No. 2010-09, "*Subsequent Events (Topic 855)—Amendments to Certain Recognition and Disclosure Requirements.*" This ASU eliminates the requirement to disclose the date through which a Company has evaluated subsequent events and refines the scope of the disclosure requirements for reissued financial statements. This ASU is effective for the first quarter of 2010. This ASU did not have a material impact on the Company's consolidated financial statements, since it is not applicable to public companies.

In March, the FASB issued ASU No. 2010-11, "*Derivatives and Hedging (Topic 815)—Scope Exception Related to Embedded Credit Derivatives.*" The ASU eliminates the scope exception for bifurcation of embedded credit derivatives in interests in securitized financial assets, unless they are created solely by subordination of one financial instrument to another. The ASU is effective the first quarter beginning after June 15, 2010. The Company has evaluated the impact of adoption and the ASU did not have a material impact on the Company's consolidated financial statements.

In April, the FASB issued ASU No. 2010-18, "*Receivables (Topic 310)—Effect of a Loan Modification When the Loan Is Part of a Pool That is Accounted for as a Single Asset.*" This ASU clarifies that modifications of loans that are accounted for within a pool under Topic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. No additional disclosures are required with this ASU. The amendments in this ASU are effective for modifications of loans accounted for within pools under Topic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. The amendments are to be applied prospectively and early application is permitted. Upon initial adoption of the guidance in this ASU, an entity may make a onetime election to terminate accounting for loans as a pool under Topic 310-30. This election may be applied on a pool-by-pool basis and does not preclude an entity from applying pool accounting to subsequent acquisitions of loans with credit deterioration. The Company has evaluated the impact of adoption and the ASU did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. This update amends Topic 310 to improve the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The amendments in this update apply to all entities, both public and nonpublic. The amendments in this update affect all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost or fair value. For public entities, the disclosures required by this update as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. For nonpublic entities, the disclosures are effective for annual reporting periods ending on or after December 15, 2011. The amendments in this update encourage, but do not require, comparative disclosures for earlier reporting periods that ended before initial adoption. However, an entity should provide comparative disclosures for those reporting periods ending after initial adoption. As this ASU is disclosure-related only, the adoption of this ASU did not impact the Bank's financial condition or results of operations.

In December 2010, the FASB issued ASU No. 2010-28, *Intangibles-Goodwill and Other (Topic 350)-When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.* The amendments in this update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The amendments become effective for public entities for fiscal years beginning after December 15, 2010. Early adoption is not permitted. The Company does not have goodwill with a zero or negative carrying amount.

In December, 2010, the FASB issued ASU No. 2010-29, *Business Combinations (Topic 805).* The amendments in this Update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current yearhad occurred as of the beginning of the comparable prior annual reporting period.

In January, 2011, the FASB issued ASU No. 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.* The amendments in this Update temporarily delay the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. Currently, the guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

(2) Restricted Cash Balance

Cash and due from banks includes balances with the Federal Reserve Bank (the FRB). The Bank is required to maintain specified minimum average balances with the FRB, based primarily upon the Bank's deposit balances. As of December 31, 2010 and 2009, the Bank maintained deposits in excess of the FRB reserve requirement, which was $829,000.

(3) Securities Available-for-Sale

The amortized cost and carrying values of securities available-for-sale are as follows:

(Dollar amounts in thousands)	Amortized cost	Unrealized gains	Unrealized losses	Carrying value
December 31, 2010:				
U.S. Treasury securities	$ 12,440	$ 2	$ (97)	$ 12,345
Obligations of U.S. government agencies	45,941	488	(315)	46,114
Mortgage-backed securities	18,564	521	(17)	19,068
Obligations of states and political subdivisions	42,738	582	(864)	42,456
Corporate debt	6,105	109	(8)	6,206
	$ 125,788	$ 1,702	$ (1,301)	$ 126,189
December 31, 2009:				
Obligations of U.S. government agencies	$ 45,100	$ 274	$ (67)	$ 45,307
Mortgage-backed securities	22,185	238	(144)	22,279
Obligations of states and political subdivisions	24,998	887	(18)	25,867
Corporate debt	3,696	41	(2)	3,735
	$ 95,979	$ 1,440	$ (231)	$ 97,188

An analysis of gross unrealized losses within the available-for-sale investment securities portfolio as of December 31, 2010 and December 31, 2009 follows:

December 31, 2010: (Dollar amounts in thousands)	Total Fair Value	< 12 Months Unrealized Losses	Total Fair Value	12 Months or > Unrealized Losses	Total Fair Value	Total Unrealized Losses
U.S. Treasury securities	$ 11,341	$ (97)	$ —	$ —	$ 11,341	$ (97)
Obligations of U.S. government agencies	19,983	(315)	—	—	19,983	(315)
Mortgage-backed securities	1,864	(17)	—	—	1,864	(17)
Obligations of states and political subdivisions	22,639	(864)	—	—	22,639	(864)
Corporate debt	1,437	(8)	—	—	1,437	(8)
Total	$ 57,264	$ (1,301)	$ —	$ —	$ 57,264	$ (1,301)

December 31, 2009: (Dollar amounts in thousands)	Total Fair Value	< 12 Months Unrealized Losses	Total Fair Value	12 Months or > Unrealized Losses	Total Fair Value	Total Unrealized Losses
Obligations of U.S. Government agencies	$ 12,252	$ (67)	$ —	$ —	$ 12,252	$ (67)
Mortgage-backed securities	14,332	(144)	—	—	14,332	(144)
Obligations of states and political subdivisions	1,502	(7)	439	(11)	1,941	(18)
Corporate debt	1,058	(2)	—	—	1,058	(2)
Total	$ 29,144	$ (220)	$ 439	$ (11)	$ 29,583	$ (231)

At December 31, 2010, there were no securities in an unrealized loss position for greater than 12 consecutive months. Management periodically evaluates each security in an unrealized loss position to determine if the impairment is temporary or other-than-temporary. Management has determined that no investment security is other-than-temporarily impaired at December 31, 2010. The unrealized losses are due solely to interest rate changes, and the Company does not intend to sell nor expects it will be required to sell investment securities identified with impairments resulting from interest rate declines prior to the earliest of forecasted recovery or the maturity of the underlying investment security.

The amortized cost and carrying value of debt securities as of December 31, 2010, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollar amounts in thousands)	Amortized Cost	Carrying Value
Available-for-sale:		
Due in one year or less	$ 15,748	$ 16,008
Due after one through five years	62,027	62,446
Due after five years through ten years	15,598	15,569
Due after ten years	32,415	32,166
	$ 125,788	$ 126,189

At December 31, 2010 and 2009, securities with an amortized cost of $87,064,000 and $87,854,000, and fair value of $87,755,000 and $88,791,000, respectively, were pledged as collateral for public deposits and for other purposes required by law.

As of December 31, 2010 and 2009, the Bank had investments in Federal Reserve Bank stock classified as other assets in the accompanying balance sheets of $1,062,000. These investments in Federal Reserve Bank stock are carried at cost, and evaluated periodically for impairment. Federal home Loan Bank and Federal Reserve Bank stock can be redeemed at par by the governmrent agencies. These securities cannot be sold to other investors. Management reviews the financial statements, credit rating and other pertinent financial information of these entities in order to determine if other than temporary impairment has occurred. So long as there is sufficient evidence to support the ability of these entities to continue to redeem their stock, then management believes these securities are not impaired. As of December 31, 2010 and 2009, the Bank had investments in Federal Home Loan Bank stock classified as other assets in the accompanying balance sheets of $3,939,000 and $4,432,000, respectively. These investments in Federal Home Loan Bank stock are carried at cost, and periodically evaluated for impairment.

(4) Loans

Loans are summarized as follows at December 31:

(Dollar amounts in thousands)	2010	2009
Commercial real estate	$ 278,866	$ 273,981
Real estate construction	27,577	47,189
Real estate multi-family	42,584	57,875
Real estate 1 to 4 family	71,463	54,674
Commercial & industrial	61,493	67,977
Consumer loans	2,689	2,661
Gross loans	484,672	504,357
Net deferred loan fees	(320)	(179)
Allowance for loan losses	(9,524)	(9,829)
Net loans	$ 474,828	$ 494,349

The Bank had total impaired loans of $27,302,000 and $26,532,000 at December 31, 2010 and 2009, respectively. The allowance for loan losses related to the impaired loans was $1,469,000 and $2,875,000 as of December 31, 2010 and 2009, respectively. The amount of the recorded investment in impaired loans for which there is no related allowance is $8,949,000 and $11,918,000 as of December 31, 2010 and 2009. The average recorded investment in impaired loans during 2010, 2009 and 2008 was $24,481,000, $20,338,000 and $12,193,000, respectively.

Impaired Loans
For the Year Ended December 31, 2010

(Dollar amounts in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Income Recognized
With no related allowance recorded					
Commercial & industrial	$ 4,743	$ 4,841	$ —	$ 4,801	$ 74
Commercial real estate	4,206	4,206	—	4,323	131
Total	8,949	9,047	—	9,124	205
With an allowance recorded					
Commercial	$ 2,644	3,044	$ 527	$ 2,945	$ 31
Commercial real estate construction	8,931	8,931	368	5,560	303
Commercial real estate	3,474	3,474	364	3,505	171
Residential- 1 to 4 family	3,304	3,349	210	3,347	100
Total	18,353	18,798	1,469	15,357	605
Total					
Commercial & industrial	$ 7,387	$ 7,885	$ 527	$ 7,746	$ 105
Commercial real estate construction	8,931	8,931	368	5,560	303
Commercial real estate	7,680	7,680	364	7,828	302
Residential - 1 to 4 family	3,304	3,349	210	3,347	100
Grand total	$ 27,302	$ 27,845	$ 1,469	$ 24,481	$ 810

Nonaccrual loans totaled $16,712,000 and $25,592,000 as of December 31, 2010 and 2009. The single largest nonaccrual loan that was added in 2009 was for a multifamily residential loan that totaled $8,718,000 as of December 31, 2009. Subsequent to December 31, 2009, Bank management and the borrower have agreed to the following: the borrower made a substantial loan repayment, the Bank agreed to waive a significant amount of nonaccrual interest related to this loan, and a loan modification arrangement was entered whereby the borrower agreed to make payments according to the modified loan terms in 2010 that were based on prevailing market rates at that time. If the borrower performs under the modified loan terms, this credit will be returned to accrual status. The difference between impaired loans and nonaccrual loans represents loans that are restructured, are performing under modified agreements, and interest is accrued.

The carrying amounts of loans include $16,712,000 and $25,592,000 of nonaccrual loans (loans that are not accruing interest) at December 31, 2010 and 2009, respectively.

The following aggregate information is provided at December 31, about the contractual provisions of these loans:

(Dollars amounts in thousands)	2010	2009
Aggregate carrying amount	$ 16,712	$ 25,592
Effective rate	5.99%	6.07%
Average term to maturity	94 months	63 months

FNB BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Loans on Nonaccrual Status
As of December 31,

(Dollar amounts in thousands)	2010
Commercial & industrial	$ 5,415
Real estate - construction	3,518
Commercial real estate	6,662
Real estate 1 to 4 family	1,117
Total	$ 16,712

Interest income on impaired loans of $810,000, $467,000 and $64,000 was recognized for cash payments received in 2010, 2009, and 2008, respectively. The amount of interest on impaired loans not collected in 2010, 2009 and 2008, was $290,000, $759,000 and $692,000, respectively. The cumulative amount of unpaid interest on impaired loans was $1,095,000, $806,000 and $1,022,000 at December 31, 2010, 2009 and 2008, respectively. During 2010, Bank management was able to come to agreement regarding the restructure of 13 loans with borrowers that were having difficulties making their loan payments. Total loan principal of troubled debt restructurings during 2010 was $19,409,000, of which $2,416,000 was commercial loans, $2,621,000 was residential loans, $4,598,000 was commercial real estate loans, and $9,774,000 was multi-family real estate loans. The troubled debt restructurings were made at current market rates, with loan terms that allow the borrowers to make interest-only payments, reduced principal reductions, or other modifications that helped these borrowers reduce their loan payments.

Modifications
As of December 31, 2010

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings			
Commercial & industrial	3	$ 2,416	$ 2,416
Real estate 1 to 4 family	4	2,621	2,621
Commercial real estate	4	4,598	4,598
Real estate multi family	2	9,774	9,774
Total	13	19,409	19,409

Age Analysis of Past Due Loans
As of December 31, 2010

(Dollar amounts in thousands)

	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
Commercial & industrial	$ 1,216	$ 250	$ 1,251	$ 2,717	$ 58,776	$ 61,493	$ —
Commercial real estate	4,138	1,705	6,051	11,894	309,556	321,450	—
Real estate construction	—	—	1,556	1,556	26,021	27,577	—
Real estate 1 to 4 family	2,830	99	70	2,999	68,464	71,463	—
Consumer loans	2	—	—	2	2,687	2,689	—
Total	$ 8,186	$ 2,054	$ 8,928	$ 19,168	$ 465,504	$ 484,672	$ —

Credit Quality Indicators
As of December 31, 2010

(Dollar amounts in thousands)

	Pass	Special mention	Substandard	Doubtful	Pooled loans	Total loans
Commercial & industrial	$ 53,915	$ 175	$ 6,327	$ 265	$ 811	$ 61,493
Real estate construction	15,464	—	12,113	—	—	27,577
Commercial real estate	304,151	3,913	12,668	—	718	321,450
Real estate 1 to 4 family	66,460	—	4,734	269	—	71,463
Consumer loans	2,689	—	—	—	—	2,689
Totals	$ 439,990	$ 4,088	$ 35,842	$ 534	$ 1,529	$ 484,672

Risk rating system

Loans to borrowers graded as pass or pooled loans represent loans to borrowers of acceptable or better credit quality. They demonstrate sound financial positions, repayment capacity and credit history. They have an identifiable and stable source of repayment.

Special mention loans have potential weaknesses that deserve management's attention. If left uncorrected these potential weaknesses may result in a deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date. These assets are "not adversely classified" and do not expose the Bank to sufficient risk to warrant adverse classification.

Substandard loans are inadequately protected by current sound net worth, paying capacity of the borrower, or pledged collateral. Loans are normally classified as Substandard when there are unsatisfactory characteristics causing more than acceptable levels of risk. A substandard loan normally has one or more well-defined weakness that could jeopardize the repayment of the debt. For example, a) cash flow deficiency, which may jeopardize future payments; b) sale of non-collateral assets has become primary source of repayment; c) the borrower is bankrupt; or d) for any other reason, future repayment is dependent on court action.

Doubtful loans represent credits with weakness inherent in the Substandard classification and where collection or liquidation in full is highly questionable. To be classified Doubtful, there must be specific pending factors which prevent the Loan Review Officer from determining the amount of loss contained in the credit. When the amount of loss can be reasonably estimated, that amount is classified as "loss" and the remainder is classified as Substandard.

Commercial Real Estate Loans

Our commercial real estate loans are made primarily to investors or small businesses where our primary source of repayment is from cash flows generated by the properties, either through rent collection or business profits. The borrower's promissory notes are secured with recorded liens on the underlying property. The borrowers would normally also be required to personally guarantee repayment of the loan. The bank uses conservative underwriting standards in reviewing applications for credit. Generally, our borrowers have multiple sources of income, so if cash flow generated from the property declines, at least in the short term, the borrowers can normally cover these short term cash flow deficiencies from their available cash reserves. Risk of loss to the Bank is increased when there are cash flow decreases sufficiently large and for such a prolonged period of time that loan payments can no longer be made by the borrowers.

Our real estate construction loans are generally made to borrowers who are rehabilitating a building, converting a building use from one type of use to another, or developing land and building residential or commercial structures for sale or lease. The borrower's promissory notes are secured with recorded liens on the underlying property. The borrowers would normally also be required to personally guarantee repayment of the loan. The bank uses conservative underwriting standards in reviewing applications for credit. Generally, our borrowers have sufficient resources to make the required construction loan payments during the construction and absorption or lease-up period. After construction is complete, the loans are normally paid off from proceeds from the sale of the building or through a refinance to a commercial real estate loan. Risk of loss to the Bank is increased when there are material construction cost overruns, significant delays in the time to complete the project and/or there has been a material drop in the value of the projects in the marketplace since the inception of the loan.

Commercial and Industrial Loans

Our commercial and industrial loans are generally made to small businesses to provide them with at least some of the working capital necessary to fund their daily business operations. These loans are generally either unsecured or secured by fixed assets, accounts receivable and/or inventory. The borrowers would normally also be required to personally guarantee repayment of the loan. The Bank uses conservative underwriting standards in reviewing applications for credit. Risk of loss to the Bank is increased when our small business customers experience a significant business downturn, incur significant financial losses, or file for relief from creditors through bankruptcy proceedings.

Residential Real Estate Loans

Our residential real estate loans are generally made to borrowers who are buying or refinancing their primary personal residence or a rental property of 1-4 singe family residential units. The Bank uses conservative underwriting standards in reviewing applications for credit. Risk of loss to the Bank is increased when borrowers loose their primary source of income and/or property values decline significantly.

Consumer and installment Loans

Our consumer and installment loans generally consist of personal loans, credit card loans, automobile loans or other loans secured by personal property. The Bank uses conservative underwriting standards in reviewing applications for credit. Risk of loss to the Bank is increased when borrowers loose their primary source of income, or file for relief from creditors through bankruptcy proceedings.

(5) Allowance for Loan Losses

Changes in the allowance for loan losses are summarized as follows for the years ended December 31:

(Dollar amounts in thousands)	2010	2009	2008
Balance, beginning of year	$ 9,829	$ 7,075	$ 5,638
Loans charged off:			
Commercial real estate	(69)	—	—
Real estate construction	(1,003)	(398)	(444)
Real estate multi family	(88)	—	—
Real estate 1 to 4 family	(217)	(1,073)	(49)
Commercial & industrial	(812)	(390)	(1,284)
Consumer loans	(33)	(60)	(11)
Total charged off	(2,222)	(1,921)	(1,788)
Recoveries:			
Commercial real estate			
Real estate construction	36	36	36
Real estate 1 to 4 family	14	25	—
Commercial & industrial	6	18	144
Consumer loans	7	—	—
Total recoveries	63	79	180
Net loans charged off	(2,159)	(1,842)	(1,608)
Provision for loan losses	1,854	4,596	3,045
Balance, end of year	$ 9,524	$ 9,829	$ 7,075

FNB BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Allowance for Credit Losses and Recorded Investment in Loans
For the Year Ended December 31, 2010

(Dollar amounts in thousands)

	Commercial & industrial	Commercial Real Estate	Real estate Construction	Real estate 1 to 4 family	Consumer	Total
Allowance for credit losses						
Beginning balance	$ 809	$ 5,177	$ 3,110	$ 704	$ 29	$ 9,829
Charge-offs	(881)	(1,091)	0	(217)	(33)	(2,222)
Recoveries	6	36	0	14	7	63
Provision	2,168	(19)	(1,111)	732	84	1,854
Ending balance	$ 2,102	$ 4,103	$ 1,999	$ 1,233	$ 87	9,524
Ending balance: individually evaluated for impairment	$ 527	$ 364	$ 368	$ 210	$ 0	1,469
Ending balance: collectively evaluated for impairment	$ 1,575	$ 3,739	$ 1,631	$ 1,023	$ 87	8,055
Loans: Ending balance	$ 61,493	$ 321,450	$ 27,577	$ 71,463	$ 2,689	484,672
Ending balance: individually evaluated for impairment	$ 7,117	$ 7,950	$ 8,931	$ 3,304	$ 0	27,302
Ending balance: collectively evaluated for impairment	$ 54,376	$ 313,500	$ 68,159	$ 18,646	$ 2,689	457,370

(6) Foreclosed Assets

A summary of the activity in the balance of foreclosed assets follows (in thousands):

	Year ended December 31, 2011	Year ended December 31, 2010
Beginning balance, net	$ 7,320	$ 3,557
Additions/transfers from loans	4,617	7,885
Disposition/sales	(4,933)	(2,291)
Valuation adjustments	(324)	(1,831)
Ending balance, net	$ 6,680	$ 7,320
Ending valuation allowance	(2,155)	—
Ending number of foreclosed assets	5	5
Proceeds from sale of foreclosed assets	$ 4,432	$ 2,049
Gain (loss) on sale of foreclosed assets	$ 132	$ (10)

(7) Related Party Transactions

In the ordinary course of business, the Bank made loans and advances under lines of credit to directors, officers, and their related interests. The Bank's policies require that all such loans be made at substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk or unfavorable features. The following summarizes activities of loans to such parties at December 31:

(Dollar amounts in thousands)	2010	2009
Balance, beginning of year	$ 16,536	$ 15,530
Additions	6,769	11,628
Repayments	12,182	10,622
Balance, end of year	$ 11,123	$ 16,536

	2010	2009
Related party deposits	$ 1,839	$ 1,658

(8) Bank Premises, Equipment, and Leasehold Improvements

Bank premises, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization, and are summarized as follows at December 31:

(Dollar amounts in thousands)	**2010**	**2009**
Buildings	$ 10,242	$ 9,134
Equipment	9,329	8,854
Leasehold improvements	1,328	1,152
	20,899	19,140
Accumulated depreciation and amortization	(12,692)	(11,784)
	8,207	7,356
Land	5,328	4,428
	$ 13,535	$ 11,784

Depreciation and amortization expense for the years ended December 31, 2010, 2009, and 2008 was $1,509,000, $1,554,000 and $1,597,000, respectively.

(9) Deposits

The aggregate amount of jumbo time certificates, each with a minimum denomination of $100,000 or more, was $82,364,000 and $79,662,000 at December 31, 2010 and 2009, respectively.

At December 31, 2010, the scheduled maturities of all time certificates of deposit are as follows:

(Dollar amounts in thousands)

Year ending December 31:	
2011	$ 103,365
2012	8,877
2013	13,158
	$ 125,400

(10) Federal Home Loan Bank Advances

As of December 31, 2010, there were no Federal Home Loan Bank ("FHLB") advances. As of December 31, 2009, FHLB advances consisted of $20,000,000 in short-term advances due in one year or less, and $5,000,000 in long-term advances due in more than one year. The interest rate on total advances ranged from 1.84% to 4.62% at year end December 31, 2009. Average FHLB advances were $11,575,000 and $49,857,000 in 2010 and 2009, respectively. Weighted average rates were 3.20% and 3.88% in 2010 and 2009, respectively. Including prepayment penalties in 2010, the weighted average rate was 4.76%. The maximum amount borrowed during 2010 and 2009 was $25,000,000 and $86,100,000, respectively.

At December 31, 2010, the Bank had a maximum borrowing capacity under Federal Home Loan Bank advances of $162,515,000, of which the entire amount was available. The Federal Home Loan Bank advances are secured by a blanket collateral agreement pledge of FHLB stock and certain other qualifying collateral, such as commercial and mortgage loans.

(11) Commitments and Contingencies

Operating Lease Commitments

The Bank leases a portion of its facilities and equipment under noncancelable operating leases expiring at various dates through 2019. Some of these leases provide that the Bank pay taxes, maintenance, insurance, and other occupancy expenses applicable to leased premises. Generally, the leases provide for renewal for various periods at stipulated rates.

The minimum rental commitments under the operating leases as of December 31, 2010 are as follows:

(Dollars in thousands)

Year ending December 31:		
2011	$	549
2012		551
2013		363
2014		169
2015		137
Thereafter		537
	$	2,306

Total rent expense for operating leases was $641,000, $669,000 and $630,000, in 2010, 2009, and 2008, respectively.

Legal Commitments

The Bank is engaged in various lawsuits either as plaintiff or defendant in the ordinary course of business and, in the opinion of management, based upon the advice of counsel, the ultimate outcome of these lawsuits does not expect to have a material effect on the Bank's financial condition or results of operations.

(12) Salary Deferral Plan

The Bank maintains a salary deferral 401(k) plan covering substantially all employees, known as the FNB Bancorp Savings Plan (the "Plan"). The Plan allows employees to make contributions to the Plan up to a maximum allowed by law, and the Bank's contribution is discretionary. Beginning in 2008, the Board approved a safe harbor election related to the Plan which requires the Company to contribute 3% of qualifying employees wages as a profit sharing contribution. The Bank's contribution to the Plan for the years ended December 31, 2010, 2009, and 2008 was $294,000, $310,000 and $400,000, respectively.

(13) Salary Continuation and Deferred Compensation Plans

The Bank maintains a Salary Continuation Plan for certain Bank officers. Officers participating in the Salary Continuation Plan are entitled to receive a monthly payment for a period of fifteen to twenty years upon retirement. The Company accrues such post-retirement benefits over the individual's employment period. The Salary Continuation Plan expense for the years ended December 31, 2010, 2009, and 2008 was $212,000, $197,000 and $238,000, respectively. Accrued compensation payable under the salary continuation plan totaled $1,698,000 and $1,616,000 at December 31, 2010 and 2009, respectively. The Deferred Compensation Plan allows eligible officers to defer annually their compensation up to a maximum 80% of their base salary and 100% of their cash bonus. The officers are entitled to receive distribution upon reaching a specified age, passage of at least five years or termination of employment. As of December 31, 2010 and 2009, the related liability included in accrued expenses and other liabilities was $644,000 and $711,000, respectively.

(14) Preferred Stock

Preferred Stock was issued to the U. S. Treasury as part of the Treasury's Capital Purchase Program. The Preferred Stock consists of two issues, Series A and Series B. The Series A and Series B Preferred Stock are both carried at liquidation value less discounts received plus premiums paid that are amortized over the expected timeframe that the Preferred Shares will be outstanding using the level yield method. The Series A and Series B Preferred Stock must be redeemed after ten years. The Series A Preferred Stock carries a dividend yield of 5% for the first five years. Beginning in year six, the dividend increases to 9% and continues at this rate until repaid. The Series B Preferred Stock pays a 9% dividend until repaid. Allocation of proceeds between the two issues was done in such a manner that the blended level yield of both issues would be 6.83% to the expected repayment date, which is currently anticipated to be three years from the date of issue. Operating restrictions related to the preferred stock are documented on the U. S. Department of the Treasury's website and include restrictions on dividend payments and executive compensation, the establishment of the requirement that the Preferred Stock be repaid first with the proceeds from any future capital offering before any other use of the proceeds is allowed, establishment of additional reporting requirements related to lending activity of the Bank during the time the Preferred Stock is outstanding, and the execution of documents that allow the U. S. Department of the Treasury to add or change the conditions related to the issuance of the Preferred Stock unilaterally, at their discretion. In addition, beginning in the second quarter of 2010, the Company must obtain regulatory approval from the Office of the Comptroller of the Currency before TARP dividends can be paid. As of December 31, 2010, all dividend payments on our Preferred Stock have been paid in accordance with the Treasury's Capital Purchase Program.

(15) Income Taxes

The provision (benefit) for income taxes for the years ended December 31, consists of the following:

(Dollar amounts in thousands)	2010	2009	2008
Current:			
Federal	$ 605	$ 828	$ 750
State	153	764	331
	$ 758	$ 1,592	$ 1,081
Deferred:			
Federal	$ 314	$ (1,775)	$ (352)
State	155	(398)	(118)
	469	(2,173)	(470)
	$ 1,227	$ (581)	$ 611

The reason for the differences between the statutory federal income tax rate and the effective tax rates for the years ending December 31, are summarized as follows:

	2010	2009	2008
Statutory rates	34.0%	34.0%	34.0%
Increase (decrease) resulting from:			
Tax exempt Income for federal purposes	(10.5%)	(5,201.1%)	(19.1%)
State taxes on income, net of federal benefit	4.2%	2,051.1%	3.3%
Benefits from low income housing credits	(4.1%)	(1,505.8%)	(2.7%)
Other, net	1.5%	(309.6%)	(2.2%)
Effective tax rate	25.1%	(4,931.4%)	13.3%

The tax effect of temporary differences giving rise to the Bank's net deferred tax asset are as follows:

(Dollar amounts in thousands)	December 31, 2010	December 31, 2009
Deferred tax assets		
Allowance for loan losses	$ 4,260	$ 4,397
Accrued salaries and officers compensation	1,186	1,341
Capitalized interest on buildings	18	20
Expenses accrued on books, not yet deductible in tax return	1,688	1,745
Depreciation	763	565
Net operating loss carryforward	568	727
Tax credit carryforwards	886	632
	9,369	9,427
Less: deferred tax asset valuation allowance	(886)	(632)
	8,483	8,795
Deferred tax liabilities		
Unrealized appreciation on available-for-sale securities	$ 165	$ 497
State income taxes	625	507
Core deposit intangible	131	185
Expenses and credits deducted on tax return, not on books	98	5
Total deferred tax liabilities	1,019	1,194
Net deferred tax asset (included in other assets)	$ 7,464	$ 7,601

Management believes that it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income, with the exception of a portion of low income housing credit carryforwards. The Bank has federal net operating loss carryforwards resulting from the acquisition of Sequoia National Bank which expire in various tax years ending on December 31, 2013 through December 31, 2020, totaling $1,670,000 as of December 31, 2010. These losses are limited to approximately $468,000 per year under IRS regulations. All operating loss carryforwards are expected to be utilized prior to their expiration.

In assessing the Company's ability to realize the tax benefits of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the recorded benefits of these deductible differences, with the possible exception of our low income housing tax credit carryforwards. The Company owns investments in low income housing tax credit ("LIHTC") that had a book value of $2,026,000 as of December 31, 2010. LIHTC investments are expected to have a fifteen year life and no residual value. The LIHTC investments are expected to generate operating losses of $2,026,000 and federal tax credits of $764,000 over the next eight years. These tax benefits have value to the Company only to the extent that they offset income taxes created from otherwise taxable earnings generated by the Company. In the opinion of management, a valuation allowance of $886,000 and $632,000 was necessary as of December 31, 2010 and 2009, respectively. The valuation allowance is equivalent to 100% of the low income housing credit carryforwards that existed as of December 31, 2010 and 2009.

(16) Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit in the form of loans or through standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss is represented by the contractual amount of those instruments and is usually limited to amounts funded or drawn. The contract or notional amounts of these agreements, which are not included in the balance sheets, are an indicator of the Bank's credit exposure. Commitments to extend credit generally carry variable interest rates and are subject to the same credit standards used in the lending process for on-balance-sheet instruments. Additionally, the Bank periodically reassesses the customer's creditworthiness through ongoing credit reviews. The Bank generally requires collateral or other security to support commitments to extend credit. The following table provides summary information on financial instruments whose contract amounts represent credit risk as of December 31:

(Dollars amounts in thousands)	December 31	
	2010	**2009**
Financial instruments whose contract amounts represent credit risk:		
Undisbursed loan commitments	$ 46,156	$ 26,064
Lines of credit	43,646	57,832
Mastercard/Visa lines	4,214	4,260
Standby letters of credit	2,067	2,092
	$ 96,083	$ 90,248

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis, following normal lending policies. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial and residential properties. Equity reserves and unused credit card lines are additional commitments to extend credit. Many of these customers are not expected to draw down their total lines of credit, and therefore, the total contract amount of these lines does not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank issues both financial and performance standby letters of credit. The financial standby letters of credit are primarily to guarantee payment to third parties. As of December 31, 2010, there were $1,980,000 issued in financial standby letters of credit. The performance standby letters of credit are typically issued to municipalities as specific performance bonds. As of December 31, 2010 there were $87,000 issued in performance standby letters of credit. The terms of the guarantees will expire in 2011. The Bank has experienced no draws on these letters of credit, and does not expect to in the future. However, should a triggering event occur, the Bank either has collateral in excess of the letters of credit or embedded agreements of recourse from the customer.

The following tables present information about the Company's assets and liabilities measured at fair value as of December 31, 2010 and 2009, and indicates the fair value techniques used by the Company to determine such fair value.

(Dollar amounts in thousands)		**Fair Value Measurements at December 31, 2010, Using**		
Description	**Fair Value 12/31/2010**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Available-for-sale securities:				
U. S. Treasury securities	$ 12,345	$ 12,345	$ —	$ —
Obligations of U.S. Government agencies	46,114	—	46,114	—
Mortgage-backed securities	19,068	—	19,068	
Obligations of states and political subdivisions	42,456	—	42,456	—
Corporate debt	6,206	—	6,206	—
Total assets measured at fair value	$ 126,189	$ 12,345	$ 113,844	$ —

(Dollar amounts in thousands)		**Fair Value Measurements at December 31, 2009, Using**		
Description	**Fair Value 12/31/2009**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Available-for-sale securities:				
Obligations of U.S. government agencies	$ 45,307	$ —	$ 45,307	$ —
Mortgage-backed securities	22,279	—	22,279	—
Obligations of states and political subdivisions	25,867	—	25,867	—
Corporate debt	3,735	—	3,735	—
Total assets measured at fair value	$ 97,188	$ —	$ 97,188	$ —

Fair values established for available-for-sale investment securities are based on estimates of fair values quoted for similar types of securities with similar maturities, risk and yield characteristics.

The following table presents the recorded amount of assets measured at fair value on a non-recurring basis:

(Dollar amounts in thousands)

		Fair Value Measurements at December 31, 2010, Using			
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
Impaired loans	$ 10,471	$ —	$ —	$ 10,471	$ (1,069)
Other real estate owned	6,680	—	—	6,680	552
Total impaired assets measured at fair value	$ 17,151	$ —	$ —	$ 17,151	$ (517)

(Dollar amounts in thousands)

		Fair Value Measurements at December 31, 2009, Using			
Description	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
Impaired loans	$ 23,743	$ —	$ —	$ 23,743	$ 2,875
Other real estate owned	7,320	—	—	7,320	1,831
Total impaired assets measured at fair value	$ 31,063	$ —	$ —	$ 31,063	$ 4,706

The Bank does not record loans at fair value. However, from time to time, if a loan is considered impaired, and a specific allowance for loan losses is established, loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement, are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with the Financial Accounting Standards Board Accounting Standards Codification Section 820. In accordance with this guidance, impaired loans that have a specific allowance established based on the fair value of collateral require classification in the fair value hierarchy. If the fair value of the collateral is based on an observable market price, the Bank records the impaired loans as nonrecurring Level 3. When management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Bank records the fair value of the impaired loans using nonrecurring Level 3 valuation inputs.

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

Cash and Cash Equivalents.

The carrying amounts reported in the balance sheet for cash and short-term instruments are a reasonable estimate of fair value, which will approximate their historical cost.

Securities Available-for-Sale.

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Federal Home Loan Bank and Federal Reserve Bank stock.

Federal Home Loan Bank and Federal Reserve Bank stock can only be issued and redeemed at par by these entities. These securities cannot be sold in open market transactions. They are valued at cost.

Loans Receivable.

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. For fixed rate loans, fair values are based on discounted cash flows, credit risk factors, and liquidity factors.

Bank Owned Life Insurance.

The fair value of bank owned life insurance is the cash surrender value of the policies, net of expenses.

Deposit liabilities.

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at reporting date (i.e., their carrying amounts). The fair values for fixed-rate certificates of deposit are based on discounted cash flows.

Federal Home Loan Bank Advances.

The fair values of Federal Home Loan Bank Advances were based on discounted cash flows.

Undisbursed loan commitments, lines of credit, Mastercard line and standby letters of credit.

The fair value of these off-balance sheet items are based on discounted cash flows of expected fundings.

The following table provides summary information on the estimated fair value of financial instruments at December 31, 2010:

(Dollar amounts in thousands)	Carrying amount	Fair value
Financial assets:		
Cash and cash equivalents	$ 60,874	$ 60,874
Securities available for sale	126,189	126,189
Loans, net	474,828	466,007
Bank owned life insurance	9,195	9,195
Federal Home Loan Bank stock	3,939	3,939
Federal Reserve Bank stock	1,062	1,062
Financial liabilities:		
Deposits	628,440	628,983
Off-balance-sheet liabilities:		
Undisbursed loan commitments, lines of credit, Mastercard line and standby letters of credit	0	3,603

The following table provides summary information on the estimated fair value of financial instruments at December 31, 2009:

(Dollar amounts in thousands)	Carrying amount	Fair value
Financial assets:		
Cash and cash equivalents	$ 62,853	$ 62,853
Securities available for sale	97,188	97,188
Loans, gross, net	494,349	515,553
Bank owned life insurance	8,866	8,866
Federal Home Loan Bank stock	4,432	4,432
Federal Reserve Bank stock	1,062	1,062
Financial liabilities:		
Deposits	598,964	599,619
Federal Home Loan Bank advances	25,000	25,295
Off-balance-sheet liabilities:		
Undisbursed loan commitments, lines of credit, Mastercard line and standby letters of credit	—	3,384

(17) Significant Group Concentrations of Credit Risk

Most of the Bank's business activity is with customers located within San Mateo and San Francisco counties. Generally, loans are secured by assets of the borrowers. Loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Bank does not have significant concentrations of loans to any one industry, but does have loan concentrations in commercial real estate loans that are considered high by regulatory standards. The Bank has mitigated this concentration to a large extent by utilizing underwriting standards that are more conservative than regulatory guidelines, and performing stress testing on this segment of the portfolio to insure that the commercial real estate loan portfolio will perform within management expectations given an additional downturn in commercial lease rates and commercial real estate valuations. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

(18) Regulatory matters

The Company, as a bank holding company, is subject to regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off balance-sheet items as calculated under regulatory accounting practices.

The capital amounts and classification are also subject to qualitative judgments by the regulators about asset groupings, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2010, that the Company and the Bank have met all regulatory capital requirements.

As of December 31, 2010, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's categories.

As of December 31, 2010, the Bank was also in compliance with an Individual Mandatory Capital Requirement imposed by the OCC on the Bank, which requires the Bank to maintain capital ratios of at least 9% Tier 1 Capital Ratio and a 12% Risk-based Capital Ratio.

The consolidated actual capital amounts and ratios of the Company and the Bank are also presented in the following table:

(Dollar amounts in thousands)	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2010:						
Total risk-based capital (to risk weighted assets)						
Consolidated Company	$ 82,797	14.93%	44,365 ≥	8.00%	55,483 ≥	n/a
Bank	$ 82,392	14.85%	44,386 ≥	8.00%	55,483 ≥	10.00%
Tier 1 capital (to risk weighted assets)						
Consolidated Company	$ 75,830	13.67%	22,189 ≥	4.00%	33,276 ≥	n/a
Bank	$ 75,425	13.60%	22,070 ≥	4.00%	33,276 ≥	6.00%
Tier 1 leverage capital (to total average assets)						
Consolidated Company	$ 75,830	10.52%	28,833 ≥	4.00%	36,054 ≥	n/a
Bank	$ 75,425	10.46%	28,843 ≥	4.00%	36,054 ≥	5.00%

(Dollar amounts in thousands)	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2009:						
Total risk-based capital (to risk weighted assets)						
Consolidated Company	$ 83,206	14.29%	46,581 ≥	8.00%	58,228 ≥	n/a
Bank	$ 82,917	14.24%	46,583 ≥	8.00%	58,228 ≥	10.00%
Tier 1 capital (to risk weighted assets)						
Consolidated Company	$ 75,897	13.04%	23,281 ≥	4.00%	34,923 ≥	n/a
Bank	$ 75,608	12.99%	23,282 ≥	4.00%	34,923 ≥	6.00%
Tier 1 leverage capital (to total average assets)						
Consolidated Company	$ 75,897	10.77%	28,188 ≥	4.00%	35,232 ≥	n/a
Bank	$ 75,608	10.73%	28,186 ≥	4.00%	35,232 ≥	5.00%

(19) Stock Option Plans

In 1997, the Board of Directors of the Bank adopted the First National Bank of Northern California 1997 stock option plan approved by the shareholders of First National Bank at the 1997 Annual Meeting on October 15, 1997. Pursuant to the holding company reorganization effective March 15, 2002, the Bank stock option plan became the FNB Bancorp stock option Plan. In 2002, the Company adopted an incentive employee stock option plan known as the 2002 FNB Bancorp plan. In 2008, the Company adopted an incentive employee stock option plan known as the 2008 FNB Bancorp stock option plan. The plans allow the Company as of December 31, 2010 to grant options to employees covering 331,672 shares.

Incentive stock options currently outstanding become exercisable in one to five years from the grant date, based on a vesting schedule of 20% per year and expire 10 years after the grant date. Nonqualified options to directors become vested on the date of grant. The options exercise price is the fair value of the per share price of the underlying stock options at the grant date.

The amount of compensation expense for options recorded in the years ended December 31, 2010, December 31, 2009, and December 31 2008 was $168,000, $157,000 and $171,000, respectively. The income tax benefit related to stock option exercises was $0 for 2010, $0 for 2009 and $8,000 for 2008.

The amount of total unrecognized compensation expense related to non-vested options at December 31, 2010 was $423,000, and the weighted average period it will be amortized over is 2.1 years.

The assumptions for options granted in 2009 were as follows: dividend yield of 2.68% for the year; risk-free interest rate of 3.20%; expected volatility of 60.59%; expected life of 8.8 years. This resulted in a weighted average fair value of $3.77 per share. The assumptions for grants in 2008 were as follows: dividend yield of 4.86% for the year; risk-free interest rate of 3.51%; expected volatility of 50.92%; and expected life of 8.8 years. This resulted in a weighted average fair value of $4.22 per share.

A summary of option activity under the 2008 FNB Bancorp Plan as of December 31, 2010 and changes during the year then ended is presented below.

2008 FNB Bancorp Plan

Options	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (000)
Outstanding at January 1, 2010	154,772	$ 8.59		
Granted	—	$ 0.00		
Exercised	(400)	$ 7.10		$ 1
Forfeited or expired	(1,723)	$ 8.06		
Outstanding at December 31, 2010	152,649	$ 8.60	8.4	$ 257
Exercisable at December 31, 2010	56,239	$ 9.09	8.2	$ 72

The following supplemental information applies to the three years ended December 31:

2008 FNB Bancorp Plan

	2010	2009	2008
Options outstanding	152,649	154,772	67,941
Range of exercise prices	$7.10-$10.67	$7.10-$10.67	$10.67-$10.67
Weighted average remaining contractual life	8.4	9.5	9.7
Fully vested options	56,239	29,740	9,925
Weighted average exercise price	$ 9.09	$ 9.54	$ 10.67
Aggregate intrinsic value	$ 72,348	$ 3,420	$ 0
Weighted average remaining contractual life (in years)	8.2	9.1	9.7

FNB BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

A summary of option activity under the 2002 FNB Bancorp Plan as of December 31, 2010 and changes during the year then ended is presented below.

2002 FNB Bancorp Plan

Options	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (000)
Outstanding at January 1, 2010	232,329	$ 22.51		
Granted	—	$ 0.00		
Exercised	—	$ 0.00		
Forfeited or expired	(3,857)	$ 23.45		
Outstanding at December 31, 2010	228,472	$ 22.49	4.0	$ 0
Exercisable at December 31, 2010	209,954	$ 22.13	3.8	$ 0

The following supplemental information applies to the three years ended December 31:

2002 FNB Bancorp Plan

	2010	2009	2008
Options outstanding	228,472	232,329	242,261
Range of exercise prices	$16.92-$28.40	$16.92-$28.40	$16.92-$28.40
Weighted average remaining contractual life	4.0	4.9	6.0
Fully vested options	209,954	191,571	168,589
Weighted average exercise price	$ 22.13	$ 21.77	$ 21.27
Aggregate intrinsic value	$ 0	$ 0	$ 0
Weighted average remaining contractual life (in years)	3.8	4.6	5.4

A summary of option activity under the 1997 FNB Bancorp Plan as of December 31, 2010 and changes during the year then ended is presented below.

1997 First National Bank Plan

Options	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (000)
Outstanding at January 1, 2010	62,247	$ 19.26		
Granted	—	$ 0.00		
Exercised	—	$ 0.00		
Forfeited or expired	(16,279)	$ 14.69		
Outstanding at December 31, 2010	45,968	$ 20.88	3.9	$ 0
Exercisable at December 31, 2010	35,562	$ 19.64	3.1	$ 0

The following supplemental information applies to the three years ended December 31:

1997 FNB Bancorp Plan

	2010	2009	2008
Options outstanding	45,968	62,247	72,911
Range of exercise prices	$15.38-$25.09	$14.69-$25.09	$14.69-$25.09
Weighted average remaining contractual life	3.9	3.7	4.1
Fully vested options	35,562	46,636	52,099
Weighted average exercise price	$ 19.64	$ 17.31	$ 16.16
Aggregate intrinsic value	$ 0	$ 0	$ 0
Weighted average remaining contractual life (in years)	3.1	2.5	2.4

FNB BANCORP AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

(20) Quarterly Data (Unaudited)

(Dollars in thousands)	First	Second	Third	Fourth
2010				
Interest income	$ 8,660	$ 8,756	$ 8,616	$ 8,396
Interest expense	1,700	1,330	1,338	1,015
Net interest income	6,960	7,426	7,278	7,381
Provision for loan losses	250	315	464	825
Net interest income, after provision for loan losses	6,710	7,111	6,814	6,556
Non-interest income	1,100	1,026	1,335	1,245
Non-interest expense	6,538	7,237	6,698	6,532
Income before income taxes	1,272	900	1,451	1,269
Provision for income taxes	268	161	426	372
Net earnings	1,004	739	1,025	897
Dividends and discount accretion on preferred stock	212	214	214	213
Net (loss) earnings available to common shareholders	$ 792	$ 525	$ 811	$ 684
Basic earnings per share	$ 0.24	$ 0.16	$ 0.24	$ 0.20
Diluted earnings per share	$ 0.24	$ 0.16	$ 0.24	$ 0.20

(Dollars in thousands)	First	Second	Third	Fourth
2009				
Interest income	$ 8,911	$ 8,643	$ 9,283	$ 8,980
Interest expense	2,319	2,362	2,293	2,037
Net interest income	6,592	6,281	6,990	6,943
Provision for loan losses	2,140	760	796	900
Net interest income, after provision for loan losses	4,452	5,521	6,194	6,043
Non-interest income	1,349	1,245	1,672	1,111
Non-interest expense	7,420	6,758	6,427	6,970
(Loss) income before income taxes	(1,619)	8	1,439	184
(Benefit) provision for income taxes	(430)	4	176	(331)
Net (loss) earnings	(1,189)	4	1,263	515
Dividends and discount accretion on preferred stock	16	189	214	213
Net (loss) earnings available to common shareholders	$ (1,205)	$ (185)	$ 1,049	$ 302
Basic (loss) earnings per share	$ (0.36)	$ (0.06)	$ 0.31	$ 0.09
Diluted (loss) earnings per share	$ (0.36)	$ (0.06)	$ 0.31	$ 0.09

There may be rounding differences between the sum of the four quarters presented and the annual amounts used throughout the annual report.

(21) Condensed Financial Information of Parent Company

The parent company-only condensed balance sheets, condensed statements of income, and condensed statements of cash flows information are presented as of and for the years ended December 31, as follows:

FNB Bancorp (Dollars in thousands)	**Condensed balance sheets**	
	2010	**2009**
Assets:		
Cash and due from banks	$ 390	$ 67
Investments in subsidiary	80,519	78,576
Income tax receivable from subsidiary	7	4
Dividend receivable from subsidiary	167	159
Options expense receivable from subsidiary	—	215
Other assets	19	19
Total assets	$ 81,102	$ 79,040
Liabilities:		
Dividend declared	$ 167	$ 159
Other liabilities	11	16
Total liabilities	178	175
Stockholders' equity	80,924	78,865
Total liabilities and stockholders' equity	$ 81,102	$ 79,040

FNB Bancorp (Dollars in thousands)	**Condensed statements of earnings**		
	2010	**2009**	**2008**
Income:			
Dividends from subsidiary	$ 1,249	$ 1,385	$ 3,473
Other income	2	13	—
Total income	1,251	1,398	3,473
Expense:			
Other expense	6	1	129
Total expense	6	1	129
Income before income taxes and equity in undistributed earnings of subsidiary	1,245	1,397	3,344
Income tax expense (benefit)	—	6	(14)
Income before equity in undistributed earnings of subsidiary	1,245	1,391	3,358
Equity in undistributed earnings (loss) of subsidiary	2,420	(798)	605
Net earnings	3,665	593	3,963
Dividends and discount accretion on preferred stock	853	632	—
Net earnings (loss) available to common shareholders	$ 2,812	$ (39)	$ 3,963

FNB Bancorp	**Condensed statement of cash flows**		
(Dollars in thousands)	**2010**	**2009**	**2008**
Net earnings	$ 3,665	$ 593	$ 3,963
Income tax receivable from (payable to) subsidiary	1	(2)	15
Options expense receivable from (payable to) subsidiary	215	—	—
Capital purchase program funds received	—	12,000	—
Capital purchase program funds invested in subsidiary	—	(12,000)	—
Accounts payable reimbursed by bank	5	—	—
Net decrease (increase) in other assets	(8)	141	(69)
Net (decrease) increase in other liabilities	(5)	5	(454)
Undistributed (earnings) loss of subsidiary	(2,420)	798	(605)
Stock-based compensation expense	168	157	171
Cash flows from operating activities	1,621	1,692	3,021
Stock options exercised, including tax benefits of $0 in 2010 and 2009, and $8 in 2008	2	—	215
Cash dividends paid on stock	(646)	(1,212)	(1,771)
Cash dividends paid on preferred stock series A and B	(654)	(469)	—
Repurchases of common stock	—	—	(1,464)
Cash flows provided by financing activities	(1,298)	(1,681)	(3,020)
Net increase in cash	323	11	1
Cash, beginning of year	67	56	55
Cash, end of year	$ 390	$ 67	$ 56

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in reports filed by the Company under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting. The Company's management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2010. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rule 13a-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by a company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

a) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of a company;

b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of a company are being made only in accordance with authorizations of management and the board of directors of the company, and

c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on its financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has used the criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting. Management has selected the COSO framework for its evaluation as it is a control framework recognized by the SEC and the Public Company Accounting Oversight Board, that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company's internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

Based on our assessment, management has concluded that our internal control over financial reporting, based on criteria established in "Internal Control-Integrated Framework" issued by COSO was effective as of December 31, 2010.

Date: March 28, 2011

/s/ Thomas C. Mc Graw	/s/ David A. Curtis
Thomas C. Mc Graw	David A. Curtis
Chief Executive Officer	Chief Financial Officer

This annual report does not include an attestation report of the cmopany's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Inherent Limitations on Effectiveness of Controls

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 of Form 10-K is incorporated by reference to the applicable information contained in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference to the applicable information contained in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by Item 12 of Form 10-K is incorporated by reference to the applicable information contained in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 of Form 10-K is incorporated by reference to the applicable information contained in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 of Form 10-K is incorporated by reference to the applicable information contained in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES

(a)(1) Financial Statements. Listed and included in Part II, Item 8.

(2) Financial Statement Schedules. All schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the Financial Statements or notes thereto.

(3) Exhibits.

Exhibit Number	Document Description
**2.1	(deleted)
2.2	Acquisition Agreement dated November 5, 2004, signed among First National Bank of Northern California, Sequoia National Bank and Hemisphere National Bank (incorporated by reference from Exhibit 2.2 to the Company's Current Report on Form 8-K filed with the Commission on November 9, 2004).
2.3	First Addendum to Acquisition Agreement, dated December 13, 2004, signed among First National Bank of Northern California, Sequoia National Bank, Hemisphere National Bank and Privee Financial, Inc. (incorporated by reference from Exhibit 2.5 to the Company's Current Report on Form 8-K filed with the Commission on December 17, 2004)
2.4	Second Addendum to Acquisition Agreement. Dated as of April 15, 2005, signed among First National Bank Of Northern California, Sequoia National Bank, Hemisphere National Bank and Privee Financial, Inc. (incorporated by reference from Exhibit 2.4 to the Company's Current Report on Form 8-K filed with the Commission on May 2, 2005)
**3.1	Articles of Incorporation of FNB Bancorp
3.2	Certificate of Determination of Fixed Rate Cumulative Perpetual Preferred Stock, Series A ("Series A Preferred Stock"), of FNB Bancorp (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)
3.3	Certificate of Determination of Fixed Rate Cumulative Perpetual Preferred Stock, Series B ("Series B Preferred Stock"), of FNB Bancorp (incorporated by reference from Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)
• 3.4	Bylaws of FNB Bancorp (as amended through February 27, 2009).
**4.1	Specimen of the Registrant's common stock certificate.
4.2	Form of Certificate for the Series A Preferred Stock (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)

4.3	Warrant for Purchase of Shares of Series B Preferred Stock ("Warrant") (incorporated by reference from Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)
4.4	Form of Certificate for the Series B Preferred Stock (incorporated by reference from Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)
**10.1	Lease agreement dated April 24, 1995, as amended, for Eureka Square Branch Office of First National Bank of Northern California at Eureka Square Shopping Center, Pacifica, California
**10.2	(deleted)
10.3	(deleted)
10.4	(deleted)
10.5	(deleted)
10.6	(deleted)
10.7	(deleted)
10.8(a)	(deleted)
10.8(b)	(deleted)
**10.9	First National Bank Profit Sharing and 401(k) Plan dated August 26, 1969.*
**10.10	First National Bank Deferred compensation Plan dated November 1, 1997.*
**10.11	Salary Continuation Agreement between First National Bank of Northern California and Michael R. Wyman, dated December 20, 1996.*
**10.12	Salary Continuation Agreement between First National Bank of Northern California and Paul B. Hogan dated December 20, 1996.*
**10.13	Salary Continuation Agreement between First National Bank of Northern California and James B. Ramsey, dated December 23, 1999.*
**10.14	Form of Management Continuity Agreement signed on July 20, 2000, between First National Bank of Northern California and Jim D. Black, Charles R. Key and Anthony J. Clifford.*
10.15	(deleted)
**10.16	Communications Site Lease Agreement as amended dated March 30, 1999, between First National Bank of Northern California, as Lessor and Nextel of California, Inc., as Lessee, with respect to Redwood City Branch Office.
10.17	(deleted)
**10.18	Separation Agreement between First National Bank of Northern California and Paul B. Hogan, dated December 5, 2001.*
***10.19	First Amendment to Separation Agreement between First National Bank of Northern California and Paul B. Hogan, dated March 22, 2002.*

****10.20	FNB Bancorp Stock Option Plan (effective March 15, 2002).*
****10.21	FNB Bancorp Stock Option Plan, Form of Incentive Stock Option Agreement.*
****10.22	FNB Bancorp Stock Option Plan, Form of Nonstatutory Stock Option Agreement.*
*****10.23	FNB Bancorp 2002 Stock option Plan (adopted June 28, 2002).*
*****10.24	FNB Bancorp 2002 Stock Option Plan, Form of Incentive Stock Option Agreement.*
*****10.25	FNB Bancorp 2002 Stock Option Plan, Form of Nonstatutory Stock option Agreement.*
******10.26	Lease Agreement dated August 13, 2003, for San Mateo Branch Office of First National Bank of Northern California, located at 150 East Third Avenue, San Mateo, California.
10.27	Salary Continuation Agreement and Split-Dollar Agreement for Jim D. Black (incorporated by reference from Exhibit 10.27 to the Company's Current Report on Form 8-K filed with the Commission on September 10, 2004).*
10.28	Salary Continuation Agreement and Split-Dollar Agreement for Anthony J. Clifford (incorporated by reference from Exhibit 10.28 to the Company's Current Report on Form 8-K filed with the Commission on September 10, 2004).*
10.29	Amended and Restated Salary Continuation and Split-Dollar Agreement for James B. Ramsey (incorporated by reference from Exhibit 10.29 o the company's current Report on Form 8-K filed with the Commission on September 10, 2004).*
*******10.30	Lease Agreement dated May 1, 2003 as amended by Assignment, Assumption and Consent Agreement for the Financial District Branch of First National Bank of Northern California located at 65 Post Street, San Francisco, California.
*******10.31	Lease Agreement dated July 1, 1999, as amended by Assignment, Assumption and Consent for the Portola Branch Office of First National Bank of Northern California located at 699 Portola Drive, San Francisco, California.
10.32	Amendment to Salary Continuation Agreement for Jim D. Black (incorporated by reference from Exhibit 99.37 to the Company's Current Report on Form 8-K filed with the Commission on July 26, 2006).*
10.33	Amendment to Salary Continuation Agreement for Anthony J. Clifford (incorporated by reference from Exhibit 99.38 to the Company's Current Report on Form 8-K filed with the Commission on July 26, 2006).*
10.34	Amendment to Amended and Restated Salary Continuation Agreement for James B. Ramsey (incorporated by reference from Exhibit 99.39 to the Company's Current report on Form 8-K filed with the Commission on July 26, 2006).*
10.35	Lease Agreement dated February 3, 2006, for warehouse facility of First National Bank of Northern California (incorporated by reference from Exhibit 10.35 to the company's Annual Report on Form 10-K filed with the Commission on March 13, 2008).
10.36	First National-Bank Deferred Compensation Plan dated December 1, 2007 (incorporated by reference from Exhibit 10.36 to the Company's Annual Report on Form 10-K filed with the Commission on March 13, 2008).*

10.37 Amendment No. 5 to the First National Bank Profit Sharing and 401(k) Plan dated December 1, 2007 (incorporated by reference from Exhibit 10.37 to the Company's Annual Report on Form 10-K filed with the Commission on March 13, 2008).*

10.38 Executive Supplemental Compensation Agreement between First National Bank of Northern California and David A. Curtis dated March 3, 2008 (incorporated by reference from Exhibit 10.38 to the Company's Current Report on Form 8-K filed with the Commission on March 6, 2008).*

10.39 Split-Dollar Life Insurance Agreement between First National Bank of Northern California and David A. Curtis dated March 3, 2008 (incorporated by reference from Exhibit 10.39 to the Company's Current Report on Form 8-K filed with the Commission on March 6, 2008).*

********10.40 FNB Bancorp 2008 Stock option Plan (adopted February 22, 2008).*

10.41 Second 409A Amendment to the Salary Continuation Agreement for Jim D. Black (incorporated by reference from Exhibit 99.66 to the Company's Current Report on Form 8-K filed with the Commission on December 22, 2008).*

10.42 Second 409A Amendment to the Salary Continuation Agreement for Anthony J. Clifford (incorporated by reference from Exhibit 99.67 to the Company's Current Report on Form 8-K filed with the Commission on December 22, 2008).*

10.43 Amendment to the Executive Supplemental Compensation Agreement for David A. Curtis (incorporated by reference from Exhibit 99.68 to the Company's Current Report on Form 8-K filed with the Commission on December 22, 2008).*

10.44 Letter Agreement dated February 27, 2009, between FNB Bancorp and United States Department of the Treasury pertaining to the election of directors by the holder(s) of the Series A and Series B Preferred Stock (incorporated by reference from Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)

10.45 Letter Agreement, including Schedule A and Securities Purchase Agreement Standard Terms, dated February 27, 2009, between FNB Bancorp and United States Department of the Treasury, with respect to to the issuance and sale of the Series A and Series B Preferred Stock and the Warrant (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)

10.46 Letter Agreement dated February 27, 2009, between FNB Bancorp and United States Department of the Treasury pertaining to the American Recovery and Reinvestment Act of 2009 (incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)

10.47 Letter Agreement dated February 27, 2009, between FNB Bancorp and United States Department of the Treasury amending certain sections of the Securities Purchase Agreement Standard Terms (incorporated by reference from Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009)

10.48 Form of Compensation Modification Agreement and Waiver, dated February 27, 2009, executed by each of:

Thomas C. McGraw
Chief Executive Officer
FNB Bancorp and First National Bank of Northern California

Jim D. Black, President
FNB Bancorp and First National Bank of Northern California

Anthony J. Clifford
Executive Vice President and Chief Operating Officer
FNB Bancorp and First National Bank of Northern California

David A. Curtis
Senior Vice President and Chief Financial Officer
FNB Bancorp and First National Bank of Northern California

Randy R. Brugioni
Senior Vice President and Senior Loan Officer
FNB Bancorp and First National Bank of Northern California

(incorporated by reference from Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on February 27, 2009).

10.49	Lease agreement dated June 8, 1999, as amended August 18, 2009, for Linda Mar Branch Office of First National Bank of Northern California at Linda Mar Shopping Center, Pacifica, California
10.50	Sublease agreement dated as of September 20, 2010, between Wells Fargo Bank, N. A. as Sublandlord, and First National Bank of Northern California as Subtenant, for Chestnut Street Branch of First National Bank of Northern California
******14.0	Code of Ethics
21.1	The Registrant has one subsidiary, First National Bank of Northern California
23.1	Consent of Moss Adams LLP
31.1	Rule 13a-14(a)/15d-14(a) Certification (principal executive officer)
31.2	Rule 13a-14(a)/15d-14(a) Certification (principal financial officer)
32.0	Section 1350 Certifications

*	Denotes management contracts, compensatory plans or arrangements.
**	Incorporated by reference to registrant's Quarterly Report on Form 10-Q filed with the Commission on May 15, 2002.
***	Incorporated by reference to registrant's Annual Report on Form 10-K filed with the Commission on March 31, 2002.
****	Incorporated by reference to registrant's Statement on Form S-8 (No. 333-91596) filed with the Commission on July 1, 2002.
*****	Incorporated by reference to the registrant's Registration Statement on Form S-8 (No. 333-98293) filed with the Commission on August 16, 2002.
******	Incorporated by reference to registrant's Annual Report on Form 10-K filed with the Commission on March 30, 2003.
*******	Incorporated by reference to registrant's Annual Report on Form 10-K filed with the Commission on March 29, 2006.
********	Incorporated by reference from Appendix A to the Registrant's Definitive Proxy Statement for its 2008 Annual Meeting of Shareholders, filed with the Commission on April 21, 2008.

An Annual Report for the fiscal year ended December 31, 2010, and Notice of Annual Meeting and Proxy Statement for the Company's 2011 Annual Meeting will be mailed to security holders subsequent to the date of filing this report. Copies of said materials will be furnished to the Commission in accordance with the Commission's Rules and Regulations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FNB BANCORP

Dated: March 28, 2011

By: ______________________
Thomas C. McGraw
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Lisa Angelot Lisa Angelot	Chairwoman of the Board of Directors	March 28, 2011
/s/ Thomas C. McGraw Thomas C. McGraw	Director, Chief Executive Officer and Secretary	March 28, 2011
/s/ David A. Curtis David A. Curtis	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 28, 2011
/s/ Thomas G. Atwood Thomas G. Atwood, D. D. S.	Director	March 28, 2011
/s/ Ronald R. Barels Ronald R. Barels, D.D.S.	Director	March 28, 2011
/s/ Merrie Turner Lightner Merrie Turner Lightner	Director	March 28, 2011
/s/ Michael Pacelli Michael Pacelli	Director	March 28, 2011
/s/ Edward J. Watson Edward J. Watson	Director	March 28, 2011
/s/ Jim D. Black Jim D. Black	Director and President	March 28, 2011
/s/ Anthony J. Clifford Anthony J. Clifford	Director and Executive Vice President and Chief Operating Officer	March 28, 2011

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-91596, 333-98293, 333-106363 and 333-152578) on Form S-8 of our report dated March 28, 2011, relating to the consolidated financial statements appearing in this Annual Report on Form 10-K of FNB Bancorp for the year ended December 31, 2010.

/s/ Moss Adams LLP

Portland, Oregon
March 28, 2011

Exhibit 31.1

Rule 13a-14(a)/15d-14(a) Certifications

I, Thomas C. McGraw, certify that:

1. I have reviewed this annual report on Form 10-K of FNB Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2011

Thomas C. McGraw
Chief Executive Officer

Exhibit 31.2

Rule 13a-14(a)/15d-14(a) Certifications

I, David A. Curtis, certify that:

1. I have reviewed this annual report on Form 10-K of FNB Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2011.

David A. Curtis
Senior Vice President and Chief Financial Officer

Exhibit 32

Section 1350 Certifications

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, chapter 63 of Title 18, United Stated Code), each of the undersigned officers of FNB Bancorp, a California corporation (the "Company"). Does hereby certify that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2010 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. Information contained in the Form 10-K fairly presents, in all material aspects, The financial condition and results of operations of the Company.

Dated: March 28, 2011

Thomas C. McGraw
Chief Executive Officer

Dated: March 28, 2011

David A. Curtis
Senior Vice President
and Chief Financial Officer

A signed original of this statement required by Section 906 has been provided to FNB Bancorp and will be retained by FNB Bancorp and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Information

Stock Exchange

FNBC common stock is listed on The Bulletin Board under ticker symbol FNBG.OB. For other shareholder related questions, call The Finance Department (650) 588-6800.

Dividend Payments

Dividend payments are paid following a declaration by our Board of Directors and have historically been paid quarterly.

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800-497-2300

Form l0-K

All shareholders receive a copy of the corporation's proxy statement and annual report (Form 10-K) which are filed with the Securities and Exchange Commission. Others interested in receiving these reports can contact the Finance Department listed below.

Requests for Information

Shirley Cabanero
Finance Officer
975 El Camino Real
South San Francisco, CA 94080

David A. Curtis
Senior Vice President & Chief Financial Officer
975 El Camino Real
South San Francisco, CA 94080

FNB Bancorp